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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED
MAY 0 2 2005
WASH. D.C.

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. _____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [ ]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

MINTO EXPLORATIONS LTD.

(Name of Subject Company)

(Translation of Subject Company's Name into English (if applicable))

BRITISH COLUMBIA

(Jurisdiction of Subject Company's Incorporation or Organization)

SHERWOOD MINING CORPORATION

(Name of Person(s) Furnishing Form)

COMMON SHARES

(Title of Class of Subject Securities)

(CUSIP Number of Class of Securities (if applicable))

Roy Hudson, Davis & Company, 300 Shell Centre, 400-4th Avenue SW, Calgary, Alberta, T2P 0J4, 403-296-5345

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

April 29, 2005

(Date Tender Offer/Rights Offering Commenced)

PROCESSED
MAY 0 9 20
THOMSON
FINANCIAL

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GENERAL INSTRUCTIONS

I. ***Eligibility Requirements for Use of Form CB***

A. Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-1(c) and 14e-2(d) under the Securities Exchange Act of 1934 ("Exchange Act"), and Rules 801 and 802 under the Securities Act of 1933 ("Securities Act").

Instructions

1. For the purposes of this Form, the term "subject company" means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.

2. For the purposes of this Form, the term "tender offer" includes both cash and securities tender offers.

B. The information and documents furnished on this Form are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II. ***Instructions for Submitting Form***

A. (1) If the party filing or submitting the Form CB has reporting obligations under Exchange Act Section 13 or 15(d), Regulation S-T Rule 101(a)(1)(vi) (17 CFR 232.101(a)(1)(vi)) requires the submission of the Form CB in electronic format via the Commission's Electronic Data Gathering and Retrieval System (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2) If the party filing or submitting the Form CB is not an Exchange Act reporting company, Regulation S-T Rule 101(b)(8) (17 CFR 232.101(b)(8)) permits the submission of the Form CB either via EDGAR or in paper. When filing or submitting the Form CB in electronic format, either voluntarily or as a mandated EDGAR filer, a party must also file or submit on EDGAR all home jurisdiction documents required by Parts I and II of this Form, except as provided by the Note following paragraph (2) of Part II.

(3) A party may also file a Form CB in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting a Form CB in paper under a hardship exemption, a party must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form CB.

(4) If filing the Form CB in paper in accordance with Rule 101(b)(8) or a hardship exemption, you must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. You must bind, staple or otherwise compile each copy in one or more parts without stiff covers. You must make the binding on the side or stitching margin in a manner that leaves the reading matter legible.

B. When submitting the Form CB in electronic format, the persons specified in Part IV must provide signatures in accordance with Regulation S-T Rule 302 (17 CFR 232.302). When submitting the Form CB in paper, the persons specified in Part IV must sign the original and at least one copy of the Form and any amendments. You must conform any unsigned copies. The specified persons may provide typed or facsimile signatures in accordance with Securities Act Rule 402(e) (17 CFR 230.402(e)) or Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) as long as the filer retains copies of signatures manually signed by each of the specified persons for five years.

C. You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company's home jurisdiction.

D. If filing in paper, in addition to any internal numbering you may include, sequentially number the signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III. *Special Instructions for Complying with Form CB*

Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company's home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b) Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.

Item 2. Informational Legends

You may need to include legends on the outside cover page of any offering document(s) used in the transaction. *See* Rules 801(b) and 802(b).

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Furnish to the Commission either an English translation or English summary of any reports or information that, in accordance with the requirements of the home jurisdiction, must be made publicly available in connection with the transaction but need not be disseminated to security holders. Any English summary submitted must meet the requirements of Regulation S-T Rule 306(a) (17 CFR 232.306(a)) if submitted electronically or of Securities Act Rule 403(c)(3) (17 CFR 230.403(c)(3)) or Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)) if submitted in paper.

(2) Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).

Note to paragraphs (1) and (2) of Part II: In accordance with Regulation S-T Rule 311(f) (17 CFR 232.311(f)), a party may submit a paper copy under cover of Form SE (17 CFR 239.64, 249.444, 259.603, 269.8, and 274.403) of an unabridged foreign language document when submitting an English summary in electronic format under paragraph (1) of this Part or when furnishing a foreign language document that has been incorporated by reference under paragraph (2) of this Part.

(3) If any of the persons specified in Part IV has signed the Form CB under a power of attorney, a party submitting the Form CB in electronic format must include a copy of the power of attorney signed in accordance with Regulation S-T Rule 302 (17 CFR 232.302). A party submitting the Form CB in paper must also include a copy of the signed power of attorney.

PART III - CONSENT TO SERVICE OF PROCESS

(1) When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2) Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

D. Bruce McLeod

(Signature)

D BRUCE MCLEOD, PRESIDENT

(Name and Title)

APRIL 29 2005

(Date)

This document is important and requires your immediate attention. If you are in any doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor. No securities regulatory authority has expressed an opinion about any of the securities offered hereunder and it is an offence to claim otherwise.

April 29, 2005

SEC MAIL PROCESSING RECEIVED MAY 2005 WASH. D.C. SECTION

SHERWOOD MINING CORPORATION

OFFER TO PURCHASE

all of the outstanding common shares
of
MINTO EXPLORATIONS LTD.

on the basis of, at the election of each shareholder,

$0.615 (Canadian) in cash and 1.0 preferred share of Sherwood Mining Corporation

or

2.5 common shares and 1.0 preferred share of Sherwood Mining Corporation
for each common share of Minto Explorations Ltd. deposited

This offer (the "Offer") by Sherwood Mining Corporation ("Sherwood" or the "Offeror") to purchase all of the outstanding common shares ("Minto Shares") of Minto Explorations Ltd. ("Minto") will be open for acceptance until 4:30 p.m. (local time) on June 3, 2005, unless withdrawn or extended. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the Expiry Time (and at the time Sherwood first takes up and pays for Minto Shares under the Offer) not less than 66 2/3% (calculated on a diluted basis) of the Minto Shares (the "Minimum Condition"). This condition and the other conditions of the Offer are described in Section 4 of the Offer, "Conditions of the Offer".

The board of directors of Minto has unanimously recommended that shareholders of Minto accept the Offer. Minto's financial advisor, Ross Glanville, has expressed an opinion to the board of directors of Minto that the consideration to be received by the holders of Minto Shares pursuant to the Offer is fair, from a financial point of view, to holders of Minto Shares. For further information, refer to the Directors' Circular of the board of directors of Minto.

A holder of Minto Shares has agreed to accept the Offer by depositing under the Offer an aggregate of 3,397,500 Minto Shares, representing approximately 57.5% of the outstanding Minto Shares, subject to certain conditions. See "Pre-Acquisition Agreement — Pre-Tender Agreements" in the Circular.

Holders of Minto Shares who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal (printed on blue paper) or a manually executed facsimile thereof and deposit it, together with the certificate or certificates representing their Minto Shares, at the offices of Computershare Investor Services Inc. (the "Depositary") shown below and in the Letter of Transmittal, in accordance with the instructions in the Letter of Transmittal. Alternatively, a holder of Minto Shares who desires to deposit such shares and whose certificate or certificates for such shares are not immediately available may deposit such certificate or certificates by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance", using the accompanying Notice of Guaranteed Delivery (printed on green paper) or a facsimile thereof.

The outstanding common shares of Sherwood ("Sherwood Shares") and Minto Shares are listed on the TSX Venture Exchange (the "TSXV"). On March 24, 2005, the last day on which Minto Shares and Sherwood Shares traded prior to the public announcement by Sherwood and Minto of the Offer, the closing price of the Sherwood Shares and the closing price of the Minto Shares on the TSXV was $0.25 and $0.54 respectively.

(Cover continued on the following pages)

Questions and requests for assistance may be directed to the Depositary. Additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained upon request without charge from the Depositary at its offices shown in the Letter of Transmittal and on the last page of this document. Persons whose Minto Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Minto Shares.

THE DEPOSITARY FOR THE OFFER IS:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:

P.O. Box 7021
31 Adelaide St. E.
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

By Hand, by Courier or by Registered Mail:

Toronto
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

OR

Vancouver
510 Burrard Street, 2nd Floor
Vancouver, British Columbia V6C 3B9

Toll Free: 1-800-564-6253
Email: service@computershare.com

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

THE SECURITIES OFFERED HEREBY ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION PROVIDED BY RULE 802 UNDER THE *UNITED STATES SECURITIES ACT OF* 1933, AS AMENDED, AND HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE "SEC") OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER TO PURCHASE AND CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The Offer is made for the securities of a Canadian corporation and the Sherwood Shares and the Preferred Shares (as defined herein) offered hereby are offered by a Canadian issuer in accordance with the disclosure requirements of certain provinces of Canada. Shareholders of Minto should be aware that these requirements are different from those of the United States. The financial statements included herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independent standards and thus may not be comparable to financial statements of United States companies.

It may be difficult for Shareholders to enforce their rights and any claim they may have arising under the U.S. federal securities laws, as Sherwood and Minto are located in Canada, and some or all of their respective officers and directors are residents of Canada. You may not be able to sue Sherwood or Minto or its officers or directors in a non-U.S. court for violations of the U.S. federal securities laws. It may be difficult to compel Sherwood or Minto and their affiliates to subject themselves to a U.S. court's judgment.

Shareholders of Minto should be aware that the acquisition of the Sherwood Shares offered hereby may have tax consequences both in the United States and in Canada. The consequences for holders who are resident in,

or citizens of, the United States are not described in the Offer to Purchase and Circular. All Shareholders of Minto are advised to consult their tax advisors to determine the particular tax consequences to them of acquiring the Sherwood Shares and the Preferred Shares. See "Canadian Federal Income Tax Considerations" in the Circular.

Shareholders of Minto should be aware that Sherwood or its affiliates, directly or indirectly, may bid for or purchase Minto Shares otherwise than pursuant to the Offer, such as in open market or privately negotiated purchases, as permitted by Canadian laws or provincial laws or regulations.

No broker, dealer, salesperson or other person has been authorized to give any information or make any representation other than those contained in this document and, if given or made, such information or representation must not be relied upon as having been authorized by Sherwood or the Depositary.

Sherwood Shares and Preferred Shares will not be delivered in the United States or to or for the account or for the benefit of a person in the United States or to any person who is resident of any jurisdiction other than Canada, unless Sherwood is satisfied that the Sherwood Shares and the Preferred Shares may be delivered in such other jurisdictions without further action by Sherwood or on a basis otherwise determined acceptable to Sherwood in its sole discretion.

FORWARD LOOKING STATEMENTS

Certain statements contained in the accompanying Circular under "Purpose of the Offer and Plans for Minto", in addition to certain statements contained elsewhere in, or incorporated by reference in, this document, are "forward-looking statements" and are prospective. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.

CURRENCY

All dollar references in the Offer and Circular are to Canadian dollars, unless otherwise indicated. On April 28, 2005, the rate of exchange of the Canadian dollar, expressed in U.S. dollars, based on the noon buying rate in the City of New York for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York was U.S. $1.00 = Canadian $1.2508.

RISKS

The Sherwood Shares and the Preferred Shares offered in the Offer involve certain risks. Please see the section entitled "Sherwood Mining Corporation - Risk Factors" in the Circular.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Minto Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction, including any state of the United States in which the Offer has not been qualified. However, Sherwood may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Minto Shares in any such jurisdiction.

TABLE OF CONTENTS

CAL Library:28566.10

DEFINITIONS

In the Offer and the Circular, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in the Offer or the Circular.

"**ABCA**" means the *Business Corporations Act* (Alberta), as amended;

"**Additional Consideration**" means an amount equal to fifty percent (50%) of the amount in excess of $7,000,000 received by Sherwood on the sale by Sherwood of the Minto Project provided the decision to make such sale occurs within the later of the completion of a bankable feasibility study in respect of the Minto Project and the first anniversary of the Closing Date;

"**affiliate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"**AMF**" means Autorité des Marchés Financiers (Québec);

"**ASARCO**" means ASARCO LLC, a limited liability company;

"**ASARCO Debt**" means the indebtedness of Minto to ASARCO, such amount not to exceed $680,000, on the Closing Date;

"**ASARCO Option**" means the right of ASARCO to earn a 70% interest in the Minto Project;

"**ASARCO Royalty**" means the 0.375% net smelter return royalty held by ASARCO on the Minto Project;

"**ASARCO Royalty Purchase Price**" means the price that Sherwood agreed to pay to acquire the ASARCO Royalty, being $350,000 payable in cash or in Sherwood Shares at Sherwood's election, such Sherwood Shares being issued at a deemed price equal to the weighted average trading price of the Sherwood Shares on the TSXV for the 10 days prior to the Closing Date;

"**ASARCO Transactions**" means collectively (i) the transaction pursuant to which Sherwood will buy and ASARCO will sell the ASARCO Debt and the ASARCO Option in consideration of the amount of the ASARCO Debt plus $10;and (ii) the transaction pursuant to which Sherwood will buy and ASARCO will sell the ASARCO Royalty in consideration of the ASARCO Royalty Purchase Price;

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"**BCBCA**" means the *Business Corporations Act* (British Columbia);

"**Business Day**" means any day, excepting Saturdays, Sundays and statutory holidays observed in Calgary, Alberta;

"**Circular**" means the take-over bid circular accompanying the Offer and forming part of this document;

"**Closing Date**" means the date which is the later of the date on which Sherwood (i) last takes up and pays for the Minto Shares pursuant to the Offer, (ii) completes the ASARCO Transactions, and (iii) completes the Falconbridge Transactions;

"**compulsory acquisition**" has the meaning ascribed thereto under "Acquisition of Minto Shares Not Deposited - Compulsory Acquisition" in the Circular;

"**Consolidation**" means the consolidation of the Sherwood Shares as constituted on the date hereof on the basis of up to four pre-Consolidation Sherwood Shares for one post-Consolidation Sherwood Share;

"**Corporation**" or "**Sherwood**" means Sherwood Mining Corporation, a corporation continued under the ABCA;

"**Depositary**" means Computershare Investor Services Inc. at the offices specified in the Letter of Transmittal and on the last page of this document;

"**Depositing Shareholder**" means a Shareholder tendering Minto Shares in acceptance of the Offer;

"**diluted basis**" with respect to the number of outstanding Minto Shares at any time, means such number of outstanding Minto Shares actually issued and outstanding, together with all Minto Shares that may be issued on the exercise of all outstanding Minto Options or other rights, if any, to subscribe for Minto Shares;

"**Directors' Circular**" means the circular prepared by the board of directors of Minto and to be sent to all Shareholders in connection with the Offer;

"**Eligible Institution**" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc., Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States;

"**Expiry Date**" means June 3, 2005 or such other date or dates as may be fixed by Sherwood from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

"**Expiry Time**" means 4:30 p.m. (local time) on the Expiry Date or such other time or times as may be fixed by Sherwood from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer";

"**Falconbridge**" means Falconbridge Limited;

"**Falconbridge Repurchase Right**" means all rights of Falconbridge to repurchase certain portions of the Minto Project for $500,000, such right expiring on June 15, 2005;

"**Falconbridge Repurchase Right Purchase Price**" means the price Sherwood is required to pay to acquire the Falconbridge Repurchase Right, being $2,686,000 in cash and, upon satisfaction of the Sale Condition, 42.5% of the Additional Consideration;

"**Falconbridge Royalty**" means the 0.75% net smelter return royalty held by Falconbridge on the Minto Project;

"**Falconbridge Royalty Purchase Price**" means the price that Sherwood is required to pay to acquire the Falconbridge Royalty, being $700,000 payable in cash or in Sherwood Shares at Sherwood's election, such Sherwood Shares being issued at a deemed price equal to the weighted average trading price of the Sherwood Shares on the TSXV for the 10 days prior to the Closing Date;

"**Falconbridge Transactions**" means collectively, (i) the transaction pursuant to which Sherwood will buy and Falconbridge will sell the Falconbridge Repurchase Right in consideration of the Falconbridge Repurchase Right Purchase Price and (ii) the transaction pursuant to which Sherwood will buy and Falconbridge will sell the Falconbridge Royalty in consideration of the Falconbridge Royalty Purchase Price;

"**GAAP**" means Canadian generally accepted accounting principles;

"**Letter of Transmittal**" means the letter of transmittal in the form accompanying the Offer and Circular;

"**Material Adverse Change**" means any change (or any condition, event or development involving a prospective change) in the business, operations, results of operations, assets, capitalization, financial condition, prospects, licenses, permits, concessions, rights, liabilities or privileges, whether contractual or otherwise, of Minto that is, or could reasonably be expected to be, materially adverse to the business of Minto, and its subsidiaries considered as a whole, other than a change: (i) that relates to or arises out of a matter that has, prior to March 29, 2005, been publicly disclosed or otherwise disclosed in writing to Sherwood; (ii) that relates to or arises out of conditions affecting the mining industry as a whole; (iii) that relates to or arises out of general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) that relates to or arises out of any change in the market price of precious or base metals;

"**Material Adverse Effect**" in relation to any event or change, means an effect that is or would reasonably be expected to be materially adverse to the financial condition, operations, assets, liabilities, or business of Minto considered as a whole, provided that a Material Adverse Effect shall not include an adverse effect: (i) that relates to or arises out of a matter that has been publicly disclosed or otherwise disclosed in writing to Sherwood prior to March 29, 2005; (ii) that relates to or arises out of conditions affecting the mining industry as a whole; (iii) that relates to or arises out of general economic, financial, currency exchange, securities or commodity market conditions in Canada or elsewhere; or (iv) that relates to or arises out of any change in the market price of precious or base metals;

"**Minimum Condition**" has the meaning ascribed thereto in subsection (a) of Section 4 of the Offer, "Conditions of the Offer";

"**Minimum Required Shares**" means at least that number of the outstanding Minto Shares required to be tendered to the Offer to satisfy the Minimum Condition, unless Sherwood waives the Minimum Condition, in which case "Minimum Required Shares" means that number of the outstanding Minto Shares that Sherwood takes up on the Take-up Date;

"**Minto**" means Minto Explorations Ltd., a corporation under the BCBCA;

"**Minto Acquisition Proposal**" means any inquiry or the making of any proposal to Minto or its Shareholders from any person which constitutes, or may reasonably be expected to lead to (in either case whether in one transaction or a series of transactions): (i) an acquisition from Minto or its Shareholders of any securities of Minto (other than on exercise of currently outstanding Minto Options); (ii) any acquisition of a substantial amount of assets of Minto; (iii) an amalgamation, arrangement, merger or consolidation of Minto; or (iv) any take-over bid, issuer bid, exchange offer, recapitalization, liquidation, dissolution, reorganization into a royalty trust or income fund or similar transaction involving Minto or any other transaction, the consummation of which would or could reasonably be expected to impede, interfere with, prevent or delay the transactions contemplated by the Pre-Acquisition Agreement or the Offer or which would or could reasonably be expected to materially reduce the benefits to Sherwood under the Pre-Acquisition Agreement or the Offer;

"**Minto Project**" means, collectively, all of the mineral claims, related infrastructure, equipment, permits and licenses and other related assets and rights pertaining to the advanced stage copper-gold mining project owned by Minto and located approximately 240 kilometres northwest of Whitehorse in central Yukon Territory;

"**Minto Shares**" means the common shares in the share capital of Minto, as constituted on the date hereof;

"**NI 43-101**" means National Instrument 43-101 entitled "Standards of Disclosure for Mineral Projects";

"**Notice of Guaranteed Delivery**" means the notice of guaranteed delivery in the form accompanying the Offer and Circular;

"**Offer**" means the offer to purchase all of the issued and outstanding Minto Shares made hereby to Shareholders;

"**Offer Period**" means the period commencing on the date hereof and ending at the Expiry Time;

"**OSC**" means the Ontario Securities Commission;

"**OSC Rule 61-501**" means OSC Rule 61-501 entitled "Insider Bids, Issuer Bids, Going Private Transactions and Related Party Transactions";

"**Person**" includes an individual, body corporate, partnership, syndicate or other form of unincorporated entity;

"**Policy Q-27**" means Policy Statement Q-27 of the AMF entitled "Protection of Minority Securityholders in the Course of Certain Transactions";

"**Pre-Acquisition Agreement**" means the agreement dated April 28, 2005, between Sherwood and Minto pursuant to which, among other things, Sherwood agreed to make the Offer, subject to the provisions thereof;

"**Preferred Shares**" means series 1 preferred shares of Sherwood, each Preferred Share being retractable by Sherwood and redeemable by the holder thereof following the satisfaction of the Sale Condition for an amount equal to the quotient of one divided by 5,910,501 multiplied by 57.5% of the Additional Consideration;

"**Pre-Tender Agreements**" means agreements between the Tendering Shareholders and Sherwood pursuant to which such holders agree to tender their Minto Shares under the Offer;

"**Quest**" means Quest Capital Corp., a corporation under the BCBCA;

"**Quest Facility**" means the credit facility provided by Quest to Sherwood pursuant to which Sherwood may borrow up to $7,000,000 to facilitate the Offer and related transactions;

"**Sale Condition**" means the completion of the sale by Sherwood of the Minto Project provided the decision to make such sale occurs within the later of the completion of a bankable feasibility study in respect of the Minto Project and the first anniversary of the Closing Date;

"**Second Stage Transaction**" means any statutory arrangement, amalgamation, merger, capital reorganization or other transaction involving Sherwood and/or an affiliate of Sherwood and Minto and/or the holders of Minto Shares for the purposes of Minto becoming, directly or indirectly, a wholly-owned subsidiary of Sherwood or effecting an amalgamation or merger of Minto's business and assets with or into Sherwood and/or an affiliate of Sherwood;

"**Shareholder**" means a holder of Minto Shares;

"**Sherwood**" or the "**Corporation**" means Sherwood Mining Corporation, a corporation continued under the ABCA;

"**Sherwood Shares**" means the common shares of Sherwood, as constituted on the date hereof;

"**Sherwood Units**" mean units of Sherwood, each Sherwood unit comprised of 2.5 Sherwood Shares and 1.0 Preferred Share;

"**subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Alberta), as amended, except as otherwise provided herein;

"**Superior Proposal**" means a written bona fide Minto Acquisition Proposal by a third party which the board of directors of Minto determines in good faith: (i) that funds or other consideration necessary for the Minto Acquisition Proposal are or are likely to be available; (ii) after consultation with its financial advisor, would, if consummated in accordance with its terms, result in a transaction financially superior for Shareholders than the transaction contemplated by the Pre-Acquisition Agreement; and (iii) after receiving the written advice of outside counsel or advice of outside counsel as reflected in minutes of the board of directors of Minto, that the taking of such action is necessary for the board of directors in discharge of its fiduciary duties under applicable law;

"**Take-over Proposal**" means a proposal or offer (other than by Sherwood), whether or not subject to a due diligence condition and whether or not in writing, to acquire in any manner, directly or indirectly, beneficial ownership of all or a material portion of the assets of Minto or to acquire in any manner, directly or indirectly, beneficial ownership of or control or direction over more than 20% of the outstanding Minto Shares, whether by an arrangement, amalgamation, merger, consolidation or other business combination, by means of a sale or exchange of shares, sale of assets, tender offer or exchange offer or similar transaction involving Minto, including without limitation any single or multi-step transaction or series of related transactions that is structured to permit such third party to acquire beneficial ownership of all or a material portion of the assets of Minto or to acquire in any manner, directly or indirectly, more than 20% of the outstanding Minto Shares (in all cases other than the transactions contemplated by the Pre-Acquisition Agreement);

"**Take-up Date**" means the date that Sherwood first takes up and acquires Minto Shares pursuant to the Offer;

"**Tax Act**" means the *Income Tax Act* (Canada), together with any and all regulations promulgated thereunder, as amended from time to time;

"**Teck**" means Teck Cominco Limited;

"**Teck Royalty**" means the 0.375% net smelter return royalty held by Teck on the Minto Project;

"**Tendering Shareholders**" means the holders of Minto Shares who have entered into the Pre-Tender Agreements;

"**TSXV**" means the TSX Venture Exchange;

"**U.S.**" or "**United States**" means United States of America, its territories and possessions, any state of the United States and the District of Columbia; and

"**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended.

All dollar references in the Offer and the Circular refer to Canadian dollars, unless otherwise indicated.

SUMMARY

The following is a summary of certain information contained elsewhere in the attached Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, and shall be read together with the more detailed information contained or referred to elsewhere in those documents.

The Offer

The Offer is made by Sherwood for all of the outstanding Minto Shares. The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn or extended by Sherwood.

The Offer is made only for the Minto Shares and not for other rights to acquire Minto Shares, if any. Sherwood is not aware of any existing rights to acquire Minto Shares.

The obligation of Sherwood to take up and pay for Minto Shares pursuant to the Offer is subject to certain conditions. See Section 4 of the Offer, "Conditions of the Offer".

Recommendation of the Board of Directors of Minto

The board of directors of Minto has unanimously recommended acceptance of the Offer by the Shareholders. Minto's financial advisor has concluded that the consideration to be received by Shareholders pursuant to the Offer is fair, from a financial point of view, to the Shareholders. For further information, refer to the Directors' Circular.

Basis of the Offer

The basis of the Offer is, at the election of each Shareholder, $0.615 (Canadian) in cash plus 1.0 Preferred Share (the "Cash Alternative") or 1.0 Sherwood Unit, comprised of 2.5 Sherwood Shares plus 1.0 Preferred Share (the "Share Alternative") for each Minto Share deposited under the Offer. A Shareholder may elect to receive: (i) the Cash Alternative; (ii) the Share Alternative; or (iii) a combination thereof (the "Combination Alternative") for, in each case, the number of Minto Shares specified by the Shareholder, aggregating the total number of Minto Shares tendered by a Shareholder under the Offer. See Section 1 of the Offer, "The Offer".

Fractional Sherwood Shares and fractional Preferred Shares will not be issued. Any Shareholder who would otherwise be entitled to receive a fractional Sherwood Share or a fractional Preferred Share, as the case may be, will be entitled to receive the next nearest whole number of Sherwood Shares or Preferred Shares, as the case may be, to which such person is entitled.

A Shareholder who does not properly indicate a choice for the Cash Alternative, the Share Alternative, or a Combination Alternative, on the Letter of Transmittal will be deemed to have chosen the Share Alternative for all Minto Shares deposited under the Offer for which a proper election has not been made.

Sherwood Mining Corporation

Sherwood is a junior exploration company focused on the acquisition, exploration and development of mineral projects. Disclosure documents of Sherwood are available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com. See "Information Concerning Sherwood Mining Corporation" in the Circular.

Minto Explorations Ltd.

Minto is a junior exploration company focused on the acquisition, exploration and development of mineral projects. Disclosure documents of Minto are available through the internet on the Canadian System for Electronic Document

Analysis and Retrieval (SEDAR) website at www.sedar.com. See "Information Concerning Minto Explorations Ltd." in the Circular.

Purpose of the Offer and Plans for Minto

Corporate

The purpose of the Offer is to enable Sherwood to acquire, directly or indirectly, all of the outstanding Minto Shares and, if the Offer is successful, to acquire all other rights pertaining to the Minto Project such that the Minto Project becomes 100% owned by Sherwood, except for a 0.50% net smelter return royalty reserved in favour of the Selkirk First Nation and the Teck Royalty.

If Sherwood takes up and pays for Minto Shares deposited pursuant to the Offer, Sherwood intends to seek to acquire, directly or indirectly, all of the remaining Minto Shares not deposited under the Offer by a compulsory acquisition pursuant to the procedures contained in Division 6 of Part 9 of the BCBCA or by a Second Stage Transaction. Sherwood will cause the Minto Shares acquired under the Offer to be voted in favour of such a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See "Acquisition of Minto Shares Not Deposited" in the Circular.

If the Offer is successful, certain changes will be made to the composition of the board of directors of Minto to allow nominees of Sherwood to become members of such Board. If Minto becomes a wholly-owned subsidiary of Sherwood, Sherwood may continue to operate Minto as a wholly-owned subsidiary or Minto may be amalgamated with or wound-up into Sherwood or an affiliate of Sherwood.

If permitted by applicable law, subsequent to the completion of the Offer, any compulsory acquisition or any Second Stage Transaction, Sherwood intends to delist the Minto Shares from the TSXV and, if there are fewer than 15 Shareholders in each of the jurisdictions in Canada and fewer than 51 Shareholders in total in Canada, to cause Minto to cease to be a reporting issuer under the Canadian securities laws. See "Purpose of the Offer and Plans for Minto" in the Circular.

Operational

On the successful completion of the Offer, Sherwood intends to initiate the work on the Minto Project required to make the resource estimates compliant with NI 43-101, to update the feasibility study, to apply for and obtain any necessary amendments to the current permits and, based on successful completion of these matters, to commence construction of a copper-gold mining operation at the earliest possible date. During these activities, Sherwood would also look to evaluate several exploration opportunities to expand the available mineable reserves in areas of the Minto Project where potential has been identified by prior drilling, including the following:

1 Potential for underground mining of higher grade portions of the resources contemplated as being left in the pit walls in earlier studies;

2 Potential for extensions to the main deposit (a) to the north of an offsetting fault and (b) to the southwest;

3 Poorly tested exploration areas away from the main deposit where drilling has intersected copper mineralization in poorly evaluated zones of copper mineralization that may offer opportunities for delineation of satellite deposits; and

4 Numerous other showings and targets identified during more than 30 years of exploration.

Reasons for the Offer

Sherwood believes that the acquisition of Minto and the concurrent completion of the ASARCO Transactions and the Falconbridge Transactions will, for the first time since its discovery in the 1970's, consolidate 100% ownership of the Minto Project in one company, free and clear of any influence or rights by major companies, a company totally focused on the advancement of the Minto Project. This will allow Sherwood to optimize the development of the Minto Project to maximize value to Sherwood's shareholders and take full advantage of the current strong copper market by getting the Minto Project into production at the earliest practicable date. Benefits to Shareholders from a combination of Sherwood and Minto include:

- Shareholders have flexibility in deciding whether to receive cash and/or Sherwood Shares;
- Shareholders who receive Sherwood Shares will enjoy enhanced liquidity as Sherwood will have a significantly larger market capitalization than Minto alone;
- Shareholders who receive Sherwood Shares will be able to participate in any increase in value for Sherwood Shares resulting from the completion of the Transactions, progress towards a production decision on the Minto Project and further exploration, while maintaining exposure to the copper market;
- While it is not Sherwood's intention to do so, the Preferred Shares will allow current Shareholders to benefit from potential appreciation should Sherwood sell the Minto Project for a profit within the later of one year of the first anniversary of the Closing Date and the completion of a bankable feasibility study in respect of the Minto Project.

See "Background to and Reasons for the Offer" in the Circular.

Selected Pro Forma Consolidated Financial Information

The following table sets out certain consolidated financial information for Sherwood and Minto as well as certain pro forma financial information after giving effect to the acquisition of all of the issued and outstanding Minto Shares pursuant to the Offer and certain other adjustments. **The following information should be read in conjunction with the pro forma consolidated financial statements of Sherwood, including the notes thereto, set forth in Appendix "B" to the Circular.**

	($, except shares) As at and for the year ended		Pro forma Consolidated As at and for the year ended November 30, 2004 (2)
	Sherwood November 30, 2004	Minto December 31, 2004	
	(audited)	(1)	(unaudited)
Revenue	nil	2	nil
Net Earnings (Loss)	(1,749,555)	(186,899)	(1,936,444)
Per Share - basic and diluted	(0.07)	(0.03)	(0.04)
Cash Flow from Operations			
Per Share - basic and diluted	nil	nil	nil
Capital Expenditures, net	nil	nil	nil
Current Liabilities	110,824	571,006	3,367,830
Total Assets	408,222	5,209,740	9,403,962
Shareholders' Equity (Deficit)	(7,162,156)	(1,771,157)	(7,412,156)
Number of Shares Outstanding			
Basic	26,124,994	5,912,501	48,070,284
Diluted	28,176,280	5,912,501	50,550,141

Notes:

(1) **Derived from financial statements of Minto filed on SEDAR.**

(2) **See the notes to the unaudited Pro Forma Consolidated Financial Statements set forth in Appendix "B" for assumptions and adjustments.**

Pre-Acquisition Agreement

Effective April 28, 2005, Sherwood and Minto entered into the Pre-Acquisition Agreement pursuant to which Sherwood agreed, subject to the provisions thereof, to make the Offer and, upon the satisfaction or waiver of all conditions of the Offer, to take up and pay for all Minto Shares validly deposited under the Offer. Pursuant to the Pre-Acquisition Agreement, Minto agreed to immediately cease and cause to be terminated all existing discussions and negotiations with any parties conducted prior to the date of the Pre-Acquisition Agreement by Minto or its officers, directors, employees, representatives, agents or other parties on its behalf with respect to any Minto Acquisition Proposal. Minto also agreed that after the execution of the Pre-Acquisition Agreement, Minto will not, and will not authorize or permit any of its representatives to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiry or the making of any proposal to Minto or its Shareholders from any person which constitutes, or may reasonably be expected to lead to, a Minto Acquisition Proposal, enter into or participate in any discussions or negotiations relating thereto or furnish to any other person any information with respect to the business, properties, operations, prospects or conditions (financial or otherwise) of Minto in connection with a Minto Acquisition Proposal or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt of any other person to do or seek to do any of the foregoing. Minto also agreed that it would not release any party from any confidentiality or standstill agreements. The foregoing shall not prevent Minto from engaging in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Minto or its representatives) seeks to initiate such discussions or negotiations and providing or furnishing such party with information concerning Minto and its business, property and assets if such party has first made a written bona fide Minto Acquisition Proposal which the board of directors of Minto determines in good faith to be a Superior Proposal. In the event that Minto receives any inquiries, offers or proposals with respect to a Minto Acquisition Proposal, Minto has agreed to notify Sherwood orally and in writing within 24 hours of all relevant details relating thereto and to provide to Sherwood copies of all information provided to such other party. Minto has also agreed to provide Sherwood with prompt prior notice to the effect that it is furnishing information or entering into discussions and negotiations with such person or entity together with a copy of the confidentiality agreement entered into with such person or entity and, if not previously provided to Sherwood, copies of all information furnished to such party concurrently with the provision of such information to such party. Minto has agreed to give Sherwood 72 hours advance notice of any proposed agreement to be entered into with any person making an inquiry, offer or proposal with respect to a Minto Acquisition Proposal and to give Sherwood an opportunity of not less than

72 hours to amend the Offer to provide at least as favourable or more favourable terms than those to be included in the proposed agreement.

Minto has agreed to pay to Sherwood a non-completion fee of $300,000 if the Minto board determines that a Superior Proposal has been made and the board of directors of Minto shall have recommended that holders of Minto Shares tender their Minto Shares in acceptance of such Superior Proposal or vote in favour thereof, provided that the non-completion fee shall be paid if and only if Sherwood does not take up any of the Minto Shares tendered to the Offer, the transactions contemplated by the Superior Proposal are completed within a period of 12 months from the date of the Offer and provided further that the Superior Proposal results in the purchase and sale of not less than 66 2/3% of the issued and outstanding Minto Shares. Minto has agreed to pay the non-completion fee within five Business Days of the date on which the fee becomes payable.

Pre-Tender Agreements

Sherwood has entered into a Pre-Tender Agreement with ASARCO who holds an aggregate of 3,397,500 Minto Shares representing approximately 57.5% of the issued and outstanding Minto Shares. Under the terms of the Pre-Tender Agreement, ASARCO has agreed to tender all of its Minto Shares to the Offer, and not to withdraw such shares from the Offer except in certain circumstances. See "Pre-Acquisition Agreement - Pre-Tender Agreements" in the Circular.

Time for Acceptance

The Offer is open for acceptance until, but not later than, the Expiry Time unless extended or withdrawn by Sherwood. The Offer may be otherwise extended at Sherwood's sole discretion. See Section 5 of the Offer, "Extension and Variation of the Offer".

Manner of Acceptance

Shareholders wishing to accept the Offer must deposit the certificate or certificates representing their Minto Shares, together with a properly completed and executed Letter of Transmittal or a manually executed facsimile thereof and all other documents required by the Letter of Transmittal, at the offices of the Depositary specified in the Letter of Transmittal and on the last page of this document, prior to the Expiry Time. Instructions are contained in the Letter of Transmittal. Shareholders whose Minto Shares are registered in the name of a nominee should contact such nominee, likely being their stockbroker, investment dealer, bank, trust company or other party, for assistance in depositing their Minto Shares.

If the certificate or certificates representing Minto Shares are not available for deposit prior to the Expiry Time, Minto Shareholders may accept the Offer by complying with the procedures for guaranteed delivery as set forth in Section 3 of the Offer, "Manner of Acceptance".

Conditions of the Offer

Sherwood reserves the right to withdraw the Offer and not take up and pay for any Minto Shares deposited under the Offer unless the conditions described in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by Sherwood prior to the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at least 66 2/3% of the outstanding Minto Shares (calculated on a diluted basis).

The conditions of the Offer are for the exclusive benefit of Sherwood and may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time without prejudice to any of the rights that Sherwood may have.

For a complete description of the conditions of the Offer, see Section 4 of the Offer, "Conditions of the Offer".

Payment for Deposited Minto Shares

If all the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by Sherwood, Sherwood will (unless it shall have withdrawn or terminated the Offer) become obligated to take up Minto Shares validly deposited and not withdrawn under the Offer not later than 10 days after the Expiry Date. Any Minto Shares taken up will be paid for as soon as possible, and in any event not later than June 15, 2005, unless an extension is approved by each of Sherwood, Minto, ASARCO and Falconbridge. In accordance with applicable law, any Minto Shares deposited under the Offer after the first date on which Minto Shares have been taken up by Sherwood are required to be paid for within three Business Days of being taken up and in any event must be taken up and paid for within 10 days of such deposit. See Section 6 of the Offer, "Payment for Deposited Minto Shares".

Acquisition of Minto Shares Not Deposited

If Sherwood takes up and pays for Minto Shares deposited pursuant to the Offer, Sherwood intends to seek to acquire, directly or indirectly, all of the remaining Minto Shares not deposited under the Offer by compulsory acquisition or a Second Stage Transaction. Sherwood will cause the Minto Shares acquired under the Offer to be voted in favour of a Second Stage Transaction and, to the extent permitted by applicable law, to be counted as part of any minority or independent shareholder approval that may be required in connection with such a transaction. See Section 12 of the Offer, "Acquisition of Minto Shares Not Deposited".

Stock Exchange Listings

The Sherwood Shares and the Minto Shares are listed and posted for trading on the TSXV under the symbols "SWM" and "MXO", respectively.

Market Price of Sherwood Shares and Minto Shares

On March 24, 2005, the last day on which the Sherwood Shares and the Minto Shares traded prior to the date of the public announcement by Sherwood and Minto of the Offer, the closing price on the TSXV for each of the Sherwood Shares was $0.25 and the Minto Shares was $0.54.

Canadian Federal Income Tax Considerations

The disposition of Minto Shares solely in consideration for Sherwood Units will generally not give rise to a capital gain or capital loss under the Tax Act unless a disposing holder elects to the contrary. A disposition of Minto Shares for cash will give rise to a capital gain or capital loss to the extent that the amount of cash received for the Minto Shares exceeds, or is exceeded by, the aggregate of the adjusted cost base of such shares and any reasonable costs of disposition. Absent an election to the contrary, a disposition of Minto Shares for a combination of cash and Sherwood Units will generally give rise to a capital gain or capital loss in respect of the portion of a holder's Minto Shares that are disposed of for cash to the extent that the aggregate of the cash exceeds, or is exceeded by, the aggregate of the adjusted cost base of the Minto Shares so disposed of and any reasonable costs of disposition. Sherwood has agreed to make joint elections under subsections 85(1) or 85(2) of the Tax Act with holders of Minto Shares who prepare and deliver the applicable forms to it. See "Canadian Federal Income Tax Considerations" in the Circular.

Depositary

Computershare Investor Services is acting as Depositary under the Offer. The Depositary will receive deposits of certificates in respect of Minto Shares and accompanying Letters of Transmittal under the Offer at its offices in Vancouver and Toronto. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer at its office in Toronto. The duties of the Depositary also include assisting in making settlement under the Offer and for the giving of certain notices, if required. See "Depositary" in the Circular.

No brokerage fees or commissions will be payable by any Shareholder who deposits Minto Shares directly with the Depositary or who uses the services of the Depositary to accept the Offer. Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Minto Shares with the Depositary. See "Depositary" in the Circular.

OFFER TO PURCHASE

TO: THE SHAREHOLDERS OF MINTO EXPLORATIONS LTD.

1. The Offer

Sherwood hereby offers to purchase, during the Offer Period, on and subject to the terms and conditions hereinafter specified, all of the outstanding Minto Shares on the basis of, for each Minto Share deposited under the Offer at the election of the holder thereof: (i) $0.615 (Canadian) in cash and 1.0 Preferred Share (the "Cash Alternative") or (ii) 1.0 Sherwood Units, comprised of 2.5 Sherwood Shares and 1.0 Preferred Share (the "Share Alternative"). In the opinion of management of Sherwood, the Preferred Shares have nominal or no value and that for the purposes of the Offer, no consideration is attributable to the value of the Preferred Shares.

A Shareholder may elect to receive: (i) the Cash Alternative; (ii) the Share Alternative; or (iii) a combination thereof (the "Combination Alternative") for, in each case, the number of Minto Shares specified by the Shareholder, aggregating the total number of Minto Shares tendered by a Shareholder under the Offer.

Shareholders who do not properly elect either the Cash Alternative, the Share Alternative or the Combination Alternative with respect to any Minto Shares deposited by them pursuant to the Offer will be deemed to have elected the Share Alternative with respect to such Minto Shares, provided Sherwood is satisfied that the Sherwood Units may be delivered without further action by Sherwood or on a basis otherwise determined acceptable to Sherwood in its sole discretion. If this condition is not satisfied, such Shareholder will be deemed to have elected the Cash Alternative with respect to such Minto Shares.

Fractional Sherwood Shares and fractional Preferred Shares will not be issued. Fractional interests will be rounded to the nearest whole number. In calculating such fractional interests, all Minto Shares held by a beneficial holder shall be aggregated.

The Offer is made only for the Minto Shares and not for any other rights to acquire Minto Shares, if any. Sherwood is not aware of any existing rights to acquire Minto Shares.

Depositing Shareholders will not be obliged to pay brokerage fees or commissions if they accept the Offer by depositing their Minto Shares directly with the Depositary to accept the Offer. See "Depositary" in the Circular.

The Offer is not being made to, nor will deposits be accepted from or on behalf of, Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. No Sherwood Shares or Preferred Shares will be delivered in the United States or to or for account or for the benefit of a person in the United States or to any person who is resident of any jurisdiction other than Canada, unless Sherwood is satisfied that such securities may be delivered in such other jurisdiction without further action by Sherwood or on a basis otherwise determined acceptable to Sherwood in its sole discretion.

The accompanying Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Offer and contain important information which should be read carefully before making a decision with respect to this Offer.

2. Time for Acceptance

The Offer is open for acceptance until the Expiry Time unless withdrawn by Sherwood. Sherwood may also extend or vary the Offer, at its sole discretion. See Section 5 of the Offer, "Extension and Variation of the Offer".

3. Manner of Acceptance

Letter of Transmittal

Shareholders may accept the Offer by delivering to the Depositary at the offices of the Depositary listed in the Letter of Transmittal and on the last page of this document so as to arrive there prior to the Expiry Time:

(a) the certificate or certificates representing the Minto Shares in respect of which the Offer is being accepted;

(b) the Letter of Transmittal (printed on blue paper), or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

(c) any other documents required by the instructions set out in the Letter of Transmittal.

If the certificate or certificates representing Minto Shares are not available for deposit prior to the Expiry Time, Shareholders may accept the Offer by complying with the procedure for guaranteed delivery set forth below.

If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Minto Shares being deposited, if the certificates representing the Sherwood Shares issuable in consideration for Minto Shares under the Offer are to be issued to a person other than such registered owner(s) as shown on the register of Shareholders maintained by Minto or if Minto Shares deposited but not tendered are to be returned to a person other than such registered owner(s), the signature on the Letter of Transmittal and, if necessary, on the Notice of Guaranteed Delivery, must be medallion guaranteed by an Eligible Institution. If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Minto Shares deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s). The signature(s) on the endorsement panel or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be medallion guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

If a Shareholder wishes to deposit Minto Shares pursuant to the Offer and: (i) the certificate or certificates representing such Minto Shares are not immediately available; or (ii) such Shareholders cannot deliver the certificate or certificates representing such Minto Shares and all other required documents to the Depositary prior to the Expiry Time, such Minto Shares may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

(a) such deposit is made by or through an Eligible Institution; and

(b) a properly completed and duly executed Notice of Guaranteed Delivery (printed on green paper), or a manually executed facsimile transmission thereof, is received by the Depositary at its office in Toronto, as set forth in the Notice of Guaranteed Delivery, prior to the Expiry Time.

The Notice of Guaranteed Delivery must be delivered by hand, courier, facsimile or mail to the Depositary so as to be received by the Depositary at its office in Toronto prior to the Expiry Time and must include a signature medallion guaranteed by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

General

In all cases, payment for Minto Shares deposited and taken up by Sherwood pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the Minto Shares together with a properly completed and duly executed Letter of Transmittal, or a manually executed facsimile thereof, covering such Minto Shares and any other required documents, with the signatures medallion guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal.

The method of delivery of the Letter of Transmittal, certificates representing the Minto Shares and all other required documents is at the option and risk of the person depositing the same. Sherwood recommends that such documents be delivered by hand to the Depositary and a receipt obtained. If such documents are mailed, Sherwood recommends that registered mail with return receipt requested be used and that proper insurance be obtained.

Shareholders whose Minto Shares are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Minto Shares.

Except as otherwise provided, the Offer will be deemed to have been accepted when the Depositary has actually received certificates in respect of the Minto Shares and the related Letter of Transmittal duly completed and executed.

The execution of a Letter of Transmittal by a Shareholder irrevocably constitutes and appoints the Depositary and any officer of Sherwood, and each of them, and any other person designated by Sherwood in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Shareholder with respect to the Minto Shares deposited under the Letter of Transmittal which are taken up and paid for under the Offer (the "Purchased Shares") and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Shares on or after the date of the Offer, (collectively, the "Other Shares"), effective on and after the date that Sherwood takes up and pays for the Purchased Shares (the "Effective Date"), with full power of substitution, in the name and on behalf of such Shareholder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Shares and any Other Shares on the appropriate register of holders maintained by Minto; and (b) except as otherwise may be agreed, to exercise any and all of the rights of the holder of the Purchased Shares and Other Shares including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Shares and Other Shares, revoke any such instrument, authorization or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such Shareholder in respect of such Purchased Shares and Other Shares for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Minto, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Shares and Other Shares, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Shares and Other Shares. Furthermore, a holder of Purchased Shares or Other Shares who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Shares or Other Shares at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Minto and, except as may otherwise be agreed, not to exercise any and all of the other rights or privileges attached to the Purchased Shares or Other Shares, and agrees to execute and deliver to Sherwood any and all instruments of proxy, authorizations or consents in respect of the Purchased Shares or Other Shares and to designate in any such instruments of proxy the person or persons specified by Sherwood as the proxy or proxy nominee or nominees of the holder of the Purchased Shares or Other Shares. Upon such appointment, all prior proxies given by the holder of such Purchased Shares or Other Shares with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Shares or Other Shares who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Shares and Other Shares to Sherwood and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

The deposit of Minto Shares pursuant to the procedures herein will constitute a binding agreement between the Depositing Shareholder and Sherwood upon the terms and subject to the conditions of the Offer, including the

Depositing Shareholder's representation and warranty that: (i) such Shareholder has full power and authority to deposit, sell, assign and transfer the Minto Shares (and any Other Shares) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Minto Shares (and Other Shares) to any other person; (ii) such Shareholder owns the Minto Shares (and any Other Shares) being deposited within the meaning of applicable securities laws; (iii) the deposit of such Minto Shares (and any Other Shares) complies with applicable securities laws; and (iv) when such Minto Shares (and any Other Shares) are taken up and paid for by Sherwood, Sherwood will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Minto Shares deposited pursuant to the Offer will be determined by Sherwood in its sole discretion. Depositing Shareholders agree that such determination shall be final and binding. Sherwood reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which, in the opinion of its counsel, may be unlawful to accept under the laws of any applicable jurisdiction. Sherwood reserves the absolute right to waive any defect or irregularity in the deposit of any Minto Shares. There shall be no duty or obligation on Sherwood, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice. Sherwood's interpretation of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding.

Sherwood reserves the right to permit the Offer to be accepted in a manner other than those set out above.

4. Conditions of the Offer

Notwithstanding any other provision of the Offer, but subject to the provisions of the Pre-Acquisition Agreement, Sherwood reserves the right to withdraw or terminate the Offer and not take up and pay for any Minto Shares deposited under the Offer, or to extend the period of time during which the Offer is open and postpone taking up and paying for any Minto Shares deposited under the Offer, unless all of the following conditions are satisfied or waived by Sherwood:

(a) at the Expiry Time, and at the time Sherwood first takes up Minto Shares under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 66 2/3% of the outstanding Minto Shares (calculated on a diluted basis);

(b) the ASARCO Transactions shall have been completed;

(c) the Falconbridge Transactions shall have been completed;

(d) the TSX Venture Exchange has not rescinded or amended in any material respect its approval or acceptance of the Offer or any other transaction contemplated by the Offer;

(e) no act, action, suit, proceeding, objection or opposition shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission by any elected or appointed public official or by any private person in Canada or elsewhere, whether or not having the force of law, and no law, regulation or policy (including applicable tax laws and regulations in those jurisdictions in which Minto carries on business) shall have been proposed, enacted, promulgated, amended or applied, which in either case, in the sole judgment of Sherwood, acting reasonably:

    A. has the effect or may have the effect to cease trade, enjoin, prohibit or impose material limitations, damages or conditions on the purchase by, or the sale to, Sherwood of the Minto Shares or the right of the Offeror to own or exercise full rights of ownership of the Minto Shares;

B. has had, or if the Offer was consummated would result in, a Material Adverse Effect on Minto or would have a material adverse effect on Sherwood or Sherwood's ability to complete the offer, as determined by Sherwood, acting reasonably; or

C. has a material adverse effect on the completion of any compulsory acquisition of Minto Shares;

(f) Sherwood shall have determined in its sole judgment, acting reasonably, that there shall not exist any prohibition at law against the Offeror making the Offer or taking up and paying for all of the Minto Shares under the Offer or completing any compulsory acquisition in respect of any Minto Shares not acquired under the Offer;

(g) Sherwood shall have determined, in its sole judgment, acting reasonably, that (i) Minto shall not have breached, or failed to comply with, in any material respect, any of its covenants or other obligations under the Agreement which have not been cured, and (ii) all representations and warranties of Minto contained in the Agreement shall have been true and correct in all material respects as of the date of the Agreement and shall not have ceased to be true and correct in any material respect on the Take-up Date;

(h) Sherwood shall have determined in its sole judgment, acting reasonably, that no Material Adverse Change in respect of Minto shall exist or shall have occurred that either was not publicly disclosed or disclosed in writing to Sherwood in each case prior to the announcement of the Offer and since announcement of the Offer no Material Adverse Change in respect of Minto shall have occurred;

(i) the Pre-Acquisition Agreement shall not have been terminated or Sherwood shall have determined in its sole judgment, acting reasonably, that such termination shall not affect the ability of Sherwood to consummate the Offer or to complete a compulsory acquisition or that such termination was not related to any matter that is materially adverse to the business of Minto or to the value of the Minto Shares to Sherwood; and

(j) Sherwood shall in its sole judgement, acting reasonably, be satisfied that all outstanding rights to acquire any Minto Shares shall have either been exercised, deemed exercised or terminated or may be terminated or otherwise dealt with on a basis acceptable to Sherwood, acting reasonably, prior to Sherwood taking-up any Minto Shares pursuant to the Offer.

The foregoing conditions are for the exclusive benefit of Sherwood. Sherwood may assert any of the foregoing conditions at any time, both before and after the Expiry Time, regardless of the circumstances giving rise to such assertion (including the action or inaction of Sherwood). Sherwood may waive any of the foregoing conditions, in whole or in part at any time and from time to time, both before and after the Expiry Time, in its discretion (subject to the Pre-Acquisition Agreement) without prejudice to any other rights which Sherwood may have. The failure by Sherwood at any time to exercise or assert any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be exercised or asserted at any time and from time to time. Any determination by Sherwood concerning the events described in this Section 4 will be final and binding upon all parties.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by Sherwood to that effect to the Depositary at its principal office in Vancouver, British Columbia. Sherwood, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the Shareholders in the manner set forth in Section 11 of the Offer, "Notice and Delivery". If the Offer is withdrawn, Sherwood shall not be obligated to take up and pay for any Minto Shares deposited under such Offer and all certificates for deposited Minto Shares, Letters of Transmittal, Notices of Guaranteed Delivery and related documents will be promptly returned to the parties by whom they were deposited at Sherwood's expense.

5. Extension and Variation of the Offer

The Offer is open for acceptance until the Expiry Time, subject to extension or variation in Sherwood's sole discretion, subject to the terms of the Pre-Acquisition Agreement.

Subject to the terms of the Pre-Acquisition Agreement, Sherwood reserves the right, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), to extend the Offer by fixing a new Expiry Time or Expiry Date or to vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its office in Vancouver, British Columbia. Sherwood, forthwith after giving any such notice or communication, shall make a public announcement of the extension or variation, shall cause the Depositary as soon as practicable thereafter to provide a copy of such notice or communication in the manner set forth in Section 11 of the Offer, "Notice and Delivery", to all Shareholders whose Minto Shares have not been taken up prior to the extension or variation. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated in writing to the Depositary at its office in Vancouver, British Columbia.

Notwithstanding the foregoing, the Offer may not be extended by Sherwood if all of the terms and conditions of the Offer, excluding those waived by Sherwood, have been fulfilled or complied with unless Sherwood first takes up all of the Minto Shares deposited under the Offer and not withdrawn.

Where the terms of the Offer are varied, the Offer shall not expire before 10 days after the notice of variation in respect of such variation has been given to Shareholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian securities regulatory authorities.

During any such extension or in the event of any variation, all Minto Shares previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by Sherwood in accordance with the terms hereof, subject to Section 7 of the Offer, "Withdrawal of Deposited Minto Shares". An extension of the Offer Period or a variation of the Offer does not constitute a waiver by Sherwood of its rights under Section 4 of the Offer, "Conditions of the Offer". If the consideration being offered for the Minto Shares under the Offer is increased, the increased consideration will be paid to all Depositing Shareholders whose Minto Shares are taken up under the Offer.

6. Payment for Deposited Minto Shares

If all the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by Sherwood, Sherwood will (unless it shall have withdrawn or terminated the Offer) become obligated to take up Minto Shares validly deposited and not withdrawn under the Offer not later than 10 days after the Expiry Date. Any Minto Shares taken up will be paid for as soon as possible, and in any event not more than three Business Days after they are taken up. In accordance with applicable law, any Minto Shares deposited under the Offer after the first date on which Minto Shares have been taken up by Sherwood are required to be paid for within three Business Days of being taken up and in any event must be taken up and paid for within 10 days of such deposit.

Subject to applicable law, Sherwood expressly reserves the right in its sole discretion to delay taking up or paying for any Minto Shares or to terminate the Offer and not take up or pay for any Minto Shares if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived by Sherwood, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Vancouver, British Columbia. Sherwood also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Minto Shares in order to comply, in whole or in part, with any applicable law, including, without limitation, such period of time as may be necessary to obtain any necessary regulatory approval. Sherwood will not, however, take up and pay for any Minto Shares deposited under the Offer unless it simultaneously takes up and pays for all Minto Shares then validly deposited under the Offer. Sherwood will be deemed to have taken up and accepted for payment Minto Shares validly deposited and not properly withdrawn pursuant to the Offer if, as and when Sherwood gives written notice or other communication confirmed in writing to the Depositary at its office in Vancouver, British Columbia of its acceptance for payment of such Minto Shares pursuant to the Offer.

Sherwood will pay for Minto Shares validly deposited under the Offer and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) and a direction to issue to, or on behalf of each such Shareholder, Sherwood Shares and/or Preferred Shares on the basis set forth in Section 1 of the Offer, "The Offer", for delivery to Shareholders who have tendered and not withdrawn their Minto Shares under the Offer.

No Fractional Sherwood Shares and no Fractional Preferred Shares will be issued. Fractional interests will be rounded to the nearest whole number. If a Shareholder deposits more than one certificate for Minto Shares which are taken up by Sherwood, the number of Sherwood Shares and Preferred Shares issuable to such Shareholder will be computed on the basis of the aggregate number of Minto Shares deposited by such Shareholder.

Under no circumstances will interest accrue or be paid by Sherwood or the Depositary to persons depositing Minto Shares on the purchase price of Minto Shares purchased by Sherwood, regardless of any delay in making such payment.

The Depositary will act as the agent of persons who have deposited Minto Shares in acceptance of the Offer for the purposes of receiving payment from Sherwood and transmitting payment to such persons, and receipt of payment by the Depositary, together with irrevocable instruction from Sherwood to effect payment to Depositing Shareholders, will be deemed to constitute receipt of payment by Shareholders who have deposited and not withdrawn their Minto Shares pursuant to the Offer.

Settlement will be made by the Depositary forwarding the certificates representing the Sherwood Shares and the Preferred Shares and/or issuing or causing to be issued a cheque payable in Canadian funds to which that person is entitled provided that the person is a resident of a province of Canada or another jurisdiction in which the Sherwood Shares and the Preferred Shares may be lawfully delivered, without further action by Sherwood or on a basis acceptable to Sherwood in its sole discretion. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificates representing the Sherwood Shares, the Preferred Shares and/or the cheque will be issued in the name of the registered holder of the Minto Shares deposited. Unless the person depositing the Minto Shares instructs the Depositary to hold the certificates representing the Sherwood Shares, the Preferred Shares and/or the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, certificates representing the Sherwood Shares, the Preferred Shares and/or the cheque will be forwarded by first class insured mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, certificates representing the Sherwood Shares, the Preferred Shares and/or the cheque will be forwarded to the address of the Shareholder as shown on the registers maintained by Minto. Certificates and/or cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

Pursuant to applicable law, Sherwood may, in certain circumstances, be required to make withholdings from the amount otherwise payable to a Shareholder.

If any deposited Minto Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Minto Shares than the Shareholder desires to deposit, a certificate for Minto Shares not purchased will be returned, without expense, to the Depositing Shareholder as soon as practicable following the Expiry Time or withdrawal or early termination of the Offer.

Depositing Shareholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their Minto Shares directly with the Depositary to accept the Offer. See "Depositary" in the Circular.

7. Withdrawal of Deposited Minto Shares

All deposits of Minto Shares pursuant to the Offer are irrevocable, provided that any Minto Share deposited in acceptance of the Offer (other than such Minto Shares as are deposited pursuant to the Pre-Tender Agreements except as provided therein) may be withdrawn by or on behalf of the Depositing Shareholder (unless otherwise required or permitted by applicable law) at any time before the Minto Shares are taken up by Sherwood.

In addition, if:

(a) there is a variation of the terms of the Offer before the Expiry Time (including any extension of the period during which the Minto Shares may be deposited hereunder or the modification of a term or condition of the Offer, but excluding, unless otherwise required by applicable laws, a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for more than 10 days after the notice of variation has been delivered); or

(b) at or before the Expiry Time or after the Expiry Time but before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer, unless such change is not within the control of Sherwood or of any affiliate of Sherwood (except to the extent required by applicable law, where the change is a material fact relating to the Minto Shares),

any Minto Shares deposited under the Offer and not taken up and paid for by Sherwood at such time may be withdrawn by or on behalf of the Depositing Shareholder at the place of deposit at any time until the expiration of 10 days after the date upon which a notice of such variation or change is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

In addition, if any Minto Shares are not paid for within three Business Days of being taken up, any Minto Shares deposited under the Offer may be withdrawn.

In order for any withdrawal to be made, notice of withdrawal must be in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy), and must be actually received by the Depositary at the place of deposit of the applicable Minto Shares (or Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal. Any such notice of withdrawal must be: (i) signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Minto Shares to be withdrawn (or Notice of Guaranteed Delivery in respect thereof); and (ii) specify such person's name, the number of Minto Shares to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Minto Shares to be withdrawn. Any signature on a notice of withdrawal must be medallion guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the instructions set out in such letter), except in the case of Minto Shares deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the written notice by the Depositary.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by Sherwood, in its sole discretion, and such determination shall be final and binding. There shall be no duty or obligation on Sherwood, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.

If Sherwood extends the Offer, is delayed in taking up or paying for Minto Shares or is unable to take up or pay for Minto Shares for any reason, then, without prejudice to Sherwood's other rights, Minto Shares deposited under the Offer may be retained by the Depositary, on behalf of Sherwood subject to the Depositing Shareholders' right of withdrawal as set forth under this Section 7 of the Offer, or pursuant to applicable law.

Withdrawals may not be rescinded and any Minto Shares withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be redeposited at any subsequent time prior to the Expiry Time by following any of the applicable procedures described in Section 3 of the Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See "Statutory Rights" in the Circular.

Notwithstanding the foregoing provisions of this Section 7, the rights of withdrawal of Minto Shares deposited under the Offer by the Tendering Shareholders are subject to the terms and conditions of the Pre-Tender Agreements.

8. Return of Deposited Minto Shares

If any deposited Minto Shares are not taken up and paid for by Sherwood under the Offer for any reason whatsoever, or if certificates are submitted by a Shareholder for more Minto Shares than are deposited, certificates for Minto Shares not taken up and paid for or not deposited will be returned at the expense of Sherwood by either sending new certificates representing Minto Shares not purchased or returning the deposited certificates and other relevant documents. The certificates and other relevant documents will be forwarded by first class insured mail in the name of and to the address of the Depositing Shareholder specified in the Letter of Transmittal or, if no such name or address is so specified, then in such name and to such address of such Shareholder as shown on the registers maintained by Minto as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

9. Changes in Capitalization, Distributions and Liens

If, on or after the date of the Offer, Minto should subdivide, consolidate or otherwise change any of the Minto Shares or its capitalization, or shall disclose that it has taken or intends to take any such action, Sherwood may, in its sole discretion, and without prejudice to its rights under Section 4, "Conditions of the Offer", make such adjustments as it considers appropriate to the terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such subdivision, consolidation or other change.

Minto Shares acquired pursuant to the Offer shall be transferred by the Shareholder and acquired by Sherwood free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Minto Shares on or after the date of the Offer. If Minto should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Minto Shares which is or are payable or distributable to the Shareholders of record on a record date which is prior to the date of transfer into the name of Sherwood or its nominees or transferees on the registers maintained by Minto of such Minto Shares following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution, payment, share, right, asset or other interest will be received and held by the Depositing Shareholder for the account of Sherwood and shall be promptly remitted and transferred by the Depositing Shareholder to the Depositary for the account of Sherwood, accompanied by appropriate documentation of transfer. Pending such remittance, Sherwood will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, share, right, asset or other interest, and may withhold the entire consideration payable by Sherwood pursuant to the Offer or deduct from the consideration payable by Sherwood pursuant to the Offer the amount or value thereof, as determined by Sherwood in its sole discretion.

10. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, cheques and/or certificates representing Sherwood Shares in payment for Minto Shares purchased under the Offer and certificates representing Minto Shares to be returned will not be mailed if Sherwood determines that delivery thereof by mail may be delayed. Persons entitled to cheques and/or certificates which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Minto Shares in respect of which such cheques and/or certificates representing Sherwood Shares are being issued were deposited upon application to the Depositary, until such time as Sherwood has determined that delivery by mail will no longer be delayed. Sherwood shall provide notice of any such determination not to mail made under this Section 10 as soon as reasonably practicable after the making of such determination and in accordance with Section 11 of the Offer, "Notice and Delivery". Notwithstanding Section 6 of the Offer, "Payment for Deposited Minto Shares", the deposit of cheques and/or certificates representing Sherwood Shares with the Depositary for delivery to the Depositing Shareholders in such circumstances shall constitute delivery to the persons entitled thereto and the Minto Shares shall be deemed to have been paid for immediately upon such deposit.

11. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which may be given or caused to be given by Sherwood or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Shareholders at their addresses as shown on the registers maintained by Minto and will be deemed to have been received on the first day following the date of mailing which is a Business Day. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of postal service in Canada following mailing. In the event of any interruption of postal service following mailing, Sherwood intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or elsewhere are not open for the deposit of mail or there is reason to believe there is or could be a disruption in all or part of the postal service, any notice which Sherwood or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by holders of Minto Shares if: (i) it is given to the TSXV; (ii) it is published once in the National Edition of The Globe and Mail and in daily newspapers of general circulation, provided that if the National Edition of The Globe and Mail is not being generally circulated, publication thereof shall be made in The National Post or any other daily newspaper of general circulation published in the cities of Toronto, Vancouver and Calgary; and (iii) it is provided to Canada Newswire for distribution.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12. Acquisition of Minto Shares Not Deposited

If Sherwood takes up and pays for Minto Shares deposited under the Offer, Sherwood intends to seek to acquire, directly or indirectly, all of the remaining Minto Shares not deposited under the Offer by compulsory acquisition under the BCBCA, if available, or a Second Stage Transaction. Sherwood will cause the Minto Shares acquired under the Offer to be voted in favour of a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See "Acquisition of Minto Shares Not Deposited" in the Circular.

13. Market Purchases and Sales of Minto Shares

To the extent permitted by law, Sherwood reserves the right to, and may, acquire (or cause an affiliate to acquire) Minto Shares by making purchases through the facilities of the TSXV, at any time and from time to time prior to the Expiry Time. In no event will Sherwood make any such purchases of Minto Shares through the facilities of the TSXV before the third Business Day following the date of the Offer. If Sherwood should acquire Minto Shares by making purchases through the facilities of the TSXV during the Offer Period, the Minto Shares so purchased shall be counted in any determination as to whether the Minimum Condition has been satisfied. The aggregate number of Minto Shares acquired by Sherwood through the facilities of the TSXV during the Offer Period shall not exceed 5% of the outstanding Minto Shares as of the date of the Offer.

Although Sherwood has no present intention to sell Minto Shares taken up under the Offer, it reserves the right to make or enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell any of such Minto Shares after the Expiry Time.

14. Other Terms of the Offer

The provisions of the Circular, Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer and should be read carefully before making a decision with respect to the Offer.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of Alberta and all laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of this Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Alberta and the courts of appeal therefrom.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of Sherwood other than as contained in this Offer or in the Circular, Letter of Transmittal or Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of Sherwood, Depositary for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of Sherwood by brokers or dealers licensed under the laws of such jurisdiction.

Sherwood shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of Minto Shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Minto Shares or notice of withdrawal of Minto Shares, and the due completion and execution of the Letters of Transmittal and Notices of Guaranteed Delivery. Sherwood reserves the right to waive any defect in acceptance with respect to any particular Minto Share or any particular Shareholder. There shall be no obligation on Sherwood or the Depositary to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

The Offer is not being made to, nor will deposits be accepted from or on behalf of holders of Minto Shares in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, Sherwood may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Minto Shares in any such jurisdiction.

The Offer and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under the Canadian provincial securities legislation with respect to the Offer.

DATED at Vancouver, British Columbia, this 29th day of April, 2005.

SHERWOOD MINING CORPORATION

By: (signed) ***"D. Bruce McLeod"***
President

CIRCULAR

This Circular is provided in connection with the Offer made by Sherwood to purchase all of the outstanding Minto Shares.

The terms, conditions and provisions of the accompanying Offer are incorporated into and form part of this Circular. Shareholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to the manner of payment and withdrawal rights. Terms defined in the Offer but not defined in this Circular have the same meaning herein as in the Offer unless the context otherwise requires. In addition, certain abbreviations used in this Circular have the meanings specified under the heading "Abbreviations".

Although Sherwood has had discussions with the management of Minto and has reviewed certain contracts and records of Minto, unless otherwise indicated in this Circular, the information concerning Minto contained in the Offer and this Circular has been taken from or is based primarily upon publicly available documents and records of Minto on file with Canadian securities regulatory authorities, the TSXV and other public sources and information provided to Sherwood by Minto. Although Sherwood has no knowledge that would indicate that any statements relating to Minto contained herein based on information contained in such documents and records are inaccurate or incomplete, neither Sherwood not its directors or officers assumes any responsibility for the accuracy or completeness of such information nor for any failure by Minto to disclose events which may have occurred or which may affect the significance or accuracy of such information but which are unknown to Sherwood.

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of Minto must send a circular to all Shareholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Minto subsequent to the date of the most recent published financial statements of Minto.

PURPOSE OF THE OFFER AND PLANS FOR MINTO

Purpose of the Offer

The purpose of the Offer is to enable Sherwood to acquire, directly or indirectly, all of the outstanding Minto Shares.

If Sherwood takes up and pays for Minto Shares deposited pursuant to the Offer, Sherwood intends to seek to acquire, directly or indirectly, all of the remaining Minto Shares not deposited under the Offer by a compulsory acquisition pursuant to the procedures contained in Part 16 of the ABCA or a Second Stage Transaction. Sherwood will cause the Minto Shares acquired under the Offer to be voted in favour of such a Second Stage Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. See "Acquisition of Minto Shares Not Deposited".

If Sherwood is successful in the Offer it intends to complete the ASARCO and Falconbridge Transactions, thereby consolidating 100% ownership of the Minto Project in Sherwood, except for the 0.50% net smelter return royalty reserved to the Selkirk First Nation and the Teck Royalty.

Plans for Minto

Corporate

If the Offer is successful, it is expected that certain changes will be made to the composition of the board of directors of Minto to allow nominees of Sherwood to become members of such Board. If Minto becomes a wholly-owned subsidiary of Sherwood, Sherwood may continue to operate Minto as a wholly-owned subsidiary or Minto may be amalgamated with or wound-up into Sherwood or an affiliate of Sherwood or Minto may transfer its producing assets into a partnership.

If permitted by applicable law, subsequent to the completion of the Offer, any compulsory acquisition or any Second Stage Transaction, Sherwood intends to delist the Minto Shares from the TSXV and, if there are fewer than 15 Shareholders in each of the jurisdictions in Canada and fewer than 51 Shareholders in total in Canada, to cause Minto to cease to be a reporting issuer under Canadian securities laws.

Operational

On the successful completion of each of the Offer, the ASARCO Transactions and the Falconbridge Transactions, Sherwood intends to initiate the work required to make the resource estimates of the Minto Project compliant with NI 43-101, to update the feasibility study, to apply for and obtain any necessary amendments to the current permits and, based on successful completion of these matters, to commence construction of a copper-gold mining operation at the earliest possible date. During these activities, Sherwood would also look to evaluate several exploration opportunities to expand the available mineable reserves in areas where potential has been identified by prior drilling, including the following:

1 Potential for underground mining of higher grade portions of the resources contemplated as being left in the pit walls in earlier studies;

2 Potential for extensions to the main deposit (a) to the north of an offsetting fault and (b) to the southwest;

3 Poorly tested exploration areas away from the main deposit where drilling has intercepted copper mineralization in poorly evaluated zones of copper mineralization that may offer opportunities for delineation of satellite deposits; and

4 Numerous other showings and targets identified during more than 30 years of exploration.

BACKGROUND TO AND REASONS FOR THE OFFER

Background to the Offer

In October, 2004, Minto announced that it had reached agreement with ASARCO and Falconbridge, the result being that Minto engaged Roman Friedrich & Company Limited to solicit bids for the sale of all the shares of Minto. In February, 2005, management of Minto, represented by Roman Friedrich & Company Limited, and Sherwood began discussing the possibility of the acquisition of Minto. On February 4, 2005, a confidentiality agreement was entered into by Minto and Sherwood in connection with the disclosure of information by Minto to Sherwood to permit Sherwood to conduct due diligence in respect of Minto. During February and March, these discussions continued. On March 21, 2005, Sherwood made a proposal in respect of the Offer, the ASARCO Transactions and the Falconbridge Transactions which was accepted by each of Minto, ASARCO and Falconbridge on March 24, 2005.

On April 28, 2005 Sherwood and Minto entered into the Pre-Acquisition Agreement, Sherwood, ASARCO and Minto entered into an agreement to effect the ASARCO Transactions, Sherwood, Falconbridge and Minto entered into an agreement to effect the Falconbridge Transactions, Sherwood and ASARCO entered into a Pre-Tender Agreement.

Reasons for the Offer

Sherwood believes that the acquisition of Minto and the concurrent completion of the ASARCO Transactions and the Falconbridge Transactions will, for the first time since its discovery in the 1970's, consolidate 100% ownership and control of the Minto Project in one company, free and clear of any influence or rights by major companies, a company totally focused on the development of the Minto Project. This will allow Sherwood to optimize the development of the Minto Project to maximize value to Sherwood's shareholders and take full advantage of the current strong copper market by getting the Minto Project into production at the earliest possible date. Benefits to Shareholders from a combination of Sherwood and Minto include:

- Shareholders have flexibility in deciding whether to receive cash and/or Sherwood Shares;
- Shareholders who receive Sherwood Shares will enjoy enhanced liquidity as Sherwood will have a significantly larger market capitalization than Minto alone;
- Shareholders who receive Sherwood Shares will be able to participate in any increase in value for Sherwood Shares resulting from the completion of the Transactions, progress towards a production decision on the Minto Project and further exploration, while maintaining exposure to the copper market;
- While it is not Sherwood's intention to do so, the Preferred Shares will allow current Shareholders to benefit from potential appreciation should Sherwood sell the Minto Project for a profit within the later of one year and the completion of a bankable feasibility study in respect of the Minto Project.

PRO FORMA COMBINED INFORMATION

Selected Pro Forma Consolidated Financial Information

The following table sets out certain consolidated financial information for Sherwood and Minto as well as certain pro forma financial information after giving effect to the acquisition of all of the issued and outstanding Minto Shares pursuant to the Offer and certain other adjustments. The following information should be read in conjunction with the pro forma consolidated financial statements of Sherwood, including the notes thereto, set forth in Appendix "B" to the Circular.

	($, except shares) As at and for the year ended		Pro forma Consolidated As at and for the year ended November 30, 2004 (2)
	Sherwood November 30, 2004	Minto December 31, 2004 (1)	
	(audited)		(unaudited)
Revenue	nil	2	nil
Net Earnings (Loss)	($1,749,555)	(186,896)	(1,936,444)
Per Share - basic and diluted	($0.07)	(0.03)	(0.04)
Cash Flow from Operations	nil		
Per Share - basic and diluted	nil	nil	nil
Capital Expenditures	nil	nil	nil
Current Liabilities	110,824	571,006	3,367,830
Total Assets	408,222	5,209,740	9,403,962
Shareholders' Equity (Deficit)	($7,162,156)	(1,771,157)	(7,412,156)
Number of Shares Outstanding			
Basic	26,129,994	5,912,501	48,070,284
Diluted	28,176,280	5,912,501	50,550,141

Notes:

(1) Derived from financial statements of Minto filed on SEDAR.

(2) See the notes to the unaudited Pro Forma Consolidated Financial Statements set forth in Appendix "B" for assumptions and adjustments.

PRE-ACQUISITION AGREEMENT

The following is a summary only of the material provisions of the Pre-Acquisition Agreement and is qualified in its entirety by the provisions of the Pre-Acquisition Agreement.

The Offer

Effective April 28, 2005, Sherwood and Minto entered into the Pre-Acquisition Agreement pursuant to which Sherwood agreed to make the Offer. See "Section 1. The Offer" of the Offer to Purchase.

The Pre-Acquisition Agreement contains the material conditions to the Offer that were negotiated between Sherwood and Minto. Sherwood is permitted under the Pre-Acquisition Agreement, in its sole discretion, to amend or extend, vary or waive any term or condition of the Offer, provided that Sherwood shall not, without the prior consent of Minto, waive or reduce the Minimum Required Shares to less than 50% of the issued and outstanding Minto Shares on a diluted basis, impose additional conditions to the Offer, decrease or change the form of consideration to be paid for each Minto Share (unless the consideration includes consideration in addition to the share consideration required to be offered pursuant to the Pre-Acquisition Agreement), or make any other change in the Offer which is materially adverse to holders of Minto Shares (and for which purpose an extension of the Offer or waiver of a condition (other than a reduction of the Minimum Condition to below 50% of the outstanding Minto Shares) will not be considered adverse). In the event that any required regulatory approval is not obtained prior to the time that the Offer is scheduled to terminate, unless such approval has been denied, Sherwood has agreed to extend the Offer for a period of not less than 10 days past the initial expiry time pending receipt of such approval.

Approval by the Board of Directors of Minto

Pursuant to the Pre-Acquisition Agreement, Minto consented to the Offer and confirmed that the board of directors of Minto has unanimously approved the Offer and the Pre-Acquisition Agreement and, based on advice from its financial advisor, has determined that the Offer is fair, from a financial point of view, to Shareholders and is in the best interests of Minto and the Shareholders and has unanimously resolved to recommend acceptance of the Offer by the Shareholders.

Pre-Tender Agreement

Sherwood has entered into a Pre-Tender Agreement with ASARCO who holds an aggregate of 3,397,500 Minto Shares, representing approximately 57.5% of the outstanding Minto Shares. Under the terms of the Pre-Tender Agreement, the Tendering Shareholder has agreed to tender, and not withdraw, all of its Minto Shares (including any additional Minto Shares they may acquire) to the Offer, subject to the terms and conditions thereof.

The Pre-Tender Agreement may be terminated, at the option of the Shareholder upon written notice to Sherwood, in the event that Sherwood does not take up and pay for the holder's Minto Shares in accordance with the Offer on or before June 15, 2005, or such other date agreed to by Sherwood and the Tendering Shareholder, the Pre-Acquisition Agreement is terminated in accordance with its terms, other than as a result of a breach of the Pre-Tender Agreement by the Tendering Shareholder and in certain other stated events.

No Solicitation

Pursuant to the Pre-Acquisition Agreement, Minto agreed to immediately cease and cause to be terminated all existing discussions or negotiations with any parties conducted prior to the execution of the Pre-Acquisition Agreement by Minto, any of its officers, directors, employees, representatives, agents or other parties on its behalf ("Representatives") with respect to any Minto Acquisition Proposal. In connection therewith, Minto further agreed that it would immediately request the return or destruction of all information provided to any third parties who have entered into a confidentiality agreement with Minto relating to a Minto Acquisition Proposal and would use all reasonable commercial efforts to ensure that such requests are honored.

Minto also agreed that after the execution of the Pre-Acquisition Agreement, Minto will not, and will not authorize or permit any of its Representatives to, directly or indirectly, solicit, initiate or encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) any inquiries or the making of any proposal to Minto or its Shareholders that constitutes or may reasonably be expected to lead to a Minto Acquisition Proposal from any person, or enter into or participate in any discussions or negotiations relating thereto, provided, however, that Minto may engage in discussions or negotiations with a third party who (without any solicitation, initiation or encouragement, directly or indirectly, by Minto or any of its Representatives) seeks to initiate such discussions or negotiations and may furnish such third party information concerning Minto and its business, properties and assets if, and only to the extent that:

(a) Minto provides notice to Sherwood of any inquiries, offers or proposals with respect to a Minto Acquisition Proposal within 24 hours of the receipt thereof;

(b) the third party has made a Superior Proposal;

(c) prior to furnishing such information to or entering into discussions or negotiations with such person or entity, Minto provides immediate notice orally and in writing to Sherwood specifying that it is furnishing information to or entering into discussions or negotiations with such person or entity in respect of a Superior Proposal, receives from such person or entity an executed confidentiality agreement having confidentiality and standstill terms substantially similar to those contained in the confidentiality agreement executed by Sherwood and immediately provides Sherwood with a copy of such confidentiality agreement, the terms and conditions of any such proposal, the identity of the person making it and, if not previously provided to Sherwood, copies of all information provided to such party;

(d) Minto provides immediate notice to Sherwood in the event that such Minto Acquisition Proposal is withdrawn or terminated; and

(e) Minto provides to Sherwood in writing the determination of the board of directors of Minto forthwith upon determining that the Minto Acquisition Proposal, if completed, would constitute a Superior Proposal.

In addition Minto may comply with applicable laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to Shareholders.

Right to Match

Minto shall give Sherwood at least 72 hours advance notice of any proposed agreement to be entered into with any person making an inquiry, offer or proposal with respect to a Minto Acquisition Proposal and shall provide Sherwood with a true and complete copy of the Minto Acquisition Proposal at least 72 hours prior to its proposed execution by Minto. Minto shall give Sherwood an opportunity of not less than 72 hours to amend the Pre-Acquisition Agreement to provide at least as favourable or more favourable terms than those of the Minto Acquisition Proposal (including that the Shareholders will receive consideration for each Minto Share equal to or having a greater value than the value per Minto Share provided in such Minto Acquisition Proposal) as determined by Sherwood's financial advisor, acting reasonably. In addition, Minto shall, and shall cause its financial and legal advisors to, negotiate in good faith with Sherwood with respect to such amendment. In the event Sherwood proposes to amend the Pre-Acquisition Agreement and the Offer to provide substantially equivalent or superior value to that provided under the Minto Acquisition Proposal within the 72 hour time period specified above, then Minto will not enter into any agreement regarding the Minto Acquisition Proposal. Further, Minto shall not enter into an agreement in respect of a Minto Acquisition Proposal or take any steps to implement a Superior Proposal unless and until Minto shall have paid to Sherwood the non completion fee described under "Non-Completion Fee" below and shall have terminated the Pre-Acquisition Agreement in accordance with the provisions thereof.

Non-Completion Fee

Minto has agreed to pay to Sherwood a non-completion fee of $300,000 if the Minto board determines that a Superior Proposal has been made and the board of directors of Minto shall have recommended that holders of Minto Shares tender their Minto Shares in acceptance of such Superior Proposal or vote in favour thereof, provided that the non-completion fee shall be paid if and only if Sherwood does not take up any of the Minto Shares tendered to the

Offer, the transactions contemplated by the Superior Proposal are completed within a period of 12 months from the date of the Offer and provided further that the Superior Proposal results in the purchase and sale of not less than 66 2/3% of the issued and outstanding Minto Shares.

Other Matters

The Pre-Acquisition Agreement further provides, among other things:

(a) restrictions and limitations on interim operations that may be conducted by Minto until the Expiry Date, without the consent of Sherwood;

(b) that if Sherwood takes up and pays for Minto Shares pursuant to the terms of the Offer, Minto agreed to use all commercially reasonable efforts to assist Sherwood in acquiring the balance of the Minto Shares by way of a Second Stage Transaction;

(c) Minto agreed to assist Sherwood to secure the resignations of all directors of Minto to be effective immediately following the date that Sherwood shall have taken up Minto Shares pursuant to the Offer and to cause the election of nominees of Sherwood to fill the vacancies so created;

(d) if Sherwood takes up Minto Shares pursuant to the Offer, Sherwood agreed that it would not take any action to terminate or materially adversely effect any indemnity agreements or right to indemnity in favour of past or present officers and directors of Minto; and

(e) subject to the terms and conditions of the Pre-Acquisition Agreement and to fiduciary obligations under applicable laws, each of Sherwood and Minto agree to use all commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the Pre-Acquisition Agreement.

Termination

The Pre-Acquisition Agreement may, subject to its specified terms, be terminated by written notice promptly given by one party to the other party, at any time prior to the Take-up Date:

(a) by mutual agreement between Sherwood and Minto;

(b) by either Sherwood or Minto, if a court of competent jurisdiction or a governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting any of the transactions contemplated by the Pre-Acquisition Agreement and such order, decree, ruling or other action becomes final;

(c) by Minto, if Sherwood has not mailed the Offer Documents to holders of Minto Shares prior to 11:59 p.m. (Vancouver time) on April 29, 2005, or such later date as Minto may agree to;

(d) by either Sherwood or Minto, if Sherwood has not taken-up and paid for the Minto Shares deposited under the Offer on or before June 15, 2005, or such later date as Sherwood and Minto may agree;

(e) by either Sherwood or Minto, if the Offer terminates or expires at the Expiry Time without Sherwood taking up and paying for any of the Minto Shares as a result of the failure of any condition to the Offer to be satisfied or waived unless the failure of such conditions is due to the failure of the party seeking to terminate the Pre-Acquisition Agreement to perform the obligations required to be performed by it under the Pre-Acquisition Agreement;

(f) by either Sherwood or Minto, if the non-completion fee referred to under "Non-Completion Fee" above becomes payable pursuant to the terms of the Pre-Acquisition Agreement and, if the party seeking to terminate the agreement is Minto, payment of the non-completion fee is made to Sherwood;

(g) by Sherwood if a Material Adverse Change shall have occurred in respect of Minto or by Minto if a Material Adverse Change shall have occurred in respect of Sherwood; or

(h) by either Sherwood or Minto, if there has been a misrepresentation, breach or non-performance by the other party of any representation, warranty (without reference to any qualification as to materiality in such representation and warranty) or covenant contained in the Pre-Acquisition Agreement which would have or would reasonably be expected to have a Material Adverse Effect on, in the case of termination by Sherwood, Minto or, in the case of termination by Minto, a material adverse effect on Sherwood or, in the case of a termination by Sherwood a material adverse effect on the ability of Sherwood to complete the Offer, provided that the breaching or non-performing party has been given notice of and three Business Days to cure any such misrepresentation, breach or non-performance (other than in certain cases in respect of which no cure period shall be applicable).

INFORMATION CONCERNING SHERWOOD MINING CORPORATION

Corporate Structure

Name and Incorporation

The Corporation was incorporated under the name 328175 British Columbia Ltd. pursuant to *Company Act* (British Columbia) on June 11, 1987. On August 20, 1987, Sherwood changed its name to Candela Resources Ltd. pursuant to a certificate of amendment issued pursuant to *Company Act* (British Columbia). On April 3, 1998, Sherwood changed its name to New Candela Resources Ltd. pursuant to a certificate of amendment issued pursuant to *Company Act* (British Columbia). On October 20, 1999, Sherwood changed its name to Sherwood Petroleum Corporation ("Sherwood") pursuant to a certificate of amendment issued pursuant to *Company Act* (British Columbia). The Corporation was continued under the *Business Corporations Act* (Alberta) ("ABCA") on July 20, 2000. Effective October 30, 2001, pursuant to a certificate of amendment issued pursuant to the ABCA, the Corporation changed its name to Sherwood Mining Corporation.

At the Annual General and Special Meeting of Shareholders of the Corporation held on April 15, 2005, the shareholders approved and adopted special resolutions authorizing (i) the consolidation (the "Consolidation") of all of the issued and outstanding Sherwood Shares on the basis of up to four (4) pre-Consolidation Sherwood Shares for one (1) post-Consolidation Sherwood Share and (ii) a change (the "Name Change") in Sherwood's name to a name approved by Sherwood's directors and applicable regulators. It is not currently intended that the Consolidation and the Name Change would be effected unless the Offer and related transactions are completed, or a significant acquisition or financing is otherwise completed by Sherwood. All Sherwood Shares issued pursuant to the Offer will be issued on a pre-Consolidation basis. Completion of the Consolidation and the Name Change are subject to TSXV acceptance.

Offices

Sherwood's head office is located at Suite 860 - 625 Howe Street, Vancouver, British Columbia, V6C 2T6 and its registered office is located at Suite 3000, 400 - 4th Avenue S.W., Calgary, Alberta T2P 0J4.

Intercorporate Relationships

Sherwood has no subsidiaries as of the date hereof.

General Development of the Business

Three Year History

Sherwood is a mineral exploration company engaged in the acquisition and exploration of strategic mineral properties in Canada. The primary objective of its exploration activities is the discovery and delineation of economic base and precious metal deposits.

In early 2001, an association was formed with Miramar Mining Corporation ("Miramar"), pursuant to which Sherwood has acquired from Miramar the Elu Property and held options on the Hope Bay diamond project and the Chicago Trend property. All three mineral projects are peripheral to Miramar's Hope Bay gold project situated on the Elu greenstone belt in Nunavut, Canada.

Effective August 14, 2001, Sherwood acquired a 100% interest in the Elu Property through the issuance of 10,000,000 units recorded at the value of $950,000 to Miramar Hope Bay Ltd. and Miramar HBG Inc., both now wholly owned subsidiaries of Miramar. Each unit consisted of one common share and a warrant that entitled the holder to purchase one additional share at $0.40. All the warrants expired without exercise on August 14, 2003. As a result of this transaction, Miramar acquired approximately 38% of the then issued and outstanding Sherwood Shares.

Miramar conducted exploration on behalf of Sherwood on the Elu Property in 2001 and 2002. While mineralization was discovered, it was not sufficient to enable Sherwood to continue exploration. In the 2003 fiscal year, some claims were abandoned and the related acquisition and exploration costs of $867,881 were written off. In the 2004 fiscal year, the remaining capitalized acquisition and exploration costs totaling $1,602,299 were written off in anticipation of the property being abandoned.

By option agreement with Miramar dated May 16, 2002, Miramar granted Sherwood the right to earn up to a 70% interest in any diamondiferous bodies discovered in the Hope Bay Belt in Nunavut. Sherwood incurred a total of $233,831 in cumulative exploration expenditures net of recoveries. Initial till sampling did identify potential diamond indicator minerals however, follow up sampling failed to identify viable targets to justify additional work. During the 2003 fiscal year, Sherwood decided not to pursue this project, terminated the agreement and wrote off the entire property balance.

Pursuant to an option and joint venture agreement dated March 19 2004, Miramar granted Sherwood an option to earn up to a 60% interest in the Chicago Trend Property located in the southwest portion of the Hope Bay Belt, approximately 15 km southwest of Miramar's Boston Camp, Nunavut, Canada by spending a cumulative amount of at least $3,100,000 by June 15, 2007. Sherwood committed to and funded $350,000 for exploration by February 29, 2004, identifying precious metals in two areas. As part of this agreement, Sherwood granted Miramar a right of first refusal on the Elu Property and a right to participate in all future Sherwood financings in proportion to Miramar's then percentage ownership of Sherwood. Effective March 22, 2005, Sherwood terminated this agreement with Miramar. All capitalized acquisition and exploration costs relating to the Chicago Trend Property will be written off in Sherwood's fiscal year ending November 30, 2005.

On March 24, 2005, Sherwood entered into a binding agreement whereby Sherwood could acquire a 100% working interest in the Minto Project. On April 28, 2005, Sherwood entered into the Pre-Acquisition Agreement. See "Significant Acquisitions - Minto Project".

In order to finance the Offer, Sherwood and Quest executed a term sheet dated March 24, 2005 whereby Quest agreed to provide the Quest Facility, subject to certain conditions. Sherwood issued 954,545 common shares to Quest as a fee for the arrangement of the Quest Facility. In addition, to facilitate the provision of the Quest Facility, Miramar granted Quest, by agreement dated March 23, 2004, an option to purchase 1,000,000 Sherwood Shares at a price of $0.25 per share exercisable until September 24, 2006 and Miramar granted Quest an option to purchase an additional 1,500,000 Sherwood Shares at a price of $0.35 per share which vest on the Closing Date and are exercisable for a period of 18 months after the Closing Date. In consideration of facilitating the Quest Facility, by agreement dated March 24, 2004, Sherwood agreed to issue Miramar $150,000 in units (the "Miramar

Consideration") at a deemed price of $0.35 per unit, each unit comprised of one Sherwood Share and one purchase warrant (the "Miramar Consideration Warrants"). Each Miramar Consideration Warrant is exercisable into one Sherwood Share at a price which is the greater of (a) $0.35 per share; (b) the issue price of the first financing completed by Sherwood on or prior to the Closing Date, if warrants are not issued in connection with such financing; and (c) the lowest exercise price of any warrants issued in connection with the financing contemplated by subparagraph (b) above. As a result, Miramar was issued 428,571 Sherwood Shares and 428,571 Miramar Consideration Warrants on April 27, 2005.

On March 31, 2005, Sherwood completed a $300,000 private placement whereby Miramar subscribed for 1,200,000 Sherwood Shares for $0.25 per share. The proceeds are to be used for working capital and for use in the acquisition of the Minto Project.

Effective April 28, 2005, Sherwood and Quest entered into a loan agreement (the "Quest Agreement") to provide the Quest Facility, which superseded the term sheet executed on March 24, 2005. If Sherwood draws down on the Quest Facility, a 10% draw down fee will be payable, subject to regulatory approval, in Sherwood Shares priced at a 20% discount to the prior 10 day weighted average share price at the time of the draw down. If regulatory approval is not received, the draw down fee will be payable in cash. Amounts drawn down on the Quest Facility will bear interest at the rate of 12% per annum compounded monthly.

Significant Acquisitions

Minto Project

On March 24, 2005, Sherwood entered into a binding agreement with ASARCO, Minto and Falconbridge whereby Sherwood could acquire a 100% working interest in the Minto Project. Effective April 28, 2005, Sherwood entered into the Pre-Acquisition Agreement, the Pre-Tender Agreement and agreements giving effect to the ASARCO Transactions and the Falconbridge Transactions. Such agreements superseded and replaced the March 24, 2005 interim agreement.

It is anticipated that these transactions will be completed concurrently on the Closing Date.

Trends

Sherwood management believes that acquisition of the Minto Project will permit Sherwood to expeditiously achieve commercial production of copper and take advantage of recent significant improvements in copper prices, a trend which Sherwood management expects to prevail for the foreseeable future. The principal uncertainty associated with this strategy is the state of the capital markets and Sherwood's ability to access such markets in a timely manner to finance construction and operation of the mine and related permitting, while copper prices remain high.

Narrative Description of the Business

General

Sherwood is a mineral exploration company engaged in the acquisition and exploration of strategic mineral properties in Nunavut, Canada. In the past, these projects have been early stage exploration properties. Upon the completion of the Offer and related transactions Sherwood will hold a 100% working interest in the Minto Project, being an advanced stage copper-gold project.

The primary objective of Sherwood's exploration activities is the discovery and delineation of economic base and precious metal deposits. As of the date hereof, Sherwood does not have a material mineral project. If the Offer is successful, the Minto Project will be Sherwood's only material mineral project.

Operational

On the successful completion of the Offer, Sherwood intends to initiate the work required to make the resource estimates compliant with NI 43-101, to update the feasibility study, to apply for and obtain any necessary amendments to the current permits and, based on successful completion of these matters, to commence construction of a copper-gold mining operation at the earliest possible date. During these activities, Sherwood would also look to evaluate several exploration opportunities to expand the available mineable reserves in areas where potential has been identified by prior drilling, including the following:

(a) Potential for underground mining of higher grade portions of the resources contemplated as being left in the pit walls in earlier studies;

(b) Potential for extensions to the main deposit (a) to the north of an offsetting fault and (b) to the southwest;

(c) Poorly tested exploration areas away from the main deposit where drilling has intersected copper mineralization in poorly evaluated zones of copper mineralization that may offer opportunities for delineation of satellite deposits; and

(d) Numerous other showings and targets identified during more than 30 years of exploration.

Selected Financial Information

Annual Information

The following table summarizes selected financial data for Sherwood for each of the three most financial years ended November 30, 2004, 2003 and 2002. The information set forth below should be read in conjunction with the audited financial statements of Sherwood as found in Exhibit I hereto.

	Nov. 30, 2004	**Nov. 30 2003**	**Nov. 30 2002**
Total Revenues	$ -	$ -	$ -
General and administrative expenses	150,980	157,325	175,894
Write off of exploration costs on outside properties and properties abandoned	1,602,299	1,101,712	-
Income (loss) from continuing operations:			
- In total	(1,749,555)	(1,255,454)	(167,797)
- Basic and diluted loss per share	(0.07)	(0.05)	(0.01)
Net Income (loss) from continuing operations:			
- In total	(1,749,555)	(1,255,454)	(167,797)
- Basic and diluted loss per share	(0.07)	(0.05)	(0.01)
Total Assets	408,222	1,732,025	3,168,473
Total long term liabilities	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil

Quarterly Information

The following table sets out selected historical quarterly financial information of Sherwood.

Period	Revenues	Income or (Loss) from Continued Operation and Net Income (loss) $	Basic Earnings (Loss) per share[(1)] from Continued Operation and Net Income (loss)	Fully Diluted Loss per Share[(1)] from Continued Operation and Net Income (loss) $
4th Quarter 2004	Nil	(1,094,857)	(0.04)	(0.04)
3rd Quarter 2004	Nil	(567,283)	(0.02)	(0.02)
2nd Quarter 2004	Nil	(48,727)	(0.01)	(0.01)
1st Quarter 2004	Nil	(38,688)	(0.01)	(0.01)
4th Quarter 2003	Nil	(904,038)	(0.04)	(0.04)
3rd Quarter 2003	Nil	(28,509)	(0.00)	(0.00)
2nd Quarter 2003	Nil	(292,349)	(0.01)	(0.01)
1st Quarter 2003	Nil	(30,558)	(0.01)	(0.01)

Note:

(1) Based on the treasury share method for calculating diluted earnings. The comparative figures have been recalculated under this new method and remain unchanged and based on the post-consolidated number of shares.

Quarterly results will vary in accordance with Sherwood's exploration and financing activities. Sherwood's exploration activities have focused in the last two years on three properties in Nunavut, all of which properties have now been abandoned. The timing and size of the Sherwood's resource property write-offs have the most significant impact on its quarterly results. Sherwood's activity levels have decreased in recent years which, after considering resource property write-offs, are reflected in a decrease in Sherwood's general and administrative expenses for the periods presented above.

Dividends

To date, Sherwood has not paid dividends on the Sherwood Shares. The directors may declare, from time to time, dividends out of the monies legally available for dividends. The intent of Sherwood is to retain earnings to finance future growth and, accordingly, Sherwood does not anticipate declaring any dividends on the Sherwood Shares for some time.

Management's Discussion and Analysis

The following discussion and analysis should be read with the audited financial statements and accompanying notes for the years ended November 30, 2004, 2003 and 2002 as found in Exhibit I hereto.

General

Sherwood's loss from continuing operations over the past three years consists of general and administrative expenses and the write-off of capitalized exploration costs on outside properties and properties abandoned. During the year ended November 30, 2004, Sherwood's loss totaled $1,749,555 ($0.07 per share), an increase of $494,101 from the loss of $1,255,454 ($0.05 per share) for the comparative year ended November 30, 2003 and an increase of $1,087,657 from the loss of $167,797 in 2002. The main reason for the year-to-year increase is an increase in the amount of resource property write-offs, from $Nil in 2002, to $1,101,712 in 2003 to $1,602,299 in 2004. Resource property write-offs account for 92% of Sherwood's total loss in 2004 and 88% in 2003.

Sherwood's general and administrative expenses have been fairly consistent over the past three years, decreasing from $175,894 in the 2002 fiscal year, to $157,325 in the 2003 fiscal year to $150,980 in the current fiscal year. The steady decline in general and administrative expenses coincides with an overall decrease in Sherwood's activity levels for the same period.

Sherwood capitalizes all acquisition and exploration costs until the property to which those costs related is placed into production, sold or abandoned. The decision to abandon a property is largely determined from exploration results and the amount and timing of Sherwood's write-offs of capitalized resource property costs will vary in a fiscal period from one year to the next and typically cannot be predicted in advance. During the year ended November 30, 2004, Sherwood wrote-off capitalized resource property costs of $1,602,299 relating to the Elu Property in Nunavut, reducing its capitalized resource property costs to $366,799 as at November 30, 2004 as compared to a resource property balance of $1,611,795 as at November 30, 2003 and $2,706,564 as at November 30, 2002.

Results of Operations

General and administrative expenses dropped slightly from 2002 ($175,894) to 2003 ($157,325) and 2004 ($150,980). The decline can be attributed to reduced expenditures on legal fees (2002 – $19,152; 2003 - $10,362; 2004 - $9,447), interest and bank charges (2002 - $17,127; 2003 - $4,972; 2004 - $238) office costs (2002 - $9,598; 2003 - $3,945; 2004 - $3,908) and an overall decrease in Sherwood's activity levels. With increased regulatory scrutiny of the capital markets in both Canada and the United States, regulatory compliance (; 2002 - $10,287; 2003 - $16,716; 2004 - $15,209) and audit and accounting fees (; 2002 - $6,450; 2003 - $10,650; 2004 - $11,800) experienced slight increases from 2002 to 2003. Other expenditures remained generally constant over the three years and include: annual management fees of $60,000 paid to a related party, International Northair Mines Ltd. ("Northair"), in each of the last three years; salary expense for Sherwood's Chief Executive Officer (; 2002 $42,000; 2003 - $45,360; 2004 - $45,360); and transfer agent fees (2002 - $5,430; 2003 - $3,779; 2004 - $4,094). Sherwood's spending on investor relations decreased from $2,247 in 2002 to $nil in 2003 and increased in 2004 to $800.

Liquidity

The consolidated financial statements of Sherwood for the fiscal year ended November 30, 2004 have been prepared on the basis of accounting principles applicable to a going concern. This assumes that Sherwood will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Sherwood has incurred operating losses over the past several fiscal years, has limited financial resources, no source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to further explore its mineral property projects and to cover the overhead costs necessary to maintain a public company.

Sherwood's cash and cash equivalents were $14,356 as at November 30, 2004, as compared to $120,230 as at November 30, 2003, and $446,935 as at November 30, 2002. Sherwood's working capital deficit as at November 30, 2004 was $69,401, compared to working capital of $84,438 as at November 30, 2003 and $244,423 in 2002. In 2004, Sherwood generated $350,720 from its financing activities compared to $700 in 2003 and $1,480,786 in 2002. Sherwood spent $179,890 on its operations (2003 - $214,119; 2002 - $83,807) and spent $357,303 to acquire and explore its resource property interests (2003 - $6,943; 2002 - $1,186,701). As at November 30, 2004, amounts owing to related parties totaled $102,054 compared to $21,455 owing at year end in 2003 and $127,798 in 2002.

Sherwood's ability to continue as a going concern in the short term is dependent upon its ability to obtain the financing whether by the issuance of share capital or through joint ventures or from the disposition of its mineral interests. Although Sherwood has been successful in the past in obtaining financing, there can be no assurance that it will be able to obtain adequate financing in the future or that the terms of such financing will be favourable.

Sherwood's financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that actions can be taken or planned that will mitigate the adverse conditions and events that raise doubt about the validity of the going concern assumption used in preparing these financial statements. If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets, liabilities, the reported income and expenses and the balance sheet classifications used.

Capital Resources

At November 30 2004, Sherwood had paid up capital of $7,459,554 (2003 - $7,108,834; 2002 - $7,108,134), representing 26,124,994 common shares without par value (2003 and 2002 – 24,872,422 shares), and a deficit of

$7,162,156 (2003 – deficit of $5,412,601; 2002 – deficit of $4,157,147) resulting in a shareholders' equity (or net assets) of $297,398 (2003 – $1,696,233; 2002 - $2,950,987). Sherwood's working capital deficit at November 30, 2004 was $69,401 compared to working capital at November 30, 2003 of $84,438 and $244,423 as at November 30, 2002.

Transactions with Related Parties

Pursuant to a Management Service Agreement with Northair, a company with a director and officers in common, Sherwood is provided with furnished office space, fully staffed and supplied in consideration of a fee, fixed annually, and paid monthly. Northair recovers other service costs, like mineral exploration or public relations at specified charge out rates. Northair recovers miscellaneous charges, like postage, on the basis of Sherwood's actual usage. Investor relations' activities are carried out by the Northair's staff and consist of dissemination of information to shareholders and prospective investors through brochures, quarterly reports, annual reports and press releases. Administrative services fees of $60,000 (2003 and 2002 - $60,000) were paid to Northair in 2004. As at November 30, 2004, the balance owed to Northair was $74,287 (2003 - $19,022; 2002 - $9,046) which is non-interest bearing and due on demand.

Also during the current year, Sherwood incurred costs of $8,814 (2003 - $9,133; 2002 - $16,965) for legal fees payable to a legal firm with a partner who is a director of Sherwood. As at November 30, 2004, Sherwood owes $3,364 (2003 - $2,433; 2002 - $241) to this related party. In addition, during the current year Sherwood advanced $355,120 to Miramar to conduct exploration on its behalf (2003 - $22,565; 2002 - $851,675). As at November 30, 2004, Sherwood owed Miramar $24,403 (2003 - $Nil; 2002 - $118,752).

Insiders purchased an aggregate of 107,144 units at a price of $0.28 per unit in the February, 2004 private placement for $30,000 as follows:

Purchaser	Number of Units
D. Bruce McLeod	71,429
David Fennell	35,715

Fourth Quarter

Sherwood's loss for the fourth quarter ended November 30, 2004 totaled $1,094,857 as compared to a loss of $904,038 for the comparative period in 2003 and a loss of $44,196 in 2002. The size of Sherwood's resource property write-offs has the most significant impact on its fourth quarter results. Included in the fourth quarter losses for the current and comparative years are resource property write-offs totaling $1,065,034 in 2004, $862,125 in 2003 and $Nil in 2002. General and administrative expenses for the fourth quarter remained consistent as compared to prior quarters.

Changes in Accounting Policies

Flow Through Shares

Under the terms of Canadian flow-through share legislation, the tax attributes of qualifying expenditures are renounced to subscribers. To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recognized as the related expenditures are renounced, this future income tax liability is then reduced by the recognition of previously unrecorded future income tax assets on unused tax losses and deductions. During 2004, there has been no recognition of such tax on qualifying expenditures as they were not renounced in the current fiscal year. Such expenses will be renounced in 2005.

Asset Retirement Obligations

Effective January 1, 2004, Sherwood adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This new section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life. There is no material impact on the financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

Financial Instruments and Other Instruments

Sherwood's financial instruments consist of cash and short-term deposits, GST receivable, accounts payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that Sherwood is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Additional Disclosure for Venture Issuers Without Significant Revenue

Additional disclosure concerning Sherwood's general and administrative expenses and resource property costs is provided in the Sherwood's Consolidated Statement of Loss and Deficit and the Consolidated Schedule of Resource Property Costs contained in its Consolidated Financial Statements for November 30, 2004, 2003 and 2002 that are available on Sherwood's website at www.northair.com/Sherwood/ or on its SEDAR Page Site accessed through www.sedar.com

Outstanding Share Data

Sherwood is authorized to issue an unlimited number of common shares (defined herein as the "Sherwood Shares") and an unlimited number of preferred shares, all without nominal or par value. No preferred shares have been issued. Prior to taking and up and paying for the Minto Shares validly deposited and not withdrawn under the Offer, the directors of Sherwood will take such steps as may be necessary to authorize and create the Preferred Shares, being the first series of preferred authorized in Sherwood's share capital. As at the date hereof, there are 28,071,110 Sherwood Shares issued and outstanding.

As at the date hereof, the following options and share purchase warrants of Sherwood are outstanding:

	Number	Exercise Price per Share	Expiry Date
Consultants	75,000	$0.25	August 27, 2006
Insiders	450,000	$0.25	August 27, 2006
Insiders	150,000	$0.25	September 2, 2006
Consultants	350,000	$0.25	January 15, 2007
Insiders	400,000	$0.25	January 15, 2007
Total stock options outstanding:	1,425,000		
Warrants outstanding:	626,286	$0.40	February 12, 2006
	428,571	(1)	April 27, 2006
Total warrants outstanding	1,054,857		
Total stock options and warrants outstanding	2,479,857		

Note:

(1) The exercise price is the greater of (a) $0.35 per share; (b) the issue price of the first financing completed by Sherwood on or prior to the Closing Date, if warrants are not issued in connection with such financing; and (c) the lowest exercise price of any warrants issued in connection with the financing contemplated by subparagraph (b) above.

Authorized Capital

As at the date hereof, the authorized capital of Sherwood consists of an unlimited number of common shares (defined herein as the "Sherwood Shares") and an unlimited number of preferred shares, all without nominal or par value. Prior to taking and up and paying for the Minto Shares validly deposited and not withdrawn under the Offer, the directors of Sherwood will take such steps as may be necessary to authorize and create the Preferred Shares, being the first series of preferred authorized in Sherwood's share capital.

At the Annual General and Special Meeting of Shareholders of Sherwood held on April 15, 2005, the Shareholders approved and adopted special resolutions authorizing (i) the Consolidation and (ii) the Name Change. It is not currently intended that the Consolidation and the Name Change would be effected unless the Offer and related transactions are completed, or a significant acquisition or financing is otherwise completed by Sherwood. All Sherwood Shares issued pursuant to the Offer will be issued on a pre-Consolidation basis. Completion of the Consolidation and the Name Change are subject to Shareholder approval and TSXV acceptance.

Sherwood Shares

The holders of Sherwood Shares are entitled to notice of and to vote at all meetings of shareholders (except meetings at which only holders of a specified class or series of shares are entitled to vote) and are entitled to one vote per Sherwood Share. Holders of Sherwood Shares are entitled to receive, if, as and when declared by the Board of Directors, such dividends as may be declared thereon by the Board of Directors from time to time. In the event of the liquidation, dissolution or winding-up of Sherwood, or any other distribution of assets among its shareholders for the purpose of winding-up its affairs, holders of Sherwood Shares, are entitled to share equally, share for share, in the remaining property.

Preferred Shares

Sherwood is authorized to issue an unlimited number of preferred shares. The preferred shares may be issued from time to time in one or more series, each consisting of a number of preferred shares as determined by the board of directors of Sherwood who also may fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of preferred shares. The preferred shares of each series shall, with respect to payment of dividends and distribution of assets in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of Sherwood among its shareholders for the purpose of winding-up its affairs, rank on a parity with the preferred shares of every other series and shall be entitled to preference over the Sherwood Shares and the shares of any other class ranking junior to the preferred shares.

Series 1Preferred Shares

Prior to taking and up and paying for the Minto Shares validly deposited and not withdrawn under the Offer, the directors of Sherwood will take such steps as may be necessary to authorize and create a series preferred shares (defined herein as the "Preferred Shares"), being the first series of preferred authorized in Sherwood's share capital. Each Preferred Share shall be retractable by Sherwood and redeemable by the holder thereof following the satisfaction of the Sale Condition for an amount equal to the quotient of one divided by 5,910,501 multiplied by 57.5% of the Additional Consideration. Subject to the provisions of the ABCA, the holders of the Preferred Shares shall not be entitled to receive notice of, to attend or to vote at any meeting of the shareholders of the Sherwood. The holders of Preferred Shares shall not be entitled to receive dividends. The holders of Preferred Shares shall be entitled, in the event of any liquidation, dissolution or winding-up of Sherwood, whether voluntary or involuntary, or any other distribution of the assets of Sherwood among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Preferred Shares in respect of return of capital on dissolution, to share rateably, together with the holders of Sherwood Shares and of shares of any other class of shares of Sherwood ranking equally with the Preferred Shares in respect of return of capital on dissolution, in such assets of Sherwood as are available for distribution in an amount equal to the redemption/retraction amount.

Capitalization

There have been no material changes in the share and loan capital of Sherwood since November 30, 2004 other than finalizing the Quest Facility and as described in the table below. Prior to taking and up and paying for the Minto Shares validly deposited and not withdrawn under the Offer, the directors of Sherwood will take such steps as may be necessary to authorize and create the Preferred Shares, being the first series of preferred authorized in Sherwood's share capital.

Date		Number of Sherwood Shares	Amount
November 30, 2004	Issued and outstanding	26,124,994	$ 7,459,554
March 30, 2005	Quest standby fee	954,545	(1)
March 31, 2005	Miramar private placement	1,200,000	300,000
April 27, 2005(2)	Miramar Consideration	428,571	(3)
	Issued and outstanding	28,708,110	7,759,554

Notes:

(1) Issued for deemed consideration of $210,000.
(2) Sherwood concurrently issued 428,571 Miramar Consideration Warrants.
(3) Issued for deemed consideration of $150,000.

Options to Purchase Securities

The Board of Directors adopted the current "rolling" stock option plan of Sherwood on May 6, 2003 (the "Plan"). Pursuant to the Plan, the Board of Directors may allocate non-transferable options to purchase Sherwood Shares to directors, employees and consultants of Sherwood.

The purpose of the Plan is to assist Sherwood in attracting, retaining and motivating directors, officers, employees and consultants of Sherwood and to closely align the personal interests of such individuals with the interests of Corporation and its shareholders. Options granted under the Plan are non-assignable and may be granted for a term not exceeding that permitted by the Exchange (currently five years). A summary of the material aspects of the Plan is as follows:

(a) the Plan will be administered by Sherwood's Board of Directors or by a special committee appointed from time to time by the Board of Directors;

(b) the maximum number of shares in respect of which options may be outstanding under the Plan at any given time is equivalent to 10% of the issued and outstanding shares of Sherwood at that time, less the number of shares, if any, subject to currently issued and outstanding options;

(c) following termination of an optionee's employment, directorship, consulting agreement or other qualified position, the optionee's option shall terminate upon the expiry of such period of time following termination, not to exceed 90 days (30 days if the optionee was engaged in providing investor relations services);

(d) an option granted under the Plan will terminate one year following the death of the optionee;

(e) as long as required by Exchange policy, no one individual may receive options on more than 5% of the issued and outstanding shares of Sherwood (the "Outstanding Shares") in any 12 month period, no one consultant may receive options on more than 2% of the Outstanding Shares in any 12 month period, and options granted to persons providing investor relations services may not exceed, in the aggregate, 2% of the Outstanding Shares in any 12 month period.

(f) the exercise price of the shares subject to each option shall be determined by the Board of Directors but in no event shall such exercise price be lower than the exercise price permitted by the Exchange.

(g) the exercise price of an option may be reduced upon receipt of Board approval, provided that in the case of options held by insiders of Sherwood, the exercise price of an option may be reduced only if disinterested shareholder approval is obtained.

(h) in the event of a reorganization of Sherwood or the amalgamation, merger or consolidation of the shares of Sherwood, the Board of Directors shall make such appropriate provisions for the protection of the rights of the optionees as it may deem advisable.

Sherwood has granted the following stock options to the officers, directors, employees and consultants of Sherwood to acquire Sherwood Shares, which options remain outstanding as of the date hereof.

Number Outstanding	Held by Executive Officers	No. Held by Directors who are not Executive Officers	Number Held by Employees	Number Held by Consultants	Exercise Price	Date Granted	Expiry Date
525,000	Nil	450,000	Nil	75,000	$0.25	Aug. 27, 2001	Aug. 27, 2006
150,000	150,000	Nil	Nil	0	$0.25	Sept. 2, 2001	Sept. 2, 2006
750,000	400,000	Nil	Nil	350,000	$0.25	Jan. 15, 2002	Jan. 15, 2007

There are currently outstanding 626,286 warrants to purchase 626,286 Sherwood Shares at an exercise price of $0.40 per share until February 12, 2006 and the Miramar Consideration Warrants.

Prior Sales of Sherwood Shares

During the twelve months prior to the date of this Circular, Sherwood issued Sherwood Shares in the following amounts.

Date Issued	Number of Sherwood Shares	Issue Price per Sherwood Share
March 30, 2005	954,545	(1)
March 31, 2005	1,200,000	$0.25
April 27, 2005	428,571	(2)

Notes:

(1) Issued for deemed consideration of $0.22 per share.
(2) Issued for deemed consideration of $0.35 per share.

Stock Exchange Price

The Sherwood Shares are listed on the TSXV and trade under the symbol "SWM". The following table summarizes the price range and aggregate volume of trading of the Sherwood Shares on the TSXV (as reported by such exchange) for the preceding nine financial quarters.

Period	High	Low	Volume
2003			
2nd Quarter	$0.10	$0.05	3,533,291
3rd Quarter	$0.23	$0.065	1,749,445
4th Quarter	$0.35	$0.155	12,894,274
2004			
1st Quarter	$0.36	$0.19	3,709,869
2nd Quarter	$0.27	$0.195	2,686,658
3rd Quarter	$0.24	$0.185	1,045,416
4th Quarter	$0.31	$0.19	4,592,178
2005			
January	$0.26	$0.195	690,825
February	$0.25	$0.17	896,624
March	$0.365	$0.215	3,655,750
April (as of April 27)	$0.38	$0.28	2,046,100

Principal Shareholders

As of the date hereof, there are no shareholders who own, or are known by Sherwood to own, of record or beneficially, either directly or indirectly, more than 10% of the issued and outstanding Sherwood Shares other than as set forth in the following table.

Name and Residential Address	Type of Ownership	Number and Percentage of Sherwood Shares as at the date hereof(1)	Number and Percentage of Sherwood Shares after giving effect to the Offer(2)
Miramar Mining Corporation 300 – 889 Harbourside Drive North Vancouver BC V7P 3S1	Indirect and Beneficial	11,628,571 (40.5%)	11,628,571 (26.7%)

Notes:

(1) Of these Sherwood Shares, 5,000,000 Sherwood Shares are each owned directly by Miramar Hope Bay Ltd. and Miramar HBG Inc., wholly owned subsidiaries of Miramar Mining Corporation, with the remaining 1,628,571 Sherwood Shares being directly held by Miramar Mining Corporation..

(2) Assumes that the Share Alternative is selected by all Minto Shareholders, resulting in 43,489,363 Sherwood Shares being issued and outstanding. Does not include any Sherwood Shares to be issued under the ASARCO Transactions, the Falconbridge Transactions and the Quest Facility.

Directors and Officers

The following table provides the names, ages and municipalities of residence of all present directors and officers of Sherwood, their positions and offices with Sherwood and their principal occupations during the last five years.

Name, Age and Municipality of Residence	Current Positions Held	Principal Occupation	Director Since
DONALD BRUCE MCLEOD, 42 (2)(3) North Vancouver, British Columbia,	President, Chief Executive Officer and Director	Professional Mining Engineer; director and senior officer of International Northair Mines Ltd.; NDT Ventures Ltd.; Troon Ventures Ltd., Tenajon Resources Corp. and Stornoway Diamond Corporation; director of Committee Bay Resources Ltd., Geologix Explorations Inc., Full Metal Minerals Ltd., New Sleeper Gold Corporation, Palmarejo Gold Corp. and Oro Gold Resources Ltd.	September 1, 2001
STEPHEN QUIN, 45 (1)(3) West Vancouver, British Columbia,	Secretary, Chief Financial Officer and Director	Executive Vice President of Miramar Mining Corporation, director of Mercator Minerals Ltd. and director of Rare Element Resources Ltd.	August 14, 2001
RAYMOND PETER ANTONY, 52 3(1)(2) Calgary, Alberta	Director	President of BreakSide Energy Ltd., a private oil and gas exploration and production company since January, 2004. Prior thereto President of Resolution Resources Ltd., a public oil and gas exploration and production company since October, 2001. Prior thereto, President of Embo Petroleum Inc. and Newheart Oil and Gas Ltd., private oil and gas exploration and production companies.	July 20, 2000
ROY HARRY HUDSON, 47, (2)(3) Calgary, Alberta	Director	Partner of Davis & Company since September 17, 2004. Partner of Borden Ladner Gervais LLP from July 1, 2002 to September 17, 2004. Prior thereto partner of Armstrong Perkins Hudson LLP since January 1999. Mr. Hudson is a director of four other publicly held corporations and has practiced securities and corporate law since 1984.	July 20, 2000
JAMES ARNOTT CROMBIE, 46 (1) Nassau, Bahamas	Director	President, Chief Executive Officer and director of New Sleeper Gold Ltd.; President, Chief Executive Officer and director of Palmarejo Gold Corp.; President and Chief Executive Officer of Ariane Gold Corp. from March 2002 to March 2004; Vice President of Corporate Development of Hope Bay Gold Corp. from March 1999 to March 2002.	August 14, 2001

Notes:
(1) Member of the Audit Committee.
(2) Member of the Corporate Governance Committee.
(3) Member of the Environmental Committee.

The present officers and directors of Sherwood beneficially own, as a group, directly or indirectly, 496,429 Sherwood Shares (1.6%) and 19,000 Minto Shares (<1%).

The term of office of all directors will expire at Sherwood's next annual meeting of shareholders.

Corporate Cease Trade Orders or Bankruptcies

Condor International Resources Ltd. (now Stornoway Diamond Corporation) was the subject of a cease trade order issued by the British Columbia Securities Commission on August 2, 1995 until September 28, 1995 for failure to file financial statements in the required form. D. Bruce McLeod was a director at the time the cease trade order was issued and rescinded.

Except as disclosed herein, no director, officer or other member of management of Sherwood is, or within the ten years prior to the date of this Circular has been a Director, officer or promoter of any other corporation that while that person was acting in that capacity:

(a) was the subject of a cease trade order or similar order or an order that denied Sherwood access to any statutory exemptions for a period of more than 30 consecutive days; or

(b) was declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that person.

Penalties or Sanctions

Except as disclosed herein, no director, officer of Sherwood, or a securityholder anticipated to hold sufficient securities of Sherwood to affect materially the control of Sherwood, has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or been subject to any other penalties or sanctions imposed by a court or regulatory body including a self-regulatory body that would be likely to be considered important to a reasonable securityholder making a decision about Sherwood.

Personal Bankruptcies

No director, officer or principal shareholder of Sherwood, or a personal holding company of any such persons, has, within the ten years prior to the date of this Circular, become bankrupt, made a proposal under any bankruptcy or insolvency legislation, been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

Conflicts of Interest

Except as disclosed herein, none of the directors, officers or principal shareholders of Sherwood and no associate or affiliate of any of them, has or has had any material interest in any transaction which materially affects Sherwood other than Stephen Quin who, as an officer and employee of Miramar, has indirect interests in transactions completed between Sherwood and Miramar. Stephen Quin has an existing conflict of interest in connection with the operations of Sherwood by virtue of being an officer and employee of Miramar, being the holder of approximately 40.5% of the outstanding Sherwood Shares and a party to various agreements with Sherwood over the past four years. There are potential conflicts of interest to which the directors and officers of Sherwood will be subject in connection with the operations of Sherwood. In particular, certain of the directors are involved in managerial and/or director positions with other companies whose operations may, from time to time, be in direct competition with those of Sherwood or with entities which may, from time to time, provide financing to, or make equity investments in, competitors of Sherwood. Conflicts, if any, will be subject to the procedures and remedies available under the ABCA. The ABCA provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided by the ABCA.

Management

Profiles of D. Bruce McLeod and Stephen Quin, being the sole members of Sherwood's management, are provided below.

D. Bruce McLeod, President and Chief Executive Officer

Bruce McLeod, age 42, graduated from the Montana College of Mineral Sciences and Technology in 1987 with a Bachelor of Science degree in Mining Engineering. His experience over the past 20 years includes time spent at all levels of the exploration and mining industry from Miner and Mine Manager, to his current position as President & Director of Sherwood Mining Corp. as appointed in 2001. As President, Mr. McLeod focuses primarily on project development and review, strategic planning and financing activities. Mr. McLeod is also President & Director of Tenajon Resources Corp., and Troon Ventures Ltd., and Vice-President & Director of International Northair Mines Ltd., and NDT Ventures Ltd. (the Northair Group), all junior mining companies involved in precious metal exploration in the Americas. As well he is Vice-President, Chief Operating Officer & Director of Stornoway Diamond Corporation, involved in diamond exploration in Northern Canada. Mr. McLeod is a director of Geologix Explorations Inc., Full Metal Minerals Ltd., Committee Bay Resources Ltd. , New Sleeper Gold Corp., Palmarejo Gold Corp. and Oro Gold Resources Ltd. He has not entered into a non-competition or non-disclosure agreement with Sherwood.

Stephen Quin, Chief Financial Officer and Secretary

Stephen P. Quin, age 46, is currently Chief Financial Officer and a director of Sherwood Mining Corporation. He graduated from the Royal School of Mines, Imperial College, London with a B.Sc. (Honours) in Mining Geology in 1980 and has spent the past 25 years working in exploration for minerals world wide, and also has extensive experience in corporate development, investor relations and general corporate affairs. He has held senior positions at various mining companies and is currently Executive Vice President of Miramar Mining Corporation, a TSX listed gold exploration and development company, where he is employed on a full time basis. Miramar currently owns 38.8% of the issued shares of Sherwood. Mr. Quin will dedicate the required time to Sherwood to ensure that his responsibilities are fulfilled. Mr. Quin is not an employee or contractor of Sherwood and receives no compensation. He has not entered into a non-competition or non-disclosure agreement with Sherwood.

Directors and Executive Compensation

Summary of Executive Compensation

Compensation of Directors

During the fiscal year ended November 30, 2004, Sherwood paid no cash compensation (including salaries, director's fees, commissions, bonuses paid for services rendered, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned by the directors for services rendered) to the directors for services rendered.

Executive officers of Sherwood who also act as directors of Sherwood, do not receive any additional compensation for services rendered in such capacity, other than as paid by Sherwood to such executive officers in their capacity as executive officers. See *"Compensation of Executive Officers"*.

For the year ended November 30, 2004, the aggregate remuneration and benefits in kind received by the directors of Sherwood, in their respective capacities as directors, was $Nil.

Compensation of Executive Officers

As at November 30, 2004, Sherwood had two executive officers, both of whom continues to serve with Sherwood. The aggregate cash compensation (including salaries, fees (including director's fees), commissions, bonuses to be paid for services rendered, bonuses paid for services rendered in a previous year, and any compensation other than bonuses earned, the payment of which is deferred), paid to such executive officer and corporations controlled by them, by Sherwood and its subsidiaries for services rendered during the fiscal year ended November 30, 2004 was $45,360. This amount was paid to Mr. McLeod's employer, Northair, under the terms of an administrative service agreement.

The following table sets forth all annual and long term compensation for services in all capacities to Sherwood during the three most recently completed fiscal years, in respect of the individuals who acted as the Chief Executive Officer and the Chief Financial Officer of Sherwood (the "Named Executive Officers") during such period. No individual received annual compensation from Sherwood in excess of $150,000 during the fiscal year ended November 30, 2004.

SUMMARY COMPENSATION TABLE

Name and Principal Position	Annual Compensation				Long Term Compensation			All Other Compensation ($)
					Awards		Payouts	
	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ SARs Granted[1]	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)[2]	
D. Bruce McLeod Chief Executive Officer	2004	45,360	Nil	Nil	Nil	Nil	Nil	Nil
	2003	45,360	Nil	Nil	Nil	Nil	Nil	Nil
	2002	42,000	Nil	Nil	400,000	Nil	Nil	Nil
Stephen Quin Chief Financial Officer	2004	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	2003	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	2002	N/A	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1) "SARs" or "Stock appreciation right" means a right granted by Sherwood, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of Sherwood.

(2) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

Option and SAR Grants

No options were granted during the fiscal year ended November 30, 2004 to the Named Executive Officers of Sherwood.

Exercise of Options and SARs

The following table sets forth information in respect of each exercise of options and freestanding SARs by the Named Executive Officers, if any, during Sherwood's fiscal year ended November 30, 2004 and the financial year end value of unexercised options and SARs.

AGGREGATED OPTION/SAR EXERCISES DURING THE FISCAL YEAR ENDED NOVEMBER 30, 2004 AND FINANCIAL YEAR END OPTION/SAR VALUES

Name and Title	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options/SARs at Fiscal Year End Exercisable/ Unexercisable	Value of Unexercised "in-the-money Options/SARs at Fiscal Year End Exercisable/ Unexercisable(1)
D. Bruce McLeod, Chief Executive Officer	Nil	Nil	550,000 / 0	0 / 0
Stephen Quin, Chief Financial Officer	Nil	Nil	0 / 0	0 / 0

Note:

(1) Unexercised "in-the-money" options refer to those options in respect of which the market value of the underlying security as at the financial year end, exceeds the exercise or base price of the option, being the aggregate of the

difference between the market value of the securities as at November 30, 2004, and the exercise price. The closing trading price of the Common Shares on November 30, 2004 was $0.21.

Option and SAR Re-pricings

There were no re-pricings of stock options under the Stock Option Plan or otherwise during Sherwood's completed financial year ended November 30, 2004.

Long Term Incentives

Sherwood currently has no long term incentive plans, other than stock options granted from time to time by the Board of Directors under the provisions of the Plan.

No stock appreciation rights or restricted shares have been granted by Sherwood since incorporation.

Pension and Retirement Plans and Payments Made Upon Termination of Employment

Sherwood does not have any pension or retirement plan which is applicable to the Named Executive Officer. Sherwood has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now or previously has acted as a Named Executive Officer of Sherwood, in connection with or related to the retirement, termination or resignation of such person and Sherwood has provided no compensation to such persons as a result of change of control of Sherwood, its subsidiaries or affiliates. Sherwood is not party to any compensation plan or arrangement with the Named Executive Officers resulting from the resignation, retirement or termination of employment of such persons except as described in "Compensation of Executive Officers" herein.

Defined Benefit or Actuarial Plan

Sherwood does not have a defined benefit or actuarial plan.

Termination of Employment, Change in Responsibilities and Employment Contracts

Sherwood has no plans or arrangements in respect of compensation that may be received by the Named Executive Officers in the event of termination of employment (resignation, retirement, change of control) or in the event of a change of responsibilities following a change of control.

Employment Contracts

Sherwood does not have in place any employment contract between Sherwood or any subsidiary or affiliate thereof and the Named Executive Officers except as described in "Other Compensation" herein.

Other Compensation

Except as disclosed herein, Sherwood did not pay any additional compensation to the executive officers or directors (including personal benefits and securities or properties paid or distributed which compensation was not offered on the same terms to all full time employees) during the last completed fiscal year.

Directors do not have service contracts with Sherwood. Other than the reimbursement of actual expenses incurred, directors are not currently paid for their attendance to corporate matters in their capacities as directors of Sherwood. All non-management directors have received options to purchase Common Shares as described under "Directors and Officers."

Pursuant to a Management and Cost Sharing Agreement (the "Agreement") dated September 1, 2001, Sherwood retained the services of International Northair Mines Ltd. ("Northair") and D. Bruce McLeod. Pursuant to the Agreement, Northair provides to Sherwood the following services: secretarial, accounting, basic investor relations' services and routine Exchange and regulatory body filings. Pursuant to the Agreement, D. Bruce McLeod provides his services as President. The Agreement is automatically renewed from year to year. Either party can terminate the Agreement by giving three months written notice prior to the anniversary date.

In exchange for the services of Northair and D. Bruce McLeod, Sherwood is obligated to pay a monthly fee of $5,000 to Northair and $3,780 for the services of D. Bruce McLeod. Sherwood has also granted Northair an option to acquire 350,000 Common Shares of Sherwood at $0.25 per share until January 15, 2007. During the most recent fiscal year, Sherwood paid Northair $60,000 for its services and $45,360 for D. Bruce McLeod's services. As at November 30, 2004, owed Northair $74,287 for services rendered and shared costs.

Roy H. Hudson, a director of Sherwood, has been a partner with the law firm of Davis & Company, legal counsel to Sherwood since September 17, 2004. From July 1, 2002 to September 17, 2004, Mr. Hudson was a partner with the law firm of Borden Ladner Gervais LLP. During the financial year ended November 30, 2004, Borden Ladner Gervais LLP and Davis & Company received the amount of $5,213 and $3,602 respectively for fees in consideration of legal services provided to Sherwood.

Indebtedness of Directors and Officers

No officers or directors of Sherwood, or any of their associates or affiliates, are or have been indebted to Sherwood since December 1, 2003, nor have any of the foregoing been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Sherwood or any of its subsidiaries since the commencement of the last completed financial year.

Interest of Informed Persons in Material Transactions

Other than as set forth below and elsewhere in this Circular, management of Sherwood is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any informed person, any proposed director of Sherwood or any associate or affiliate of any informed person or proposed director, in any transaction since December 1, 2001 or in any proposed transaction which has materially affected or would materially affect Sherwood.

Year Ended November 30, 2004

Sherwood incurred $5,213 in legal fees with Borden, Ladner Gervais LLP, a firm in which Mr. Roy Hudson, director of Sherwood was a partner and $3,602 in legal fees with Davis & Company, a firm in which Mr. Hudson is currently a partner. As at November 30, 2004, Sherwood owed Borden, Ladner, Gervais LLP $ Nil and $3,364 to Davis & Company.

Sherwood and Miramar entered into an agreement whereby Sherwood was been granted an option to acquire up to a 60% interest in the Chicago Trend property by spending $3.1 million on exploration on or before June 15, 2007. Sherwood advanced $350,000 to Miramar who conduct exploration work on behalf of Sherwood. Once Sherwood earned its interest, Miramar would have had 120 days to exercise a one time back-in right whereby it can back-in to a 50% interest in the Chicago Trend by paying $500,000 to Sherwood. Sherwood has terminated this agreement.

Sherwood granted Miramar a 30 day right of first refusal to acquire all or any portion of the Elu Property that it proposes to sell. Sherwood has agreed to offer to Miramar at no cost any part of the Elu Property that it intends to drop. Sherwood has granted Miramar the right to acquire a 50% interest in the Elu Property and to be the operator, exercisable within 90 days of Sherwood completing a feasibility study for an amount equal to 100% of the amount Sherwood has spent on exploration and development of the Elu Property.

Miramar had the right to participate in all future equity financings by Sherwood in proportion to Miramar's then ownership. At year end, Miramar held 38% (10,000,000 common shares) of the total issued common shares of Sherwood. Mr. Stephen Quin, director and CFO of Sherwood, is a senior officer of Miramar.

Sherwood completed a private placement in February 2004 of 1,252,572 units for proceeds of $350,720. Each unit consisted of a common share and one-half of one non- transferable share purchase warrant. One full warrant entitles the holder to purchase an additional common share at $0.40 per share until February 12, 2006. D. Bruce McLeod, President and a director of Sherwood, purchased 71,429 units. Mr. David Fennel, a director of Miramar purchased 35,715 units.

Year Ended November 30, 2003

During the 2003 fiscal year, $22,565 was paid to Miramar Hope Bay for project costs on the Elu Property. Also during the fiscal year ended November 30, 2003, Sherwood incurred $9,133 in legal fees with Borden, Ladner Gervais LLP, a firm in which a director of Sherwood is a partner. As at November 30, 2003, Sherwood owed $2,433 to Borden, Ladner, Gervais LLP.

Year Ended November 30, 2002

During the 2002 fiscal year, Sherwood was charged $851,675 by Miramar for project costs of which $40,556 represented a management fee for being the operator on the Elu Property and the rest are expenses incurred by Miramar on Sherwood's behalf. As at year-end 2002, Sherwood owed Miramar $118,752.

Risks and Uncertainties

Investment in the Sherwood Shares involves a significant degree of risk. The following factors should be carefully reviewed, together with other information contained elsewhere in this Circular. Exploration and development of mineral projects involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome.

Sherwood has no history of profitable operations and its present business is at an early stage. As such, Sherwood is subject to many risks common to such enterprises, including under capitalization, cash shortages and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that Sherwood will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

Sherwood has no source of operating cash flow and no assurance that additional funding will be available to it for further exploration and development of its projects when required. Although Sherwood has been successful in the past in obtaining financing through the sale of equity securities or joint ventures, there can be no assurance that Sherwood will be able to obtain adequate financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in the delay or indefinite postponement of further exploration and development of its properties.

The Minto Project is located in remote, undeveloped areas and the availability of infrastructure such as surface access, skilled labour, fuel and power at an economic cost, cannot be assured. These are integral requirements for exploration, development and production facilities on mineral properties. Power may need to be generated on site.

Recent, improved market conditions for resource commodities after several years of record low prices has resulted in a dramatic increase in mineral exploration investment and activity in Canada. Inflation has been a significant factor affecting the cost of goods and services in Canada in recent years. Renewed exploration activity has resulted in a shortage of experienced technical staff, and heavy demand for drillers, geophysical surveying crews and other goods and services needed by the exploration community.

It is difficult at this stage to quantify the effect of increased demand for these goods and services used in Sherwood's exploration programs, but there is anecdotal evidence that cost increases during the 2005 field season will be considerably higher than the rate of inflation prevailing in other sectors of the economy. Exploration companies can also expect to experience difficulty in scheduling drilling contracts, airborne geophysical surveys and other services that are key components of early stage exploration programs.

Mineral exploration is a speculative venture. There is no certainty that the money spent on exploration and development will result in the discovery of an economic ore body. There is no assurance that Sherwood's exploration activities will result in any discoveries of commercial bodies of ore. The long-term profitability of Sherwood's operations will in part be related to the success of its exploration programs, which may be affected by a number of factors that are beyond the control of Sherwood.

The Minto Project lies within the traditional territory of the Selkirk First Nation ("Selkirk") and is situated upon land which is intended to become Selkirk Category A Settlement Land pursuant to the Selkirk Final Agreement and Selkirk Self-Government Agreement negotiated by Selkirk, the Government of Yukon and the Government of Canada for the settlement of Selkirk's claims to aboriginal rights, title and interest in its traditional territory. Minto has entered into a cooperation agreement with Selkirk, which agreement sets forth certain understandings and arrangements relating to the development and operation of the Minto Project. There is no assurance that additional aboriginal claims in respect of the lands comprising the Minto Project will not be made and, if successful, such claims could have an adverse affect on the Minto Project.

The mineral industry is intensely competitive in all its phases. Sherwood competes with many other mineral exploration companies who have greater financial resources and technical capacity.

The profitability of Sherwood's proposed operations on the Minto Project will be dependent in part upon the market price of base metals. The price of such metals or interests related thereto has fluctuated widely and is affected by numerous factors beyond the control of Sherwood. These factors include international economic and political conditions, expectations of inflation, international currency exchange rates, interest rates, global or regional consumptive patterns, speculative activities, levels of supply and demand, increased production due to new mine developments and improved mining and production methods, availability and costs of metal substitutes, metal stock levels maintained by producers and others and inventory carrying costs. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Sherwood not receiving an adequate return on invested capital or an investment retaining its value.

Mining operations generally involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which Sherwood has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of base metals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to life and property, environmental damage and possible legal liability for any or all damage. Sherwood presently carries a limited amount of liability insurance, and may become subject to liability for pollution, cave-ins or other hazards, and the payment of such liabilities may have a material adverse effect on the Issuer's financial position.

Substantial expenditures are required to establish reserves through drilling, to evaluate metallurgical processes to extract metal from ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that the funds required for development can be obtained on a timely basis.

The marketability of any minerals acquired or discovered may be affected by numerous factors which are beyond Sherwood's control and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting minerals and environmental protection.

Although Sherwood has taken steps to verify title to mineral properties in which it has an interest, in a manner consistent with industry practice for the current stage of its evaluation of such properties, there is no guarantee that title to such properties will not be challenged or impugned. Sherwood has not conducted surveys of some of the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. Sherwood's claims may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects.

Copper is the principal metal of economic interest for the Minto Project. Sherwood's ability to obtain financing for development of the Minto Project, and its profitability, will be largely determined by the prices of copper, which is established by world markets and are subject to wide fluctuations. Sherwood has no control or influence over metal prices. In the event of a severe and prolonged decrease in copper prices, the ability of Sherwood to raise capital and to operate profitably could be impaired and development and production activities may have to cease from time to time.

In recent years securities markets have experienced extremes in price and volume volatility. The market price of securities of many early stage companies, among others, have experienced fluctuations in price which may not necessarily be related to the operating performance, underlying asset values or prospects of such companies. It may be anticipated that any market for Sherwood's shares will be subject to market trends generally and the value of the Sherwood Shares on the TSX Venture Exchange may be affected by such volatility.

Sherwood is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Sherwood could result, and other persons would be required to manage and operate Sherwood.

Sherwood's directors and officers serve as directors or officers, or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which Sherwood may participate, the directors and officers of Sherwood may have a conflict of interest in negotiating and concluding terms respecting the transaction. If a conflict of interest arises, Sherwood will follow the provisions of the ABCA dealing with conflicts of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of Sherwood's directors, disclose his interest and refrain from voting on the matter unless otherwise permitted by the ABCA. The directors and officers of Sherwood are required to act honestly, in good faith and in the best interests of Sherwood.

Legal Proceedings

There are no outstanding legal proceedings material to Sherwood to which Sherwood, its subsidiaries or any of its properties are subject, nor are there any such proceedings known to be contemplated.

Auditors, Transfer Agent and Registrar

The auditors of Sherwood are Staley, Okada & Partners, Chartered Accountants, of Suite 400, 889 West Pender Street, Vancouver, British Columbia, V6C 3B2.

Computershare Investor Services Inc. is the transfer agent and registrar for the Sherwood Shares at its office in Vancouver, British Columbia and Computershare Investor Services Inc. is the Depositary under the Offer.

Material Contracts

Except for contracts entered into in the ordinary course of business, the only material contracts entered into in the two years immediately prior to the date of this Circular which can reasonably be regarded as presently material to Sherwood are the following:

(a) Pre-Acquisition Agreement dated April 28, 2005 between Sherwood and Minto;

(b) Pre-Tender Agreement dated April 28, 2005 between Sherwood and ASARCO;

(c) Purchase and Sale Agreement dated April 28, 2005 among Sherwood, ASARCO and Minto giving effect to the ASARCO transactions;

(d) Purchase and Sale Agreement dated April 28, 2005 among Sherwood, Falconbridge and Minto giving effect to the Falconbridge transactions;

(e) Loan Agreement dated April 28, 2005 between Sherwood and Quest, together with related security documents, giving effect to the Quest Facility; and

(f) Letter Agreement dated March 24, 2005 between Sherwood and Miramar described under "General Development of the Business - Three Year History".

A copy of each of the foregoing agreements is available for inspection at Sherwood's head office in Vancouver, British Columbia prior to the Expiry Time and for a period of 30 days thereafter.

Experts

Certain legal matters in connection with the Offer are being reviewed, on behalf of Sherwood by Davis & Company, Calgary, Alberta.

The partners and professional staff of Staley, Okada & Partners, Chartered Accountants, do not own any shares of Sherwood. None of Davis & Company or Staley, Okada & Partners, Chartered Accountants, or any director, officer, employee or partner thereof received or will receive a direct or indirect interest in the property of Sherwood or of any associate or affiliate of Sherwood in consideration of their services to Sherwood. As at the date hereof, each of the aforementioned companies and partnerships, and all directors, officers, employees and partners thereof, beneficially own, respectively, directly or indirectly, less than 1% of the securities of Sherwood and its associates and affiliates. Roy Hudson, a partner of Davis & Company, is a director of Sherwood. No other director, officer, partner or employee of any of the aforementioned companies and partnerships is currently expected to be elected, appointed or employed as a director, officer or employee of Sherwood or of any associates or affiliates of Sherwood.

INFORMATION CONCERNING MINTO EXPLORATIONS LTD.

Minto was incorporated under the laws of the Province of British Columbia on April 20, 1993 under the provisions of the *Company* Act (British Columbia) and was transitioned to the *Business Corporations Act* (British Columbia) on July 6, 2004. Minto's principal office is located at 1402 - 543 Granville Street, Vancouver, British Columbia, V6C 1X8 and Minto's registered office is located at 1200 - 750 West Pender Street, Vancouver, British Columbia, V6C 2T8.

General

Minto is a junior exploration company focused on the acquisition, exploration and development of mineral projects. Disclosure documents of Minto are available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com.

Description of Share Capital

Minto's share capital currently consists of an unlimited number of Minto Shares. As of the date hereof, 5,912,501 Minto Shares were outstanding. Minto had no options or other rights to acquire Minto Shares outstanding as of the date hereof.

Dividend Record and Policy

Based on information provided by Minto no dividends have been paid on the shares since incorporation and it is not expected that dividends will be paid on the Minto Shares in the foreseeable future.

Price Range and Trading Volume of Minto Shares

The Minto Shares are listed and posted for trading on TSXV under the trading symbol "MXO". The following table sets forth the high and low trading prices and the volume of Minto Shares traded as reported on the TSXV for the periods indicated:

		Price Range		
		High ($)	**Low ($)**	**Trading Volume**
2003	**First Quarter**	0.30	0.20	126,500
	Second Quarter	N/A	N/A	0
	Third Quarter	0.65	0.20	64,500
	Fourth Quarter	0.55	0.33	82,000
2004	**First Quarter**	0.70	0.415	260,000
	Second Quarter	0.85	0.45	300,200
	Third Quarter	0.95	0.385	96,500
	Fourth Quarter	1.20	0.51	164,900
2005	**January**	0.55	0.46	37,500
	February	0.55	0.43	52,648
	March	0.70	0.46	38,500
	April (as of April 27)	0.75	0.70	71,500

On March 24, 2005, the last day on which Minto Shares traded prior to the public announcement by Sherwood and Minto of the Offer, the closing price of the Minto Shares on the TSXV was $0.54.

Financial Statements

The financial statements of Minto and related management's discussion and analysis for the year ended December 31, 2004 may be found on SEDAR at www.sedar.com.

SOURCE OF FUNDS

Sherwood estimates that if the maximum amount of cash available is paid to acquire the Minto Shares under the Offer, the total cash amount required to complete the Offer, the ASARCO Transactions and the Falconbridge Transactions, and to pay Sherwood's related fees and expenses will aggregate approximately $5,600,000. The related fees and expenses payable by Sherwood include the fees payable by Sherwood to its financial advisors, legal counsel, auditors, independent engineers, the Depositary and printing and mailing costs and miscellaneous matters.

Sherwood has sufficient funds available to it to fully satisfy its obligations under the Offer through the Quest Facility. Any funds drawn down under the Quest Facility would be repaid with the proceeds of future equity and/or financing. The payment of amounts drawn down under the Quest Facility is due on October 31, 2005.

EFFECT OF THE OFFER ON MARKET AND LISTING

The purchase of the Minto Shares by Sherwood pursuant to the Offer will reduce the number of Shareholders, and, depending on the number of Shareholders depositing and the number of Minto Shares purchased under the Offer, could adversely affect the liquidity and market value of the remaining Minto Shares held by Shareholders other than Sherwood. After the purchase of Minto Shares under the Offer, Minto may cease to be subject to the financial reporting and proxy solicitation requirements of the BCBCA and the securities laws of certain provinces of Canada.

The rules and regulations of the TSXV establish certain criteria which, if not met, could lead to the delisting of the Minto Shares from such exchange. Among such criteria are the number of holders of Minto Shares, the number of Minto Shares publicly held and the aggregate market value of the Minto Shares publicly held. Depending on the number of Minto Shares purchased pursuant to the Offer, it is possible that the Minto Shares would fail to meet the criteria for continued listing on the TSXV. If this were to happen, the Minto Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Minto Shares. It is the intention of Sherwood to apply to delist the Minto Shares from the TSXV as soon as practicable after completion of the Offer, any compulsory acquisition or any Second Stage Transaction.

If the Minto Shares are delisted, it is possible that such shares would be traded in the over-the-counter market and that price quotations for those shares would be reported through the Canadian over-the-counter automated trading system. The extent of the public market for the shares and the availability of such quotations would, however, depend upon the number of Shareholders remaining at such time, the interest in maintaining a market in such shares on the part of brokerage houses and other factors.

ACQUISITION OF MINTO SHARES NOT DEPOSITED

General

The purpose of the Offer is to enable Sherwood to acquire all of the outstanding Minto Shares. If Sherwood takes up and pays for Minto Shares under the Offer, Sherwood intends to utilize the compulsory acquisition provisions of the BCBCA, if available, to acquire the remaining Minto Shares or, if necessary, to acquire such remaining Minto Shares pursuant to a Second Stage Transaction, as discussed below.

Compulsory Acquisition

If, within 4 months after the date of the Offer, the Offer is accepted by the holders of not less than 90% of the Minto Shares (calculated on a diluted basis) other than Minto Shares held at the date of the Offer by, or by a nominee for, Sherwood or its affiliates (as defined in the BCBCA), and Sherwood acquires such deposited Minto Shares, then Sherwood is entitled to acquire, pursuant to the provisions of Division 6 of Part 9 of the BCBCA, the remainder of the Minto Shares held by each Shareholder who did not accept the Offer (a "Dissenting Offeree"), on the same terms, including price, as the Minto Shares that were acquired under the Offer (a "compulsory acquisition").

To exercise this statutory right, Sherwood must give written notice (the "Sherwood's Notice") to the Dissenting Offerees of such proposed acquisition within 5 months after making the Offer. No earlier than 2 months after the date of Sherwood's Notice, Sherwood must pay or transfer to Minto the amount of money or other consideration Sherwood would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. Within 2 months after the date of Sherwood's Notice, each Dissenting Offeree may apply to the Supreme Court of British Columbia to set the price and terms of payment. If a Dissenting Offeree fails to apply to the Supreme Court of British Columbia within the applicable 2-month period, Sherwood is entitled and bound to acquire the Minto Shares held by the Dissenting Offeree on the same terms (including price) as Sherwood acquired the Minto Shares under the Offer. Any judicial determination of the price of the Minto Shares could be more or less than the value of the consideration payable pursuant to the Offer.

If Sherwood has not, within one month after becoming entitled to, sent Sherwood's Notice, then Sherwood must send a written notice to the Dissenting Offerees stating that, within 3 months after receiving the notice, the Dissenting Offeree may require Sherwood to acquire the Minto Shares of that Dissenting Offeree on the same terms (including price) as Sherwood acquired the Minto Shares under the Offer.

The foregoing is only a summary of the right of compulsory acquisition which may become available to Sherwood. The summary is not intended to be complete and is qualified in its entirety by the provisions of Division 6 of Part 9 of the BCBCA. Holders of Minto Shares should refer to Division 6 of Part 9 of the BCBCA for the full text of the relevant statutory provisions, and those who wish to be better informed about those provisions should consult their own legal advisors. Division 6 of Part 9 of the BCBCA is complex and requires strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Second Stage Transaction

If Sherwood takes up and pays for Minto Shares validly deposited under the Offer and the foregoing statutory right of compulsory acquisition is not available, or Sherwood elects not to pursue such right, Sherwood currently intends to pursue other means of acquiring, directly or indirectly, the remainder of the Minto Shares not acquired by Sherwood pursuant to the Offer, in accordance with applicable law, including by way of a Second Stage Transaction. The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Minto Shares acquired pursuant to the Offer.

OSC Rule 61-501 and Policy Q-27, if applicable to these transactions, may deem certain types of Second Stage Transactions to be "business combinations" in the case of OSC Rule 61-501 or "going private transactions" in the case of Policy Q-27. OSC Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or a going private transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and provide to the holders of the affected securities a summary of such valuation. If Sherwood decides to effect a business combination or going private transaction, Sherwood may be required to satisfy the conditions set forth in OSC Rule 61-501 and Policy Q-27 (including the requirement that the transaction be completed within 120 days of the expiry of the Offer) in order to rely on an available exemption(s) (or, if such exemption(s) is not available, to seek waivers if required pursuant to OSC Rule 61-501 and Policy Q-27 exempting Minto and Sherwood or one or more of its affiliates, as appropriate) from the valuation requirements of OSC Rule 61-501 and Policy Q-27.

Depending on the nature and terms of the Second Stage Transaction, the provisions of the BCBCA may require the approval of at least 66 2/3% of the votes cast by holders of the outstanding Minto Shares at a meeting duly called and held for the purpose of approving the Second Stage Transaction. OSC Rule 61-501 and Policy Q-27, if applicable, would also require that, in addition to any other required security holder approval, in order to complete a business combination, going private transaction or related party transaction, as the case may be, the approval of a simple majority of the votes cast by "minority" shareholders of the affected securities must be obtained. If, however, following the Offer, Sherwood and its affiliates are the registered holders of 90% or more of the Minto Shares at the time the Second Stage Transaction is agreed to, the requirement for minority approval would not apply to the transaction if an appraisal remedy under the BCBCA or substantially equivalent enforceable right is made available to minority shareholders that is described in the disclosure document for the Second Stage Transaction.

In relation to the Offer and any business combination or going private transaction, as the case may be, the "minority" shareholders will be, unless an exemption is available or discretionary relief is granted by applicable securities regulatory authorities, all Shareholders other than Sherwood, an interested party, a related party of an interested party or a joint actor with either of the foregoing in respect of the transaction, as such terms are defined in OSC Rule 61-501 and Policy Q-27. However, OSC Rule 61-501 and Policy Q-27 also provide that Sherwood may treat Minto Shares acquired pursuant to the Offer as "minority" shares and to vote them, or to consider them voted, in favour of such business combination or going private transaction if, among other things, the consideration per security in the business combination or going private transaction is at least equal in value to and in the same form as the consideration paid under the Offer. Sherwood currently intends that the consideration offered under any Second Stage Transaction proposed by it would be identical to the consideration offered under the Offer and, to the extent permitted under OSC Rule 61-501 and Policy 12-27, Sherwood intends to cause Minto Shares acquired under the Offer to be voted in favour of any such transaction and, to be counted as part of any minority approval required in connection with any such transaction.

Pursuant to OSC Rule 61-501, votes attached to Minto Shares held by Shareholders that receive a "collateral benefit" (as defined in OSC Rule 61-501) may not be included by Sherwood as votes in favour of a Second Stage Transaction in determining whether minority approval has been obtained, unless an exemption order is obtained. A collateral benefit for this purpose includes any benefit a related party of Minto is entitled to receive as a consequence of the Offer including, without limitation, a lump sum payment or a payment for surrendering securities. As a result, Minto Shares held by directors and senior officers and other related parties of Minto that have "change of control" agreements pursuant to which they will receive payments on the change of control occurring as a result of the Offer may be deemed to have received a collateral benefit for this purpose and any Minto Shares of such related parties taken up by Sherwood pursuant to the Offer may not be included in determining whether minority approval has been obtained for a Second Stage Transaction, unless an exemption order is obtained.

Any such Second Stage Transaction may also result in Shareholders having the right to dissent in respect thereof and demand payment of the fair value of their Minto Shares. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Shareholder for its Minto Shares. The fair value so determined could be more or less than the amount paid per Minto Share pursuant to such transaction or pursuant to the Offer.

The details of any such Second Stage Transaction, including the timing of its implementation and the consideration to be received by the minority holders of Minto Shares, would necessarily be subject to a number of considerations, including the number of Minto Shares acquired pursuant to the Offer. It is presently anticipated that any Second Stage Transaction carried out by Sherwood will likely be by way of an amalgamation or a statutory arrangement.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Second Stage Transaction.

The tax consequences to a Shareholder of a Second Stage Transaction may differ from the tax consequences to such Shareholder in accepting the Offer. See "Canadian Federal Income Tax Considerations" in the Circular.

While the foregoing reflects the present intention of Sherwood, there can be no assurance that any transaction of the foregoing nature or other transactions will be proposed by Sherwood or consummated or, if proposed, as to whether the terms thereof will be less favourable or more favourable to persons then holding Minto Shares than the terms of the Offer.

Judicial Developments

Certain judicial decisions may be considered relevant to any business combination or related party transaction that may be proposed or effected subsequent to the expiry of the Offer. Canadian courts have, in a few instances prior to the adoption of OSC Rule 61-501 and Policy Q-27, granted preliminary injunctions to prohibit transactions involving certain business combinations. Sherwood has been advised that the current trend in both legislation and Canadian jurisprudence is toward permitting business combination and related party transactions to proceed, subject to evidence of procedural and substantive fairness in the treatment of minority shareholders. Shareholders should consult their legal advisors for a determination of their legal rights.

Other Alternatives

If Sherwood proposes a Second Stage Transaction but cannot promptly obtain any required approval, or otherwise does not complete a Second Stage Transaction, Sherwood will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Minto Shares in the open market, in privately negotiated transactions, in another takeover bid or exchange offer or otherwise, or taking no further action to acquire additional Minto Shares. Any additional purchase of Minto Shares could be at a price greater than, equal to or less than the price to be paid for the Minto Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, Sherwood may sell or otherwise dispose of any or all Minto Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at a price then determined by Sherwood, which may vary from the price paid for Minto Shares under the Offer.

DEPOSITARY

Sherwood has engaged Computershare Investor Services Inc. as the Depositary for the receipt of certificates in respect of Minto Shares and Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer. The duties of the Depositary also include assisting in making settlement under the Offer. The Depositary will receive reasonable and customary compensation from Sherwood for its services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

No brokerage fees or commissions will be payable by any Shareholder who deposits Minto Shares directly with the Depositary to accept the Offer. Shareholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the Minto Shares with the Depositary.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Davis & Company, counsel to Sherwood, the following is a summary of the principal income tax considerations under the Tax Act generally applicable to certain Shareholders who dispose of their Minto Shares pursuant to the Offer (or pursuant to certain transactions described in the circular under the heading "Acquisition of Minto Shares Not Deposited"), who, for purposes of the Tax Act and at all relevant times, deal at arm's length with and are not affiliated with Sherwood or Minto, and who hold their Minto Shares and will hold any Sherwood Shares as capital property. Portions of this summary apply only to Shareholders who will not, either alone or together with other persons with whom they do not deal at arm's length, either control Sherwood immediately following the completion of the Offer or beneficially own shares of Sherwood which have a fair market value in excess of 50% of the fair market value of all outstanding shares of Sherwood immediately following the completion of the Offer. This summary does not apply to certain financial institutions (as defined in the Tax Act) that are subject to the "mark-to-market" rules contained in the Tax Act, or to a holder of Minto Shares or Sherwood Shares an interest in which would be a "tax shelter investment" as defined in section 143.2 of the Tax Act.

Shares in the capital of a corporation will generally be considered to be capital property of a Shareholder unless the Shareholder holds the shares in the course of carrying on a business of trading or dealing in securities or otherwise as part of a business of buying and selling securities or the Shareholder acquired the shares in an adventure in the nature of trade. Certain Shareholders whose Minto Shares might not otherwise be considered to be capital property may be entitled to have such shares deemed to be capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Shareholders should consult their own tax advisors as to whether they hold their Minto Shares and will hold any Sherwood Shares as capital property for purposes of the Tax Act.

This summary is based on the current provisions of the Tax Act and the Regulations thereunder (the "Tax Regulations") in force as of the date hereof, the current published administrative policies of the Canada Revenue Agency (the "CRA") and all specific proposals (the "Tax Proposals") to amend the Tax Act and the Tax Regulations publicly announced by the Minister of Finance of Canada prior to the date hereof. This opinion is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial decision or action, and does not take into account provincial, territorial or foreign tax consequences which may differ significantly from those discussed herein. With respect to the Tax Proposals, no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

This discussion is not intended to be, and should not be construed to be, legal or tax advice to any particular Shareholder. Accordingly, Shareholders, and particularly those to whom this discussion is not applicable (such as Shareholders who do not hold their Minto Shares as capital property), should consult with their own tax advisors for advice with respect to the tax consequences to them having regard to their own particular circumstances.

Shareholders Resident in Canada

This part of the summary is applicable to Shareholders who, for purposes of the Tax Act and any applicable income tax treaty, and at all relevant times, are resident in Canada.

Allocation of Consideration

Pursuant to the terms of the Offer, each Shareholder will receive, at the election of the Shareholder, the Cash Alternative, the Share Alternative or the Combination Alternative in exchange for their Minto Shares.

In circumstances where a Shareholder receives the Combination Alternative and does not make a tax election under subsections 85(1) or 85(2) of the Tax Act as described below, the Shareholder will be considered under the terms of the Offer to have disposed of the Minto Shares for the Share Alternative.

Holders Receiving the Share Alternative

Unless a Shareholder chooses to recognize a capital gain or capital loss on the exchange of the holder's Minto Shares for Sherwood Units as described in the immediately subsequent paragraph, the Shareholder will be deemed to have disposed of the Minto Shares for proceeds of disposition equal to the Shareholder's adjusted cost base thereof immediately before the exchange, and to have acquired the Sherwood Shares at a cost equal to that adjusted cost base, subject to the cost-averaging rules in the Tax Act applicable to Shareholders which hold other Sherwood Shares as capital property. Since, in the opinion of management of Sherwood, there is no value attributable to the participation right attached to the Preferred Shares, and no portion of the Shareholder's adjusted cost base is allocated to the Preferred Shares, no amount will be allocated to the stated capital in respect of the issue of the Preferred Shares.

A Shareholder may choose to recognize all or a portion of a capital gain (or capital loss) on the exchange of Minto Shares for Sherwood Units by including the capital gain (or capital loss) in the Shareholder's tax return for the Shareholder's taxation year in which the exchange occurs. In those circumstances, the Shareholder will realize a capital gain (or capital loss) equal to the amount by which the fair market value of the Sherwood Units received on the exchange exceeds (or is exceeded by) the total adjusted cost base of the Minto Shares and any reasonable costs associated with the disposition, and will acquire the Sherwood Units at an adjusted cost base equal to the fair market value of the Sherwood Units.

Generally, a Shareholder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income and will be required to apply one-half of the amount of any capital loss (an "allowable capital loss") to reduce taxable capital gains realized by the Shareholder, in either case, in the year of disposition. Any allowable capital loss in excess of such taxable capital gains may be applied to reduce capital gains in the three immediately preceding and an indefinite number of subsequent taxation years to the extent and under the circumstances described in the Tax Act. In the case of a Shareholder that is a corporation, the amount of any capital loss resulting from the disposition of Minto Shares may be reduced by the amount of dividends previously received to the extent and under the circumstances prescribed in the Tax Act. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

A corporate Shareholder that is throughout the relevant taxation year a "Canadian-controlled private corporation" may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6 2/3% determined by reference to its aggregate investment income for the year, which is defined to include an amount in respect of taxable capital gains.

Capital gains realized by individuals or trusts, other than certain specified trusts, may be subject to alternative minimum tax. The Tax Act provides that the tax payable by individuals and such trusts is the greater of the tax otherwise determined and an alternative minimum tax.

Holders Receiving the Cash Alternative

Shareholders who receive only the Cash Alternative will realize a capital gain or sustain a capital loss to the extent that the cash received exceeds, or is exceeded by, the aggregate of the adjusted cost base of the Minto Shares which are disposed of and any reasonable costs of making the disposition. As noted above, no value is attributable to the Preferred Shares issued as part of the Cash Alternative.

Generally, a Shareholder will be required to include one-half of the amount of any capital gain (a "taxable capital gain") in income and will be required to apply one-half of the amount of any capital loss (an "allowable capital loss") to reduce taxable capital gains realized by the Shareholder, in either case, in the year of disposition. Any allowable capital loss in excess of such taxable capital gains may be applied to reduce capital gains in the three immediately preceding and an indefinite number of subsequent taxation years to the extent and under the circumstances described in the Tax Act. In the case of a Shareholder that is a corporation, the amount of any capital loss resulting from the disposition of Minto Shares may be reduced by the amount of dividends previously received to the extent and under the circumstances prescribed in the Tax Act. Analogous rules apply to a partnership or trust of which a corporation, trust or partnership is a member or beneficiary.

Capital gains realized by individuals and certain trusts may give rise to alternative minimum tax under the Tax Act.

The Tax Act generally imposes a refundable tax of 6 2/3% on investment income earned by a Canadian-controlled private corporation (other than dividends deductible in computing the corporation's taxable income). For this purpose, investment income includes taxable capital gains.

Holders Receiving the Combination Alternative

Shareholders who choose to receive the Combination Alternative in exchange for their Minto Shares will dispose of that number of their Minto Share designated for the Cash Alternative and the Share Alternative. If no designation is made, as between the Cash Alternative and the Share Alternative, the Shareholder will be deemed, under the terms of the Offer, to have disposed of the Minto Shares under the Share Alternative. Except where they make an election under subsection 85(1) or subsection 85(2) of the Tax Act, such Shareholders will recognize a capital gain or capital loss with respect to the share for share portion in the manner described under "Holders Receiving the Share Alternative" and with respect to the share for cash portion in the manner described under "Holders Receiving the Cash Alternative".

Generally speaking, however, Shareholders may elect, jointly with Sherwood, under subsection 85(1) or subsection 85(2) of the Tax Act that their proceeds of disposition of their Minto Shares be an amount which is not less than the greater of:

(a) the amount of cash received; or

(b) the lesser of the adjusted cost base or the fair market value of their Minto Shares disposed of.

Consequently, no gain need be recognized by such disposing holders of Minto Shares unless the adjusted cost base of their Minto Shares is less than the amount of the cash received. The tax cost of the Sherwood Shares acquired in such circumstances will be the extent, if any, that the elected proceeds of disposition to the former holder of the Minto Shares exceeds the amount of cash received.

Sherwood has agreed that it will jointly elect with any Shareholder under subsections 85(1) or 85(2), as applicable, of the Tax Act. A capital gain (or capital loss) will therefore be realized only to the extent that the elected amount net of any reasonable costs associated with the disposition, exceeds the adjusted cost base of the Shareholder's Minto Shares. Shareholders who wish to make an election under subsection 85(1) or subsection 85(2) of the Tax Act must obtain a current version of the form prescribed at law for the purpose. A joint election under subsection 85(1) may be made by a Shareholder except a partnership, and a joint election under subsection 85(2) may be made by a Shareholder that is a partnership. It will be the responsibility of each Shareholder who wishes to make such a joint election to (i) complete all portions of the election form which are applicable, including the number and the adjusted cost base of all the holder's Minto Shares and the elected amount, (ii) sign the forms where required, (iii) forward the signed forms to Sherwood Mining Corporation, Suite 860, 625 Howe Street, Vancouver, British Columbia, V6V 2T6, Attention: D. Bruce McLeod, Chief Executive Officer, within 90 days following the Expiry Date, and (iv) after the forms have been signed by Sherwood and returned to the Shareholder, file the forms with the CRA within the time permitted under the Tax Act. The deadline for filing an election under subsection 85(1) or 85(2) is the earlier of (i) June 30, 2006 and (ii) the day on or before that date upon which the Shareholder is required to file a

Canadian federal income tax return for the holder's taxation year in which the disposition occurs. **Shareholders should consult their own tax advisors to determine whether any separate election forms must be filed with any relevant provincial or territorial taxing authority.**

Each Shareholder who wishes to make an election under subsection 85(1) or subsection 85(2) of the Tax Act, or under any provincial legislation, should submit the necessary forms to Sherwood as soon as possible and, in any event, within 90 days following the Expiry Date. Sherwood will not be liable for any late filing penalties or other loss resulting from the late filing of an election form received by Sherwood or from the invalidation of any election form. Sherwood takes no responsibility whatsoever for the preparation or validity of the applicable election form.

Proceeds of Preferred Shares

Since no value is attributable in respect of the issue of the Preferred Shares, Sherwood will not allocate any amount to the stated or paid-up capital in respect of the issue of the Preferred Shares. If no Additional Consideration is received by Sherwood, on redemption by Sherwood of the Preferred Shares, no amount would be received by the holders of the Preferred Shares on the redemption. There would be no tax consequence to the holder upon the redemption by Sherwood of the Preferred Shares as no proceeds are received.

If the Additional Consideration is received by Sherwood and the holder of the Preferred Shares exercises the retraction right and receives an amount as proceeds of redemption of the Preferred Shares, the entire amount of the redemption proceeds of the Preferred Shares will be deemed for tax purposes to be a payment by Sherwood of a taxable dividend and deemed to be received by the holder of the Preferred Shares redeemed as a taxable dividend. Amounts received by individual holders of Preferred Shares as a deemed dividend, will be subject to the gross-up and dividend tax rules normally applicable to taxable dividends paid by a taxable Canadian corporation. A holder of Preferred Shares that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay the $33^1/_3$ % refundable tax under Part IV of the Tax Act on dividends deemed to be received as part of the proceeds of redemption of the Preferred Shares to the extent that such dividends are deductible in computing the corporation's taxable income.

Acquisition of Minto Shares Not Deposited

Compulsory Acquisition

As outlined in the Circular under the heading "Acquisition of Minto Shares Not Deposited", Sherwood may, in certain circumstances, acquire Minto Shares not deposited under the Offer pursuant to a compulsory acquisition or pursuant to the exercise of dissent rights on such an acquisition. A Shareholder whose Minto Shares are so acquired by Sherwood will realize a capital gain (or a capital loss) generally calculated in the same manner, and subject to the same tax treatment, as described above with respect to a disposition of Minto Shares under the Offer. Where a Shareholder's Minto Shares are disposed of pursuant to the exercise of dissent rights, the proceeds of disposition in respect of the disposition of the Shareholder's Minto Shares will be determined exclusive of any interest that is awarded by a court.

Second Stage Transaction

If Sherwood is unable to make a compulsory acquisition, Sherwood may propose a Second Stage Transaction as outlined in the Circular. The tax consequences of such a transaction to a Shareholder will depend upon the exact manner in which the transaction is carried out and may be substantially the same as, or materially different from, that described herein for Shareholders who dispose of their Minto Shares pursuant to the Offer and until the exact nature of the Second Stage Transaction is determined, Sherwood cannot reasonably foresee the tax consequences arising therefrom.

A Second Stage Transaction could be implemented by means of an amalgamation of Minto with Sherwood or an affiliate of Sherwood pursuant to which Shareholders who have not tendered their Minto Shares to the Offer would have their Minto Shares exchanged on the amalgamation for common shares and redeemable preference shares of the amalgamated corporation ("Redeemable Shares"). The Redeemable Shares would then be immediately redeemed for cash. Such a Shareholder generally would not realize a capital gain or capital loss as a result of such exchange, and the cost of the shares received would generally be the aggregate adjusted cost base of the Minto Shares to the Shareholder immediately before the amalgamation. Upon the redemption of the Redeemable Shares, the holder thereof would generally be deemed to have received a dividend (subject to the potential application of subsection 55(2) of the Tax Act to holders of such Redeemable Shares that are corporations as discussed below) equal to the amount by which the redemption price of the Redeemable Shares exceeds their paid up capital for purposes of the Tax Act. The difference between the redemption price and the amount of the deemed dividend would be treated as proceeds of disposition of such Redeemable Shares for purposes of computing any capital gain or capital loss arising on the redemption. Subject to the potential application of subsection 55(2) discussed below, dividends deemed to be received by a corporation as a result of the redemption of the Redeemable Shares will be included in computing its net income, but normally will also be deductible in computing its taxable income.

Subsection 55(2) of the Tax Act provides that where a corporate Shareholder is deemed to receive a dividend under certain circumstances including those described above, all or part of the deemed dividend may be treated as proceeds of disposition of the Redeemable Shares for the purpose of computing the holder's capital gain or capital loss on the redemption of such Redeemable Shares. Accordingly, corporate Shareholders should consult their tax advisors for specific advice with respect to the potential application of this provision. A Shareholder that is a "private corporation" or a "subject corporation" (as such terms are defined in the Tax Act) may be liable to pay the 33 1/3 % refundable tax under Part IV of the Tax Act on dividends deemed to be received on the Redeemable Shares to the extent that such dividends are deductible in computing the corporation's taxable income.

In the case of a Shareholder who is an individual, dividends deemed to be received as a result of the redemption of the Redeemable Shares will be included in computing the Shareholder's income, and will generally be subject to the gross up and dividend tax credit rules normally applicable to taxable dividends paid by a taxable Canadian corporation.

Alternatively, a Second Stage Transaction could be implemented under a plan of arrangement under the BCBCA whereby an affected Shareholder would receive cash, cash and Sherwood Shares or Sherwood Shares under conditions which are the same or are substantially similar to those set out in the Offer. If so, the tax consequences to an affected Shareholder would be the same as those described under the headings "Holders Receiving only Share Consideration", "Holders Receiving only Cash Consideration" and "Holders Receiving Cash and Share Consideration" above.

With respect to Shareholders who validly exercise rights of dissent on a Second Stage Transaction, the Tax Act generally provides that Shareholders who are ultimately entitled to receive payment from Minto equal to the fair market value of their Minto Shares will, on receipt thereof and except to the extent payment includes court-awarded interest, be deemed to have received proceeds of disposition equal to the lesser of the paid-up capital of their Minto Shares and the amount paid. Such Shareholders will recognize a capital gain (or capital loss) equal to the amount by which such proceeds exceed (or are exceeded by) their adjusted cost base of the Minto Shares plus reasonable costs of disposition. The extent to which the amount paid to a dissenting Shareholder exceeds the paid-up capital of the Minto Shares which are subject to the dissent will technically be deemed to be a dividend paid by a taxable Canadian corporation. This deemed dividend will be subject to the ordinary tax rules governing dividends, including the gross-up and dividend tax credit applicable to individuals and the tax under Part IV of the Tax Act applicable to private and certain other corporations. However, under the current administrative practice of the CRA, Shareholders who validly exercise their right of dissent in respect of an amalgamation should be considered to have disposed of their Minto Shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting Shareholder therefor, other than interest awarded by the court (if any). Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting Shareholder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting Shareholders should consult with their own tax advisors in this regard.

To the extent that any Second Stage Transaction is proposed by Sherwood, Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Minto Shares acquired pursuant to such transaction.

Shareholders Not Resident in Canada

This part of the summary is applicable to Shareholders who, at all relevant times, have not been and are neither resident nor deemed to be resident in Canada for the purposes of the Tax Act and any applicable income tax treaty (a "Non-Resident Shareholder"). This summary is not applicable to Non-Resident Shareholders who are non-resident insurers carrying on an insurance business in Canada and elsewhere. Any such Shareholder should consult its own tax advisor with respect to the exchange of Minto Shares for Sherwood Shares.

Non-Resident Shareholders Accepting the Offer

Non-Resident Shareholders who hold Minto Shares that are not "taxable Canadian property" within the meaning of the Tax Act will not be subject to Canadian income tax upon the disposition of their Minto Shares under the Offer. Generally, Minto Shares will not be taxable Canadian property of a Non-Resident Shareholder at a particular time provided that at that time: (i) the Minto Shares are listed on a prescribed stock exchange; (ii) the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder did not deal at arm's length, or the Non-Resident Shareholder together with all such persons, did not, at any time during the sixty (60) month period immediately preceding that time, own 25% or more of the shares of any class or series of Minto; (iii) the Minto Shares were not acquired in a tax-deferred transaction pursuant to which the Minto Shares were deemed under a provision of the Tax Act to be taxable Canadian property of the Non-Resident Shareholder; and (iv) the Non-Resident Shareholder has not elected to have such Minto Shares treated as taxable Canadian property.

If Minto Shares are or are deemed to be taxable Canadian property of a Non-Resident Shareholder, the income tax consequences of a disposition of such Minto Shares by the Non-Resident Shareholder will generally be the same as those described above under "Shareholders Resident in Canada", subject to the terms of any applicable income tax treaty. Non-Resident Shareholders whose Minto Shares are or may be taxable Canadian property to them are urged to consult with their own tax advisors with respect to the Canadian federal tax consequences to them of disposing Minto Shares.

Acquisition of Minto Shares Not Deposited

As outlined in the Circular, Sherwood may, in certain circumstances, acquire Minto Shares not deposited under the Offer pursuant to a compulsory acquisition or pursuant to the exercise of dissent rights on such an acquisition. If Sherwood is unable to use a compulsory acquisition, Sherwood may propose a Second Stage Transaction as outlined in the Circular. The tax consequences to a Non-Resident Shareholder disposing of Minto Shares under a compulsory acquisition, a Second Stage Transaction or pursuant to the exercise of dissent rights in connection therewith will generally be as described above. Where a Non-Resident Shareholder's Minto Shares are acquired pursuant to the exercise of a dissent right, it is possible that the Non-Resident Shareholder will be awarded interest by a court. Interest paid, deemed to be paid or otherwise credited to a Non-Resident Shareholder as a result of such an award, or dividends deemed to be paid to such a Shareholder by Minto on the redemption of the Redeemable Shares or as a result of the exercise of dissent rights, will be subject to non-resident withholding tax under the Tax Act at the rate of 25%, although such rate may be reduced under the provisions of an applicable income tax treaty.

The tax consequences of a Second Stage Transaction to a Shareholder will depend upon the exact manner in which the transaction is carried out and may be substantially the same as or materially different from that described herein and until the exact nature of the Second Stage Transaction is determined, Sherwood cannot reasonably foresee the tax consequences arising therefrom.

If the Second Stage Transaction is implemented by means of an amalgamation of Minto with Sherwood or an affiliate of Sherwood as described above under the heading "Shareholders Resident in Canada – Acquisition of Minto Shares not Deposited", the treatment of the amalgamation and the calculation of the deemed dividend and the capital gain or loss arising on the redemption of the Redeemable Shares will generally be as described under such heading except that subsection 55(2) of the Tax Act will not apply. Dividends paid or deemed to be paid to a non-resident will be subject to Canadian withholding tax at a rate of 25%. Such rate may be reduced under the provisions of an applicable income tax treaty to which Canada is a party. Under the Canada-United States Income Tax Convention (1980), the rate of Canadian withholding tax is generally reduced to 15% in respect of dividends paid to a person who is the beneficial owner thereof and who is a resident of the United States for purposes of that tax treaty.

To the extent that any Second Stage Transaction is proposed by Sherwood, Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Minto Shares acquired pursuant to such transaction.

OWNERSHIP OF SHARES OF MINTO

Neither Sherwood, nor any director or officer of Sherwood, beneficially owns, directly or indirectly, or controls or exercises direction over, or has the right to acquire, any securities of Minto, except pursuant to the Pre-Tender Agreements and except as set forth below. To the knowledge of the directors and senior officers of Sherwood, no securities of Minto are owned by, directly or indirectly, nor is control or direction over any securities of Minto exercised by, any associate or affiliate of Sherwood, by any associate of any director or officer of Sherwood, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Sherwood or by any person or company acting jointly or in concert with Sherwood, except as set forth below.

Name	Number and Percentage of Minto Shares Held
ASARCO	3,397,500 (57.5%)
Bruce McLeod	19,000 (<1%)

TRADING IN SHARES OF MINTO

During the six month period preceding the date of the Offer, no securities of Minto have been traded by Sherwood other than as set forth below, or any director or officer of Sherwood or, to the knowledge of the directors and senior officers of Sherwood, after reasonable inquiry by any associate or affiliate of Sherwood, by any associate of any director or officer of Sherwood, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Sherwood or by any person or company acting jointly or in concert with Sherwood, except as set forth below.

Name	Nature of Trade	Transaction Price	Date of Trade	Number of Minto Shares
Bruce McLeod	Purchase	$0.74	April 7, 2005	4,000
	Purchase	$0.70	April 7, 2005	5,000
	Purchase	$0.70	April 12, 2005	10,000

COMMITMENTS TO ACQUIRE SHARES OF MINTO

No securities of Minto are the subject of any commitments made by Sherwood, or its directors or officers and, to the knowledge of the directors and senior officers of Sherwood, after reasonable inquiry, no securities of Minto are the subject of any commitments made by any associate or affiliate of Sherwood, by any associate of any director or officer of Sherwood, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of Sherwood or by any person or company acting jointly or in concert with Sherwood, to acquire any equity securities of Minto, except for the commitment to acquire the Minto Shares pursuant to the Offer and the commitments contained in the Pre-Acquisition Agreement and the Pre-Tender Agreements.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

Other than as provided in the Pre-Acquisition Agreement, the Pre-Tender Agreements and as otherwise described herein, there are no contracts, arrangements or agreements made or proposed to be made between Sherwood and any of the directors or officers of Minto and no payments or other benefits are proposed to be made or given by Sherwood by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

There are no contracts, arrangements or understandings, formal or informal, between Sherwood and any Shareholder with respect to the Offer or between Sherwood and any person or company with respect to any securities of Minto in relation to the Offer except for the Pre-Acquisition Agreement, the Pre-Tender Agreements, the agreement to effect the ASARCO Transactions and as described herein.

There are no business relationships between Sherwood, its associates or affiliates and Minto that are material to any of them with the exception of the Pre-Acquisition Agreement, the Pre-Tender Agreements and the agreements to effect the ASARCO Transactions and the Falconbridge Transactions.

MATERIAL CHANGES IN THE AFFAIRS OF MINTO AND OTHER INFORMATION

Sherwood has no information which indicates any material change in the affairs of Minto and Minto has represented to Sherwood that there has not been any material change in the affairs of Minto since the date of the last financial statements of Minto, being the financial statements as at and for the period ended December 31, 2004 other than the entering into of the Pre-Acquisition Agreement and the Pre-Tender Agreements.

Sherwood has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Shareholders to accept or reject the Offer.

ACCEPTANCE OF THE OFFER

Other than the Tendering Shareholder who has entered into the Pre-Tender Agreement, Sherwood has no knowledge regarding whether any Shareholders will accept the Offer.

EXPENSES OF THE OFFER

Sherwood estimates that the total amount of its fees and expenses related to the Offer will be approximately $300,000. Such fees and expenses will be paid out of Sherwood's working capital and/or the Quest Facility.

INTEREST OF EXPERTS

Certain legal matters on behalf of Sherwood will be passed upon by, and the opinions contained under "Canadian Federal Income Tax Considerations" have been provided by, Davis & Company, Calgary, Alberta, counsel to Sherwood. No person or company whose profession or business gives authority to a statement made by such person or company and who is named in this Offer and Circular as having prepared or certified a part of this Offer and Circular, or a report or valuation described in this Offer and Circular, has received or shall receive a direct or indirect interest in the property of Sherwood or of any associate or affiliate of Sherwood. As at the date hereof, the partners and associates of Davis & Company as a group beneficially own, directly or indirectly, less than 1% of the issued and outstanding Sherwood Shares and do not beneficially own, directly or indirectly, any outstanding Minto Shares.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or expected to be elected, appointed or employed as a director, officer or employee of the Corporation or of any associate or affiliate of the Corporation, except for Roy H. Hudson, a director of Sherwood, who is a partner at Davis & Company, which law firm renders legal services to Sherwood.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Shareholders with, in addition to any other rights they may have at law, rights of rescission or to damages or both, if there is misrepresentation in a circular or notice that is required to be delivered to such Shareholders. However, such rights must be exercised within prescribed time limits. Shareholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

CONSENTS

Consent of Counsel to Sherwood Mining Corporation

TO: The Board of Directors of Sherwood Mining Corporation

We hereby consent to the reference to our opinion contained under "Canadian Federal Income Tax Considerations" and the reference to our name under "Interests of Experts " in the take-over bid circular dated April 29, 2005 relating to the offer by Sherwood Mining Corporation to purchase all of the common shares of Minto Explorations Ltd.

Calgary, Alberta
April 29, 2005

(signed) *"Davis & Company"*

Consent of Auditors of Sherwood Mining Corporation

TO: The Board of Directors of Sherwood Mining Corporation

We have read the take-over bid circular (the "Circular") of Sherwood Mining Corporation (the "Company") dated April 29, 2005 relating to the offer by the Company for all of the outstanding common shares of Minto Explorations Ltd.. We have complied with Canadian generally accepted standards for an auditors' involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned Circular of our report to the director of the Company on the balance sheets of the Company as at November 30, 2004, 2003 and 2002 and the consolidated statements of operations and deficit and cash flows for the years then ended. Our report is dated February 11, 2005 except for note 9 which is dated as of April 29, 2005.

Vancouver, British Columbia
April 29, 2005

(signed) *"Staley, Okada & Partners"*
Chartered Accountants

APPROVAL AND CERTIFICATE

The contents of the Offer and the Circular have been approved and the sending, communication or delivery thereof to the Shareholders has been authorized by the board of directors of Sherwood Mining Corporation

The foregoing, together with the documents incorporated herein by reference, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

Dated at Vancouver, British Columbia, the 29th day of April, 2005.

(signed) *"D. Bruce McLeod"*
President

(signed) *"Stephen Quin"*
Chief Financial Officer and Secretary

On behalf of the Board of Directors

(signed) *"Raymond P. Antony"*
Director

(signed) *"James Crombie"*
Director

APPENDIX "A"
AUDITED FINANCIAL STATEMENTS OF SHERWOOD MINING CORPORATION

SHERWOOD MINING CORPORATION

(A Development Stage Company)

FINANCIAL STATEMENTS

NOVEMBER 30, 2004, 2003 and 2002

Canadian Funds

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

AUDITORS' REPORT

To the Shareholders of Sherwood Mining Corporation:

We have audited the balance sheets of Sherwood Mining Corporation (A Development Stage Company) as at November 30, 2004, 2003 and 2002 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2004, 2003 and 2002 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Staley, Okada & Partners"

Vancouver, B.C.
February 11, 2005 *(Except for Note 9 which is as of April 29, 2005)*

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Staley Okada & Partners is a member of MSI, a network of independent professional firms • A member of the Institute of Chartered Accountants of British Columbia
A partnership of incorporated professionals: L.M. Okada, Ltd., C.N. Chandler, Ltd., K.A. Scott, Ltd., J.M. Bhagirath, Ltd., LW.D. Vickars, Ltd., G.S. Traher, Inc., D. Larocque, Ltd

CAL Library:28566.10

Sherwood Mining Corporation Statement 1

(A Development Stage Company)

Balance Sheets

As at November 30

Canadian Funds

ASSETS	**2004**	2003	2002
Current			
Cash *(Note 6b)*	**$ 14,356**	$ 120,230	$ 446,935
GST receivable	**27,067**	-	14,974
	41,423	120,230	461,909
Resource Property Costs - *Schedule (Note 4)*	**366,799**	1,611,795	2,706,564
	$ 408,222	$ 1,732,025	$ 3,168,473

LIABILITIES			
Current			
Accounts payable and accrued liabilities	**$ 8,770**	$ 14,337	$ 89,688
Due to related parties *(Note 5a)*	**102,054**	21,455	127,798
	110,824	35,792	217,486
Continued Operations *(Note 8)*			

SHAREHOLDERS' EQUITY			
Share Capital *(Note 6)*	**7,459,554**	7,108,834	7,108,134
Deficit - *Statement 2*	**(7,162,156)**	(5,412,601)	(4,157,147)
	297,398	1,696,233	2,950,987
	$ 408,222	$ 1,732,025	$ 3,168,473

ON BEHALF OF THE BOARD:

"D. Bruce McLeod"

______________________________, Director

"Stephen Quin"

______________________________, Director

- See Accompanying Notes -

Sherwood Mining Corporation Statement 2

(A Development Stage Company)

Statements of Loss and Deficit

For the Years Ended November 30

Canadian Funds

	2004	2003	2002
General and Administrative Expenses			
Management fees	**$ 60,000**	$ 60,000	$ 60,000
Salaries and wages	**45,360**	45,360	42,000
Regulatory compliance	**15,209**	16,716	10,287
Audit and accounting fees	**11,800**	10,650	6,450
Legal fees	**9,447**	10,362	19,152
Transfer agent fees	**4,094**	3,779	5,430
Office	**3,908**	3,945	9,598
Investor relations	**800**	-	2,247
Interest and bank charges	**238**	4,972	17,127
Travel	**124**	1,541	1,701
Geological report	**-**	-	1,902
Loss From Operations	**(150,980)**	(157,325)	(175,894)
Write-off of resource property costs	**(1,602,299)**	(1,101,712)	-
Other income	**3,724**	3,583	8,097
Loss for the Year	**(1,749,555)**	(1,255,454)	(167,797)
Deficit - Beginning of year	**(5,412,601)**	(4,157,147)	(3,989,350)
Deficit - End of Year	**$ (7,162,156)**	$ (5,412,601)	$ (4,157,147)
Loss per Share - Basic and Diluted	**$ (0.07)**	$ (0.05)	$ (0.01)
Weighted Average Number of Shares	**25,980,862**	24,872,422	23,460,890

- See Accompanying Notes -

Sherwood Mining Corporation
(A Development Stage Company)

Statement 3

Statements of Cash Flows

For the Years Ended November 30

Canadian Funds

Cash Resources Provided by (Used In)	2004	2003	2002
Operating Activities			
Loss for the year	$ (1,749,555)	$ (1,255,454)	$ (167,797)
Write-off of resource property costs	1,602,299	1,101,712	-
Changes in non-cash working capital	(32,634)	(60,377)	83,990
	(179,890)	(214,119)	(83,807)
Investing Activities			
Resource property costs, *net of recovery*	(357,303)	(6,943)	(1,186,701)
B. Financing Activities			
Advances from related parties	80,599	(106,343)	86,993
Issuance of common shares and warrants, *net*	350,720	700	1,480,786
C.	431,319	(105,643)	1,567,779
Net Increase in Cash	(105,874)	(326,705)	297,271
Cash position - Beginning of year	120,230	446,935	149,664
Cash Position - End of Year	$ 14,356	$ 120,230	$ 446,935

- See Accompanying Notes -

Sherwood Mining Corporation <u>Schedule</u>

(A Development Stage Company)

Schedules of Resource Property Costs

For the Years Ended November 30

Canadian Funds

	Acquisition Costs	Deferred Exploration Costs		Total 2003	Total 2002
Direct - Mineral					
Chicago Trend Property, Nunavut					
Drilling	$ -	$ 169,240	**$ 169,240**	$ -	$ -
Mapping and sampling	-	158,479	**158,479**	-	-
Operator's fee	-	17,467	**17,467**	-	-
Geophysics	-	14,495	**14,495**	-	-
Evaluation and support	-	3,625	**3,625**	-	-
Data review and reporting	-	3,493	**3,493**	-	-
	-	366,799	**366,799**	-	-
Elu Property, Nunavut					
Geology, mapping and lithochemistry	-	-	-	-	761,237
Evaluation and support	-	-	-	5,533	130,827
Camp and other	-	-	-	2,651	69,727
Property acquisition (recovery)	-	-	-	(10,356)	-
Assessment and grouping (recovery)	-	(9,496)	**(9,496)**	15,543	18,114
	-	(9,496)	**(9,496)**	13,371	979,905
Hope Bay Diamond Project, Nunavut					
Till sampling (recovery)	-	-	-	(5,756)	148,770
Analysis (recovery)	-	-	-	(672)	32,603
Labour	-	-	-	-	13,553
Airborne survey	-	-	-	-	10,653
Camp and other	-	-	-	-	1,217
	-	-	-	(6,428)	206,796
Net Costs for the Year	-	357,303	**357,303**	6,943	1,186,701
Balance - Beginning of year	289,637	1,322,158	**1,611,795**	2,706,564	1,519,863
Write-off of exploration on properties abandoned *(Note 4)*	(289,637)	(1,312,662)	**(1,602,299)**	(1,101,712)	-
Balance - End of Year	$ -	$ 366,799	**$ 366,799**	$ 1,611,795	$ 2,706,564

- See Accompanying Notes -

CAL Library:28566.10

1. Nature of Operations

The Company is a development stage company which is engaged principally in the acquisition, exploration and development of mineral properties. The recovery of the Company's investment in resource properties and attainment of profitable operations is principally dependent upon financing being arranged by the Company to continue operations, explore and develop the mineral properties and the discovery, development and sale of ore reserves. The outcome of these matters cannot presently be determined because they are contingent on future events.

2. Significant Accounting Policies

a) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, balances with banks and brokers, short-term deposits and short-term discount notes. Cash and cash equivalents included in the cash flow statement are comprised of cash and short-term deposits on the balance sheet.

b) Mineral Exploration and Development Costs

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

Mineral exploration and development costs are capitalized on an individual prospect basis until such time as an economic ore body is defined or the prospect is abandoned. Costs for a producing prospect are amortized on a unit-of-production method based on the estimated life of the ore reserves, while those costs for the prospects abandoned are written off.

The recoverability of the amounts capitalized for the undeveloped mineral properties is dependent upon the determination of economically recoverable ore reserves, confirmation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development and future profitable production or proceeds from the disposition thereof.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mineral properties. The Company has investigated title to all of its mineral properties and, to the best of its knowledge, title to all of its properties is in good standing.

c) Share Capital

i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

2. Significant Accounting Policies - *Continued*

d) Loss per Share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

e) Income Taxes

Income taxes are accounted for using the asset and liability method. Future taxes are recognized for the tax consequences of "temporary differences" by applying enacted or substantively enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and tax basis of existing assets and liabilities. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment. In addition, the method requires the recognition of future tax benefits to the extent that realization of such benefits is more likely than not.

f) Management's Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

g) Stock-Based Compensation

The Company has adopted the new recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, which applies to all awards granted by the Company on or after December 1, 2002. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As now encouraged by CICA Handbook Section 3870, the Company has enacted, prospectively, early adoption of the fair value based method of accounting for awards issued to employees for the fiscal period beginning December 1, 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

The Company recognizes compensation expense for each grant over the vesting period.

2. Significant Accounting Policies - *Continued*

h) Flow Through Shares

Under the terms of Canadian flow-through share legislation, the tax attributes of qualifying expenditures are renounced to subscribers. To recognize the foregone tax benefits, share capital is reduced and a future income tax liability is recognized as the related expenditures are renounced, this future income tax liability is then reduced by the recognition of previously unrecorded future income tax assets on unused tax losses and deductions.

During 2004, there has been no recognition of such tax on the expenditures as they were not renounced in the fiscal year. Such expenses will be renounced in 2005.

i) Asset Retirement Obligations

Effective January 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This new section requires recognition of a legal liability for obligations relating to retirement of property, plant and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

3. Fair Value of Financial Instruments

The Company's financial instruments consist of cash and GST receivable, accounts payable and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4. Resource Property Costs

Details are as follows:

	Acquisition Costs	Deferred Exploration Costs	**2004**	2003	2002
Chicago Trend Property, Nunavut	$ -	$ 366,799	**$ 366,799**	$ -	$ -
Elu Property, Nunavut	-	-	**-**	1,611,795	2,466,305
Hope Bay Diamond Project, Nunavut	-	-	**-**	-	240,259
	$ -	$ 366,799	**$ 366,799**	$ 1,611,795	$ 2,706,564

4. Resource Property Costs - *Continued*

a) Chicago Trend Property, Nunavut

Pursuant to a letter agreement dated December 23, 2003, Miramar Mining Corp. ("Miramar"), a company that owns 38.7% of the Company's outstanding shares, granted the company an option to earn up to a 60% interest in 11 mineral claims, comprising the Chicago Trend, covering approximately 9,162 hectares in Nunavut. The Company can earn its interest by spending $3.1 million on exploration work over a period of three years, of which $350,000 is a firm commitment in the first six months. Under the terms of the agreement, as amended October 6, 2004, the Company must spend an additional $750,000 on exploration on or before June 15, 2005 to keep the option in good standing. During the current fiscal year, the Company spent $366,799 to explore the property. Once the Company has earned its interest, Miramar will have 120 days to exercise a one-time back-in to a 50% interest in the property by paying the Company $500,000, a joint venture will then be formed.

The Company will also allow Miramar to participate in all future equity financings in proportion to Miramar's ownership.

The property is subject to 2% Net Smelter Return.

b) Elu Property, Nunavut

Effective August 14, 2001, the Company acquired a 100% interest in approximately 10,100 hectares in 11 crown mineral claims on the Elu greenstone belt in Nunavut through the issuance of 10,000,000 Units of the Company recorded at the value of $950,000. Each Unit was comprised of one common share of the Company and one common share purchase warrant. Each warrant entitled the holder to purchase one common share of the Company for $0.40 until August 14, 2003. All warrants expired without exercise. An additional 35 claims covering 34,300 hectares were also acquired for the cost of staking, during fiscal 2002. During the prior fiscal year, 29 claims were abandoned, and the related acquisition and exploration costs of $867,881 were written off. During the current year, the remaining capitalized acquisition and exploration costs totalling $1,602,299 were written off in anticipation of the property being abandoned.

c) Hope Bay Diamond Project, Nunavut

By option agreement dated May 16, 2002, the Company acquired the right to earn up to a 70% interest in any diamonds found on the Hope Bay Diamond Project which consists of certain concessions and federal mineral claims and mining leases located in Nunavut. The Company incurred a total of $233,831 in cumulative exploration expenditures net of recoveries since acquisition. During the year, the Company decided not to pursue this project and terminated its option and wrote off the entire property balance.

5. Related Party Transactions

Related party transactions not disclosed elsewhere in these financial statements are as follows:

a) As at November 30, 2004, $102,054 (2003 - $21,455; 2002 - $127,798) due to related parties is unsecured, non-interest bearing and has no specific repayment terms, however, it is expected to be repaid within one year and consequently has been classified as current *(Note 5b and 5d)*.

b) Management fees of $60,000 (2003 - $60,000; 2002 - $60,000) were paid or accrued to International Northair Mines Ltd. ("Northair"), a company with a director in common, under the terms of a September 1, 2001 management and cost sharing agreement. The agreement is automatically renewed from year to year. Either party can terminate the agreement by giving three months written notice prior to the anniversary date. The Company owes Northair $74,287 (2003 - $19,022; 2002 - $9,046) for services rendered and shared costs as at November 30, 2004.

c) During the year, the Company incurred costs of $8,814 (2003 - $9,133; 2002 - $16,965) for legal fees by a legal firm with a partner who is a director of the Company. As at November 30, 2004, the Company owes $3,364 (2003 - $2,433; 2002 - 241) to this related party.

d) During the year, the Company advanced $355,120 to Miramar, a Company with significant influence, for exploration costs on the Chicago Trend property, which were incurred during the year. As at November 30, 2004, the Company owed Miramar $24,403 (2003 - $Nil; 2002 - $Nil).

e) During the fiscal year 2003, the Company was charged $22,565 (2002 - $851,675) for project costs on the Elu Property, by a company with significant influence. As at November 30, 2003, the company owes $NIL to this related party.

These transactions are in the normal course of operations and are measured at the exchange amount of consideration established and agreed to by the related parties.

6. Share Capital

Details are as follows:

	Number of Shares		Amount
Authorized:			
Unlimited number of common voting shares			
Unlimited number of preferred non-voting shares			
Issued and outstanding:			
Balance - November 30, 2001	18,763,194	$	5,627,348
Issued for cash - prospectus	6,109,228		1,745,943
Share issuance costs	-		(265,157)
Balance – November 30, 2002	24,872,422		7,108,134
Share issuance cost recovery	-		700
Balance – November 30, 2003	24,872,422		7,108,834
Private placement, February 12, 2004	1,252,572		350,720
Balance – November 30, 2004	26,124,994	$	7,459,554

6. Share Capital – *Continued*

a) Share Issuances

By prospectus dated December 7, 2001, the Company sold 6,109,228 Units comprised of 4,372,728 flow-through units (each flow-through unit is one flow-through common share and one half non flow-through warrant), at a price of $0.30 per unit, and 1,736,500 non flow-through units (each non flow-through unit is one non flow-through common share and one half non flow-through warrant), at a price of $0.25 per unit, for total gross proceeds of $1,745,943. Each whole warrant is non-transferable and entitles the holder to purchase one common share for $0.40 until March 31, 2004. The agents were paid a fee of $174,594 and were granted a non-transferable warrant to purchase up to 610,293 of the non flow-through units sold under the offering at the purchase price of $0.25 per unit. Each unit is one common share and one half warrant. Each warrant is non-transferable and entitled the holder to purchase one common share for $0.40, until March 31, 2004.

On February 12, 2004, the Company completed a non-brokered private placement of 1,252,572 units at $0.28 per unit for proceeds of $350,720. Each unit consisted of one common share and one half of one common share purchase warrant. Each whole share purchase warrant will allow the holder to purchase one additional common share of the Company at $0.40 per share until February 12, 2006. As part of this private placement, the Company issued 875,428 flow-through common shares (*Note 6b*).

A director of the Company subscribed to 71,429 units and a director of Miramar subscribed to 35,715 units.

b) Flow-Through Shares

Flow-through shares are shares issued by a company that incurs certain resource expenditures and renounces them for tax purposes allowing the expenditures to flow-through to the subscriber who purchased the shares. Subscribers may in turn claim the expenditure as a deduction on their personal or corporate tax returns.

The total amount of funds raised through the flow-through shares, on a best efforts basis, must be spent on qualified mineral exploration. The proceeds of flow-through are restricted in use for specific Canadian Exploration Expenditures ("CEE") under Canadian Income Tax Legislation.

During the current year the Company received proceeds of $245,120 from the sale of 875,428 flow-through shares in a private placement completed February 12, 2004. As at November 30, 2004, the unspent balance of funds raised through the issuance of flow-through shares is $Nil.

CAL Library:28566.10

6. Share Capital – *Continued*

c) Stock Options

Pursuant to the Company's stock option plan, directors may, from time to time, authorize the issuance of options to directors, officers, employees and consultants of the Company to a maximum of 10% of the issued and outstanding common shares at the time of grant, with a maximum of 5% of the Company's issued and outstanding shares reserved for any one person on a yearly basis.

A summary of the Company's stock options as at November 30, 2004 and the changes for the year then ended are as follows:

	Options Outstanding	Weighted Average Exercise Price
Balance - November 30, 2001	1,050,000	$ 0.25
Forfeited	(385,000)	$ 0.25
Granted	825,000	$ 0.25
Balance - November 30, 2002	1,490,000	$ 0.25
Forfeited	(45,000)	$ 0.25
Expired	(20,000)	$ 0.25
Balance - November 30, 2003 and 2004	1,425,000	$ 0.25

No options were granted during the year.

As at November 30, 2004, the following stock options are outstanding and exercisable:

	Number	Price per Share	Expiry Date
Consultants	75,000	$0.25	August 27, 2006
Insiders	450,000	$0.25	August 27, 2006
Insiders	150,000	$0.25	September 2, 2006
Consultants	350,000	$0.25	January 15, 2007
Insiders	400,000	$0.25	January 15, 2007
	1,425,000		

d) Share Purchase Warrants

As at November 30, 2004, the following share purchase warrants are outstanding:

Number	Price per Share	Expiry Date
626,286	$0.40	February 12, 2006

e) Escrow Shares

As at November 30, 2004, there are no common shares (2003 - 3,000,000; 2002 – 6,000,000) subject to escrow.

7. Income Taxes

The Company has non-capital losses of approximately $1,557,000, which can be used to reduce taxable income. These loss carry forwards expire as follows:

2005	$	127,000
2006		107,000
2007		109,000
2008		604,000
2009		242,000
2010		221,000
2014		147,000
	$	1,557,000

In addition, the Company has incurred certain resource related expenditures of approximately $1,582,000, which may be carried forward indefinitely and used to reduce prescribed taxable income in future years. The potential future tax benefits of these expenditures have not been recognized in the accounts of the Company.

8. Continued Operations

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years and has yet to produce material revenue. In addition, the Company has insufficient funds to complete the necessary expenditures on its resource properties *(Note 4)* and to fund its day-to-day operations. These facts create uncertainty surrounding the timing and capacity of the Company to meet its financial obligations.

The Company's ability to continue as a going concern is dependent upon its ability to raise additional capital by issuance of treasury shares and achieve profitable operations.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

9. Subsequent Events

Per letter agreement dated March 21, 2005, Sherwood agreed to make a takeover offer for Minto Explorations Ltd. ("Minto"). As consideration, Sherwood will offer $0.615 and one Preferred Share or 2.5 common shares of Sherwood and one Preferred Share for each existing Minto share or a combination thereof. Minto has a 100% working interest in the Minto Project, an advanced stage copper-gold project in Yukon.

If Sherwood sells the Minto Project within the later of 12 months of the closing date, and the completion of a bankable feasibility study ("Sale of Minto Project"), Sherwood agrees to distribute 50% of any sale proceeds over and above $7 million, to be allocated 42.5% to Falconbridge and 57.5% to the holders of Preferred Shares, which are retractable by Sherwood and redeemable by the holder after the Sale of Minto Project.

As part of the transaction, Asarco LLC ("Asarco") a controlling shareholder of Minto, will have approximately $680,000 debt owed by Minto repaid in full upon closing of the offer. Asarco will also transfer to Sherwood its rights to earn a 70% interest in Minto Project upon closing. In addition, Sherwood has an option to purchase Asarco's 0.375% net smelter royalty ("NSR") for $350,000, payable in cash or shares of Sherwood, at Sherwood's election, based on the trade weighted average price of Sherwood's shares for the 10 days prior to closing date.

Falconbridge Limited ("Falconbridge") has certain rights in respect to portions of the Minto Project, including the right to repurchase a portion of the project for $500,000 after March 31, 2005. Falconbridge has agreed to postpone exercising the repurchase right to June 15, 2005, and to surrender the repurchase rights in exchange for a cash payment of $2,686,000 on closing. In addition, Sherwood has the option to purchase Falconbridge's 0.75% NSR on the Minto Project for $700,000, payable in cash or shares of Sherwood, at Sherwood's election, based on the trade weighted average price of Sherwood's shares for the 10 days prior to closing date.

To be in a position to finance the offer and related transactions, Sherwood has arranged a standby credit facility of $7,000,000 with Quest Capital Corp. ("Quest"). Terms of the Quest facility include a non-refundable standby fee of 3% payable as 954,545 common shares of Sherwood, and a 10% drawdown fee payable in common shares of Sherwood priced at a 20% discount at the prior 10-day weighted average share price at the time of the drawdown and a 12% per year compounded monthly interest rate.

In order to facilitate the transaction, Miramar has purchased 1,200,000 shares at $0.25 for proceeds of $300,000 to finance the Company's costs during the period of the offer. Miramar will also grant to Quest a private 2,500,000 share purchase option to acquire shares held by Miramar. 1,000,000 shall vest immediately exercisable at $0.25 for 18 months and 1,500,000 post-consolidated options shall vest after the closing of the acquisition and shall be exercisable at $0.35 for 18 months. In consideration for facilitating the Quest financing, Sherwood issued Miramar 428,571 units. Each unit consists of one common share and one warrant. Each warrant is exchangeable for one share priced at the greater of:

a) $0.35
b) the common share price of the first financing completed by the Corporation on or prior to the Closing Date of the Corporation's offer to purchase all of the outstanding common shares of Minto Explorations Ltd., if warrants are not issued in connection with such financing;
c) the lowest exercise price of any warrants issued in connection with the financing contemplated by sub-paragraph (b) above.

On April 15, 2005, the shareholders of Sherwood approved a share consolidation of up to 4 old for 1 new share of Sherwood and name change.

APPENDIX "A"
PRO FORMA FINANCIAL STATEMENTS

SHERWOOD MINING CORPORATION

(A Development Stage Company)

PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS

30 NOVEMBER 2004

Unaudited - See Compilation Report

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

1. COMPILATION REPORT

To the Directors of Sherwood Mining Corporation:

We have read the accompanying unaudited pro forma balance sheet of Sherwood Mining Corporation as at November 30, 2004 and have performed the following procedures.

1. Compared the figures in the columns captioned Sherwood Mining Corporation to the audited financial statements of the Company as at November 30, 2004 and found them to be in agreement.
2. Compared the figures in the columns captioned Minto Explorations Ltd. to the financial statements of Minto Explorations Ltd. as at December 31, 2004 filed on SEDAR and found them to be in agreement.
3. Made enquiries of certain officials of the Company who have responsibility for financial and accounting matters about:
   (a) the basis for determination of the pro forma adjustments; and
   (b) whether the pro forma financial statements comply as to form in all material respects with the securities acts of the provinces of Canada ("Acts") and the related regulations.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments; and
   (b) stated that the pro forma consolidated financial statements comply as to form in all material respects with the Acts and the related regulations.
4. Read the notes to the pro forma consolidated financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.
5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned Sherwood Mining Corporation and Minto Explorations Ltd. as at November 30, 2004 and found the amounts in the column captioned "Pro Forma Consolidated" to be arithmetically correct.

A pro forma consolidated financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

"Staley, Okada & Partners"

Vancouver, B.C.
April 29, 2005

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Staley, Okada & Partners is member of MSI, a network of Independent professional firms ^ A member of the Institute of Chartered Accountants of British Columbia
A partnership of Incorporated professionals: L.M. Okada, Ltd., K.A. Scott, Ltd., J.M. Bhagirath, Ltd., L.W.D. Vickars, Ltd., G.S. Traher, Inc., D. Larocque, Ltd.

CAL Library:28566.10

Sherwood Mining Corporation

Statement 1

(A Development Stage Company)

Pro Forma Consolidated Balance Sheet

2. As at 30 November 2004

Canadian Funds

Unaudited - See Compilation Report

ASSETS	Sherwood Mining Corporation	Minto Explorations Ltd.	Pro Forma Adjustments and Eliminating Entries		Pro Forma Consolidated Sherwood Mining Corporation
Current					
Cash	$ 14,356	$ 5,039	$ 300,000	A	$
			(250,000)	F	69,395
Receivables	27,067	5,755			32,822
Prepaid expenses	-	2,067			2,067
	41,423	12,861	50,000		104,284
(A) Resource Property Costs	366,799	5,194,178	2,686,000	C	
			1,050,000	D	9,296,977
Equipment	-	2,701			2,701
	$ 408,222	$ 5,209,740	$ 3,786,000		$ 9,403,962

LIABILITIES					
Current					
Accounts payable and accrued liabilities	$ 8,770	$ 14,242	$		$ 23,012
Due to related parties	102,054	556,764	(556,764)	E	102,054
Credit facility	-	-	2,686,000	C	
			556,764	E	3,242,764
	110,824	571,006	2,686,000		3,367,830

SHAREHOLDERS' EQUITY					
Share Capital – Common Shares	7,459,554	6,409,891	300,000	A	
			(6,409,891)	B	
			4,638,733	B	
			1,050,000	D	13,448,287
Preferred Shares			1	B	1
Deficit	(7,162,156)	(1,771,157)	1,771,157	B	
			(250,000)	F	(7,412,156)
	297,398	4,638,734	1,100,000		6,036,132
	$ 408,222	$ 5,209,740	$ 3,786,000		$ 9,403,962

- See Accompanying Notes -

CAL Library:28566.10

Sherwood Mining Corporation Statement 2

(A Development Stage Company)

Pro Forma Consolidated Statement of Loss

Canadian Funds

Unaudited - See Compilation Report

	Sherwood Mining Corporation Year Ended 30 November 2004	Minto Explorations Ltd. Year Ended 31 December 2004	Pro Forma Adjustments and Eliminating Entries	Pro Forma Consolidated Sherwood Mining Corporation
Expenses				
Management and administration fee	$ 60,000	$ 36,000	$ -	$ 96,000
Salaries and wages and consulting fee	45,360	76,659	-	122,019
Regulatory compliance	15,209	3,100	-	18,309
Audit and accounting	11,800	10,000	-	21,800
Legal fees	9,447	49,424	-	58,871
Transfer agent fees	4,094	6,648	-	10,742
Office	3,908	1,573	-	5,481
Investor relations	800	595	-	1,395
Interest and bank charges	238	-	-	238
Travel	124	1,765	-	1,889
Amortization	-	1,125	-	1,125
Loss from Operations	(150,980)	(186,889)	-	(337,869)
Write-off of resource property costs	(1,602,299)	-	-	(1,602,299)
Other income	3,724	-	-	3,724
(B) Loss for the Period	$ (1,749,555)	$ (186,889)	$	$ (1,936,444)

(b) Loss per Share - Basic and Diluted	$ (0.04)

- See Accompanying Notes -

Notes to Pro Forma Consolidated Financial Statements

30 November 2004
Canadian Funds
Unaudited - See Compilation Report

---

1. Basis of Presentation

The unaudited pro forma consolidated financial statements of Sherwood Mining Corporation ("Sherwood") for the year ended November 30, 2004 have been prepared after giving effect to the business combination between Sherwood and Minto Explorations Ltd. ("Minto"). These pro forma consolidated financial statements have been compiled from using Sherwood's November 30, 2004 annual audited financial statements and Minto's December 31, 2004 annual financial statements as filed on SEDAR.

The pro forma consolidated balance sheet as at November 30, 2004 has been prepared as if the combination with Minto described in Note 2 occurred effective November 30, 2004 using the financial statements noted above. The pro forma consolidated statement of loss for the year ended November 30, 2004 has been prepared as if the transactions described in Note 2 had occurred on December 1, 2003.

It is management's opinion that these pro forma consolidated financial statements present fairly in all material respects, the transactions described in Note 2 in accordance with Canadian generally accepted accounting principles. The accounting policies used in the preparation of these statements are consistent with Sherwood's accounting policies for the year ended November 30, 2004. The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Sherwood which would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.

Certain elements of Sherwood and Minto's financial statements have been reclassified to provide a consistent classification format.

The unaudited pro forma financial statements should be read in conjunction with the historical financial statements and notes thereto of Sherwood and Minto.

---

2. Business Acquisition

Per letter agreement dated March 21, 2005, Sherwood agreed to make a takeover offer for Minto. As consideration, Sherwood will offer $0.615 and one Preferred Share or 2.5 Common Shares and one Preferred Share of Sherwood for each existing Minto share or a combination thereof. Minto has a 100% working interest in the Minto Project, an advanced stage copper-gold project in Yukon.

If Sherwood sells the Minto Project within the later of 12 months of the closing date, and the completion of a bankable feasibility study ("Sale of Minto Project"), Sherwood agrees to distribute 50% of any sale proceeds over and above $7 million, to be allocated 42.5% to Falconbridge and 57.5% to the holders of Preferred Shares, which are retractable by Sherwood and redeemable by the holder after the Sale of Minto Project.

As part of the transaction, Asarco LLC ("Asarco") a controlling shareholder of Minto, will have approximately $680,000 debt owed by Minto repaid in full upon closing of the offer. Asarco will also transfer to Sherwood its rights to earn a 70% interest in Minto Project upon closing. In addition, Sherwood has an option to purchase Asarco's 0.375% net smelter royalty ("NSR") for $350,000, payable in cash or common shares of Sherwood, at Sherwood's election, based on the trade weighted average price of Sherwood's common shares for the 10 days prior to closing date.

2. Business Acquisition - *Continued*

Falconbridge Limited ("Falconbridge") has certain rights in respect to portions of the Minto Project, including the right to repurchase a portion of the project for $500,000 after March 31, 2005. Falconbridge has agreed to postpone exercising the repurchase right to June 15, 2005, and to surrender the repurchase right in exchange for a cash payment of $2,686,000 on closing. In addition, Sherwood has the option to purchase Falconbridge's 0.75% NSR on the Minto Project for $700,000, payable in cash or common shares of Sherwood, at Sherwood's election, based on the trade weighted average price of Sherwood's common shares for the 10 days prior to closing date.

To be in a position to finance the offer and related transactions, Sherwood has arranged a standby credit facility of $7,000,000 with Quest Capital Corp. ("Quest"). Terms of the Quest facility include a non-refundable standby fee of 3% payable as 954,545 common shares of Sherwood, and a 10% drawdown fee payable in common shares of Sherwood priced at a 20% discount at the prior 10-day weighted average common share price at the time of the drawdown and a 12% per year compounded monthly interest rate.

Miramar Mining Corp. ("Miramar") currently owns 10 million Sherwood common shares, representing 38% of the issued capital. In order to facilitate the transaction, Miramar has agreed to purchase 1,200,000 common shares at $0.25 for proceeds of $300,000 to finance the Company's costs during the period of the offer. Miramar will also grant to Quest a private 2,500,000 share purchase option to acquire Sherwood common shares held by Miramar. 1,000,000 shall vest immediately exercisable at $0.25 for 18 months and 1,500,000 options shall vest after the closing of the acquisition and shall be exercisable at $0.35 for 18 months. In consideration for facilitating the Quest financing, Sherwood will issue to Miramar 428,571 units. Each unit consists of one common share and one warrant. Each warrant is exchangeable for one common share priced at the greater of:

a) $0.35;
b) the common share price of the first financing completed by the Corporation on or prior to the Closing Date of the Corporation's offer to purchase all of the outstanding common shares of Minto Explorations Ltd., if warrants are not issued in connection with such financing;
c) the lowest exercise price of any warrants issued in connection with the financing contemplated by sub-paragraph (b) above.

In the proposed transaction, Sherwood is identified as the acquirer. The shareholders of Sherwood retain greater than 50% of the outstanding common shares of Sherwood once the transaction has been completed. The purchase method of accounting has been applied for this transaction. The shares issued as consideration for the purchase of Minto have been recorded using the value received, that being the carrying value of the net assets of Minto. No goodwill or increase in resource property costs will result from the takeover, as it does not represent the culmination of the earnings process.

On April 15, 2005, the shareholders of Sherwood approved a share consolidation of up to 4 old for 1 new common share of Sherwood and name change. These pro forma financial statements have not taken into account the effect of the share consolidation or the effects of any future financing.

3. Purchase Method Accounting

As a clarification of the accounting treatment, the following will occur:

- The consolidated financial statements of the combined entity will be issued under Sherwood.
- The accumulated deficit and share capital of Minto up to the date of takeover will be eliminated.
- The capital structure of the entity will be that of Sherwood with the dollar amount comprised of the issued share capital of Sherwood immediately prior to the acquisition plus the value of shares issued by Sherwood to acquire Minto, plus any shares issued by Sherwood preceding and subsequent to the acquisition.

4. Pro Forma Assumptions and Adjustments

The pro forma consolidated balance sheet has been prepared assuming that the transaction related to the proposed arrangement occurred on November 30, 2004 and is based on:

- The audited balance sheet of Sherwood as at November 30, 2004;
- The balance sheet of Minto as at December 31, 2004 as filed on SEDAR.

The pro forma consolidated statement of loss for the year ended November 30, 2004 has been compiled assuming the transaction relating to the proposed takeover occurred as at 1 December 2003 and is based on the following:

- The audited statement of loss of Sherwood for the year ended November 30, 2004;
- The statement of loss of Minto for the year ended December 31, 2004 as filed on SEDAR.

The following additional assumptions have been made for the preparation of these pro forma financial statements:

- All of Minto's shareholders have elected to obtain Sherwood's shares instead of cash.
- Sherwood has elected to issue shares to purchase Falconbridge and Asarco's NSR. Calculation is based on the assumption of share price at $0.30.
- Sherwood has drawn down $3,242,764 on the Quest credit facility to finance the takeover. The drawdown fee payable in common shares; calculation is based on the assumption of share price at $0.30.
- The pro forma consolidated statement of loss is not necessarily indicative of the results of operations that would have been attained had the acquisition taken place as at 1 December 2003 and does not purport to be indicative of the results that may be expected to occur in the future.

4. Pro Forma Assumptions and Adjustments - *Continued*

The pro forma consolidated financial statements give effect to the following transactions:

a) To reflect Sherwood's share issuance of 1,200,000 common shares for gross proceeds of $300,000 received subsequent to November 30, 2004.

b) To record the acquisition of Minto at net book value, and the related elimination of the share capital and deficit of Minto.

c) To record the payment to Falconbridge in exchange for repurchase rights.

d) To record the share issuance related to the purchase of Asarco's and Falconbridge's NSR.

e) To record repayment of debt owed to Asarco.

f) Estimated costs for filing the takeover offer circular.

5. Pro Forma Share Capital for Sherwood

Details as follows:

	Number of Preferred Shares	Number of Common Shares		Amount
Authorized:				
Unlimited number of common voting shares and preferred non-voting shares				
Sherwood existing shares outstanding as at November 30, 2004	-	26,124,994	$	7,459,554
Sherwood shares issued subsequent to November 30, 2004	-	1,200,000		300,000
Sherwood shares issued subsequent to November 30, 2004 for credit facility standby fee	-	954,545		-
Issuance of shares to Miramar for facilitating the Quest financing	-	428,571		-
	-	28,708,110		7,759,554
Issuance of shares for acquisition of Minto at the net book value of Minto *(Note2)* - Common Shares	-	14,781,253		4,638,733
- Preferred Shares	5,912,501	-		1
Issuance of shares for Asarco's and Falconbridge's NSR *	-	3,500,000		1,050,000
Issuance of shares for draw down fee **	-	1,080,921		-
	5,912,501	48,070,284	$	13,448,288

* Calculation is based on the assumption of share price at $0.30.Total cash price to purchase the NSR being $1,050,000.

** Calculation is based on the assumption of share price at $0.30, assuming Sherwood drew down $3,242,764 on the credit facility, and the draw down fee being 10% of total amount drawn.

The Depositary for the Offer is:

COMPUTERSHARE INVESTOR SERVICES INC.

By Mail:

P.O. Box 7021
31 Adelaide St. E.
Toronto, Ontario M5C 3H2
Attention: Corporate Actions

By Hand, by Courier or by Registered Mail:

Toronto
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Attention: Corporate Actions

OR

Vancouver
510 Burrard Street, 2nd Floor
Vancouver, British Columbia V6C 3B9

Toll Free: 1-800-564-6253
Email: service@computershare.com

Any questions and requests for assistance may be directed by Shareholders to the Depositary and Information Agent at the telephone numbers and locations set out above.